EXHIBIT 99.1

Nuvei Corporation
Annual Information Form
Fiscal Year ended December 31, 2022
March 8, 2023

Annual Information Form Nuvei Corporation

EXPLANATORY NOTES
As used in this Annual Information Form (“AIF”), unless the context indicates or requires otherwise, all references to the “Company”, “Nuvei”, “we”, “us” or “our” refer to Nuvei Corporation together with our subsidiaries, on a consolidated basis.
This AIF is dated March 8, 2023, and, unless specifically stated otherwise, all information disclosed in this AIF is provided as at December 31, 2022, the end of Nuvei’s most recently completed fiscal year.
Certain capitalized terms used in this AIF are defined in the “Glossary of Terms” beginning on page 104.
Other than in instances where Nuvei specifically provides otherwise, information contained on, or accessible through, our website is not a part of, nor is it incorporated by reference into, this AIF.
Trademarks and Trade Names
This AIF refers to certain trademarks and trade names, including “Nuvei”, “SafeCharge”, “Smart2Pay”, “Base Commerce”, “Simplex”, “Mazooma”, “Paymentez” and “Paya”, which are protected under applicable intellectual property laws and are the property of Nuvei. In addition, Nuvei’s names, logos and website names and addresses are owned or licensed by Nuvei, as applicable. Nuvei also owns or has the rights to copyrights that also protect the content of its products and/or services. Solely for convenience, our trademarks, trade names and copyrights referred to in this AIF may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks and trade names to the fullest extent under applicable law. All other trademarks used in this AIF are the property of their respective owners.
Presentation of Financial Information and Other Information
Our financial statements (including the audited consolidated financial statements for Fiscal 2022) and other financial data appearing in this AIF are reported in US dollars. Unless otherwise specified, all references to “$”, “US$”, “dollars” and “US dollars” are to United States dollars, all references to “C$” are to Canadian dollars, and all references to “€” are to Euros.
This AIF makes reference to “Total volume” and “eCommerce volume”, which are key performance indicators we monitor to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume, eCommerce volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from customers’ daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.
Exchange Rate Data
The following table sets out the high and low rates of exchange for one US dollar expressed in Canadian dollars during each of the periods specified, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for conversion of US dollars into Canadian dollars.

	Fiscal Year Ended December 31,

	2022	2021
	(C$)	(C$)
Highest rate during the period	1.3856	1.2942
Lowest rate during the period	1.2451	1.2040
Average rate for the period	1.3011	1.2535
Rate at the end of the period	1.3544	1.2678
FORWARD-LOOKING INFORMATION
This AIF contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, statements relating to the Paya Transaction, including expectations regarding anticipated cost savings and synergies and the strength, complementarity and compatibility with Nuvei’s business; information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, and the future impact of the COVID-19 pandemic is forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, assumptions related to the Paya Transaction (including the Company’s ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans relating to the Paya Transaction); the Company’s ability to otherwise complete the integration of the Paya business within anticipated time periods and at expected cost levels; the Company’s ability to attract and retain key employees in connection with the Paya Transaction; management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the Paya Transaction and resulting impact on growth in various financial metrics; assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where the Company operates; the realization of the expected strategic, financial and other benefits of the Paya Transaction in the timeframe anticipated; and the absence of significant undisclosed costs or liabilities associated with the Paya Transaction); and general economic conditions and the competitive environment within our industry, including the following assumptions: (a) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from macroeconomic headwinds on its or its customers’ business, financial condition, financial performance, liquidity nor any significant reduction in demand for its products and services, (b) the economic conditions in our core markets, geographies and verticals, including resulting consumer spending and employment, remaining at close to current levels, (c) assumptions as to the value of digital assets, to foreign exchange rates and interest rates, including inflation, (d) the Company’s continued ability to manage its growth effectively, (e) the Company will continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (f) the Company’s ability to successfully identify, complete, integrate and realize the expected benefits of, acquisitions (including Paya) and manage the associated risks, as well as future acquisitions, (g) the absence of adverse changes in legislative or regulatory matters, (h) the Company’s continued ability to upskill and modify its compliance capabilities as regulations change or as the Company enters new markets, (i) the Company’s liquidity and capital resources, including its ability to secure debt or equity financing on satisfactory terms, and (j) the absence of adverse changes in current tax laws. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of this AIF such as: risks associated with the Paya Transaction (including our inability to successfully integrate the Paya business; legal proceedings instituted related to the Paya Transaction and the impact of significant demands placed on management as a result thereof; the potential failure to realize anticipated benefits from the Paya Transaction; potential undisclosed costs or liabilities associated with the Paya Transaction, which may be significant; the impact of acquisition-related expenses; the failure to retain Paya’s personnel and customers following the acquisition and risks associated with the loss and ongoing replacement of key personnel); risks relating to our business and industry, such as the ongoing COVID-19 pandemic and the Russian invasion of Ukraine, including the resulting global economic uncertainty and measures and sanctions taken in response thereto; declining level of volume activity in certain verticals, including digital assets, and the resulting negative impact on the demand for, and prices of, our products and services; changes in foreign currency exchange rates, inflation, interest rates, consumer spending trends and other macroeconomic factors affecting our customers and our results of operations; the rapid developments and change in our industry; intense competition both within our industry and from other payments providers; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing customers, increasing sales to existing customers and attracting new customers; managing our growth effectively; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; history of net losses and additional significant investments in our business; our level of indebtedness; risks associated with past and future acquisitions; challenges related to a significant number of our customers being SMBs; concentration of our revenue from payment services; compliance with the requirements of payment networks; challenges related to the reimbursement of chargebacks from our customers; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; the impact of the United Kingdom’s departure from the European Union; decline in the use of electronic payment methods; loss of key personnel or difficulties hiring qualified personnel; deterioration in the quality of the products and services offered; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; challenges related to general economic and geopolitical conditions, business cycles and credit risks of our customers; reliance on third-party partners to sell some of our products and services; misappropriation of end-user transaction funds by our employees; frauds by customers, their customers or others; coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; challenges to secure financing on favorable terms or at all; challenges from seasonal fluctuations on our operating results; risks associated with less than full control rights of one of our subsidiaries; changes in accounting standards; estimates and assumptions in the application of accounting policies; the occurrence of a natural disaster, a widespread health epidemic or pandemic or other similar events; impacts of climate change; challenges related to our holding company structure, as well as risks relating to intellectual property and technology, risks relating to regulatory and legal proceedings and risks relating to our Subordinate Voting Shares.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

CORPORATE STRUCTURE
Name, Address and Incorporation
Nuvei was incorporated on September 1, 2017 under the name “10390461 Canada Inc.” pursuant to the CBCA and subsequently changed its name to “Pivotal Development Corporation Inc.” on September 21, 2017 and to “Nuvei Corporation” on November 27, 2018.
Immediately prior to closing of our initial public offering and concurrent listing on the TSX (the “TSX Listing”) on September 22, 2020, the Company amalgamated with Pivotal Holdings Corporation pursuant to the CBCA under the name Nuvei Corporation and amended its share capital to provide for an unlimited number of subordinate voting shares, multiple voting shares and Class A preferred shares issuable in series. On June 1, 2022, the Company filed articles of arrangement under the CBCA effecting amendments to its articles of amalgamation to add certain constrained securities ownership provisions to facilitate compliance with applicable laws, including in respect of certain share ownership restrictions and suitability requirements. See “Description of Share Capital” for a description of these restrictions and the attributes of the Company’s subordinate voting shares, multiple voting shares and Class A preferred shares issuable in series.
Our headquarters and registered office are located at 1100 René-Lévesque Boulevard West, 9th Floor, Montreal, Québec, H3B 4N4, Canada.
Intercorporate Relationships
The following table shows the intercorporate relationships of the Company and its material subsidiaries as at December 31, 2022, together with the jurisdiction of formation, incorporation or continuance of each entity:

Name of Subsidiary	Jurisdiction of Incorporation or Formation	Ownership Percentage (Voting)
LoanPaymentPro LLC	Delaware, USA	100%
Nuvei Commerce, LLC	Delaware, USA	100%
Nuvei Consulting Services (Israel) Ltd.	Israel	100%
Nuvei Global Services B.V.	Netherlands	100%
Nuvei International Group Limited	Guernsey	100%
Nuvei Limited	Cyprus	100%
Nuvei Technologies Corp.	Canada	100%
Nuvei Technologies Inc.	Delaware, USA	100%
Nuvei US LLC	Delaware, USA	100%
SimplexCC Ltd.	Israel	100%

BUSINESS OF NUVEI
Overview
We are a global payment company providing payment technology and solutions to businesses across North America, Europe, Asia Pacific, Middle East and Africa (MEA) and Latin America. We believe we are differentiated by our proprietary technology platform, which is purpose-built for high-growth eCommerce, integrated payments and B2B. Our platform enables customers to pay and/or accept payments worldwide regardless of their customers’ location, device or preferred payment method. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless payment experiences and a broad suite of data-driven business intelligence tools and risk management services. Through a single integration, we provide seamless and secure pay-in and payout capabilities, connecting our customers with their customers in over 200 markets worldwide, with local acquiring in 47 of those markets. With support for more than 600 APMs, and nearly 150 currencies, our customers can capture every payment opportunity that comes their way. In short, we provide the payment technology and intelligence our customers need to succeed locally and globally, through one integration – propelling them further, faster.
While global commerce continues to pivot online, eCommerce channels are converging and creating new and fast-growing opportunities for businesses of all sizes. Rapidly scaling across these commerce channels, however, can be complex and costly for businesses that rely on multiple providers in each local market. For example, customers may use disparate and varied systems for gateway services, payment processing, online fraud prevention, business intelligence and more, creating operational distractions and workflow challenges, which result in additional costs and financial inefficiencies. In parallel, consumers expect a consistent and frictionless transaction experience across all channels whether from a mobile device or computer. As a result, we believe businesses increasingly seek payment providers such as Nuvei who have a unified approach and can offer end-to-end solutions to help them navigate this complex environment.
What We Do
Uniting payment technology and our expertise, we help businesses remove payment barriers, optimize operating costs and increase acceptance rates to accelerate their revenue. We leverage our deep industry expertise, thought leadership in eCommerce payments, and our expanding digital payments sales team, to serve customers operating in some of the most complex verticals across multiple geographic markets.
At the core of our business is our Native Commerce Platform, a unified platform built in-house with over a decade of operational and industry domain expertise. Our Native Commerce Platform enables us to deliver comprehensive payment technology solutions to power a convenient and secure transaction experience for our customers and their customers. Our comprehensive suite of payment solutions are designed to support the entire lifecycle of a transaction across mobile, in-app or third party platforms or software, online (via API or multi-feature cashier), unattended and in-store channels while providing what we believe is a superior payments experience. Our solutions include:
•End-to-end processing, including multi-currency authorization, clearing and settlement;
•Global gateway that is acquirer- and processor-agnostic;
•Turnkey payment solutions designed to increase sales conversions and approval rates as well as simplify payments for consumers;
•Smart routing technology to maximize payment authorization rates;
•Localization capabilities allowing acceptance of nearly 150 currencies, over 600 APMs, and support over 30 languages;
•Pay-in and payout support, including our in-house ACH platform;
•Dynamic currency management solutions;
•Risk and chargeback management and fraud prevention tools;
•Flexible customer underwriting and onboarding platform;

•Enhanced reconciliation tools that simplify customers’ cash flow management;
•Unified reporting regardless of payment type or geographic market;
•Acquiring capability as principal members of the payment networks;
•Cashier and checkout page fully adapted to design, location, and device backed with enhanced tools to increase acceptance rates and conversion;
•Banking as a service;
•End-to-end card issuing;
•Transaction risk scoring to identify potentially fraudulent transactions; and
•Artificial intelligence-based transaction guarantee solutions.
We sell and distribute our solutions globally through three primary channels: direct sales, indirect sales for SMBs and eCommerce Integrated technology partners and platforms. Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and vertical to optimize sales. By relying on our local sales teams and eCommerce partners who act as trusted technology providers to our customers, we believe we are able to serve more customers globally and grow with them as they grow their businesses and expand into new markets. We focus on the needs of our customers and how we can help them grow their sales, and in turn our volume, with them. Due to the scalable nature of our business model and the inherent operating leverage, increases in volume drive profitable revenue growth.
Our revenue is primarily based on sales volume generated from our customers’ daily sales and through various transaction and subscription-based fees for our modular technology. Modular technology includes, for example, gateway, global processing, APMs, currency management, global payouts, fraud risk management, card issuing, digital asset payments, open banking, data reporting, reconciliation tools, in addition to a long list of value-added capabilities. Our revenue is largely recurring due to the mission-critical nature of our product and service offerings and deep integration of our payments technology into our customers’ enterprise resource planning systems. Additionally, our model has delivered rapid growth in eCommerce revenue. We believe the depth and breadth of our payment capabilities help our customers establish and expand their presence in emerging commerce channels across many markets. This enables us to develop long-standing relationships with our customers, which in turn drive strong retention and significant cross-selling opportunities.
Why We Win
We believe our competitive differentiators are underpinned by our Native Commerce Platform, which is purpose-built for high growth eCommerce markets, and which addresses our customers’ challenges in some of the most complex verticals.
Full Stack Technology Platform with a Single Integration
We developed our Native Commerce Platform to simplify payments by combining gateway, acceptance, reconciliation, settlement, currency management, risk management and other value-added solutions into a full stack. Our proprietary platform provides seamless pay-in and payout capabilities, connecting our customers with their customers in over 200 markets worldwide, with local acquiring in 47 of those markets. With support for more than 600 APMs, and nearly 150 currencies, our customers can capture every payment opportunity that comes their way. We also provide our customers with data-driven analytics and risk management tools that enable them to provide their customers a convenient checkout experience and increase conversion rates while proactively managing chargebacks and potential fraud. In addition, having control of the full payments stack allows us to provide customers with a holistic view of their payment flow. Unlike traditional payment systems where a transaction is either approved or declined with little explanation, integration of our full payments stack provides transparency across the transaction lifecycle. We believe this single vendor experience is difficult to replicate for those who operate multiple platforms and differentiates us from other payment providers.

Modular Architecture with Open Access to Third-Party Providers
We built our Native Commerce Platform to be modular and configurable. This allows us to offer customers the flexibility to utilize our solutions on an on-demand, as-needed basis. As our customers grow and expand their businesses globally, we have the opportunity to cross-sell services with minimal, if any, additional integration effort. We also leverage our modular architecture to accelerate product development and rapidly deploy solutions to our broad base of customers. For example, our foreign currency exchange services are a value-added feature that any of our customers can use on an ad hoc basis, irrespective of whether they currently utilize our gateway, acquiring or global payout capabilities.
Our gateway provides open access to third-party providers, including integrations to over 200 markets worldwide. This enables customers who utilize our gateway to choose the acquiring providers, including us, who they believe best suit their needs. In addition, given our position as a single global connection point, we have the ability to monitor the performance of the third-party providers connected to our gateway. Accordingly, if a payment processor who is connected to our gateway experiences disruption in service, we help our customers optimize payments acceptance by automatically redirecting volume to an alternative acquiring partner or to us. We also help our third-party acquiring partners support their own businesses by providing fast and secure global processing capabilities through our gateway.
Deep Domain Expertise and Thought Leadership in eCommerce
Over the last decade, we have developed deep domain expertise in eCommerce channels. This has enabled us to offer a broad range of integrated payment solutions embedded with robust risk management and security tools that are designed to meet the precise use-case requirements of our eCommerce customers selling goods and services globally. For example, with our dynamic currency conversion tools, our customers and their customers can view purchase amounts in their home currency at checkout while on their mobile device or computer. In addition, our check-out page supports over 30 languages and enables our customers to display payment methods in an order of priority that reflects payment method popularity in each country.
We believe the future of payments is “frictionless commerce”, where consumers seamlessly interact and transact with customers anywhere and at any time using the payment form of their choice. As convenience, speed and transparency are critical priorities for consumers, Nuvei recognizes the importance for our customers to have a unified yet configurable solution across eCommerce channels. Our full stack payments platform provides the same front-and back-end processing and settlement infrastructure for transactions made on a mobile device, website or in person at the point of sale. We design and develop technology and solutions that reduce friction at mobile or online checkout and create enhanced experiences for consumers. As a result, we believe our customers have experienced higher conversion and acceptance rates, which we believe are better than those of many other providers.

Leadership in Serving Customers Globally in Complex and Regulated Verticals
We believe we are part of a select group of payment providers that have the ability to serve complex verticals, including regulated online gaming and regulated financial services. Over our history, we have developed in-depth knowledge of these verticals and demonstrated the technical expertise to deploy innovative solutions across geographic markets that address specific business needs and operational challenges while complying with local regulatory requirements. Our customers rely on us for global processing capabilities, embedded payment pages, conversion optimization solutions, in-app fraud management and robust risk management tools (such as digital KYC/AML, transaction guarantee solutions, geo-blocking and automated chargeback reconciliation, including proprietary fraud and risk management tools, which are backed by artificial intelligence technology) – each of which are tailored for complex and regulated industries. As just one example, with ongoing legislation of regulated online gaming and sports-betting worldwide, we believe we are well-positioned to serve our customers who are expanding into new and open markets and to capitalize on what we view to be a first-mover advantage in these complex verticals. To date, Nuvei, through its subsidiaries, is permitted to operate in at least 24 U.S. states and the District of Columbia, holding licenses or exemptions in, amongst others, Arizona, Colorado, Connecticut, Indiana, Kansas, Louisiana, Maryland, Michigan, New Hampshire, New Jersey, New York, Pennsylvania, Tennessee, Virginia, Washington, West Virginia and Wyoming. In addition, Nuvei, through its subsidiaries, holds money transmitter licenses, exemptions or is not otherwise required to be licensed in a total of 48 U.S. states, the District of Columbia and Puerto Rico.
Technology-First Culture Driving Continuous Innovation
Our technology-first culture is key to our success as we seek to innovate, differentiate and enhance our solutions on an ongoing basis to meet our customers’ current and future needs and maintain our competitive advantages. As of December 31, 2022, we had a product development team of 591 technology professionals, representing over one third of our total employee base as of December 31, 2022, that is dedicated to continuously enhancing our payments technology solutions. Since December 31, 2022, we have added approximately 95 technology professionals to our team through our acquisition of Paya. See “Three-Year Business Development History”. We believe the way we collaborate with our customers differentiates us from other payment providers and allows us to gain first-hand knowledge of our customers’ evolving payments needs, which we leverage to develop new and proprietary solutions. Examples of such product innovations include our global payout capabilities (such as our in-house ACH platform), embedded payment pages, decline recovery, localized payments and Smart SCA, which is designed to ensure that transactions are PSD2- and 3D Secure 2-compliant. We believe many of these innovations improve acceptance rates and conversion to completed transactions, enabling our customers to generate more revenue.
Our Growth Strategy
We believe we have built a strong and agile business model that positions us well to capitalize on multiple growth opportunities including:
Growing with Our Existing Customers
Our success is directly correlated with our customers’ success. We focus on the high-growth markets within omnichannel payments and intend to grow alongside our existing customers as they grow their business and expand into new markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services, government, utilities, healthcare, non-profit and travel. eCommerce volume represents the majority of our Total volume, with eCommerce volume accounting for 89% of our Total volume in the twelve months ended December 31, 2022. Key characteristics of these verticals are inherent growth, longevity and propensity to operate globally.

In addition, our existing customers represent a significant opportunity for us to cross-sell and up-sell products and services with limited incremental sales and marketing expenses. As our customers increase their business volume, we can offer more solutions from our Native Commerce Platform. Our future revenue growth and the achievement and maintenance of profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Acquiring New Customers
Our future revenue growth will also largely depend upon the effectiveness of our sales and marketing efforts. We have significant sales and marketing experience in capturing and serving SMBs and third-party partners in North America and large enterprises in Europe. We intend to leverage this experience and enable customer base expansion by targeting large enterprises in North America, with a focus in the eCommerce channels. Key to our success in achieving customer base expansion is continued investment in our direct sales team and further leveraging our broad and diversified network of partners.
Expanding in Regions Internationally
We plan to expand and deepen our footprint in geographies where we have an emerging presence today, such as Asia Pacific, MEA and Latin America. Our expansion has also been driven by the needs of our customers. For each new country where we seek to expand, we focus on understanding the needs of the local market and invest to develop relationships, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. We believe this will help our growth strategy in achieving global presence and connectivity across all targeted markets.
Investing in our Technology and Product Portfolio
We believe our technology-first culture enables us to enhance our offerings to remain at the forefront of payments innovation. Specifically, our Native Commerce Platform enables us to deliver comprehensive payments and technology solutions to power a convenient and secure transaction experience for our customers and their customers. Further investment in our platform is necessary to expand and keep our portfolio of services to our customers technologically current. Close collaboration with our customers through an ongoing communication feedback loop is also key, as it enables a better design and delivery of solutions that meet their specific and evolving needs.
Maintaining and Adding to our Acquiring Bank and Payment Network Relationships
We have built strong relationships with acquiring banks and the payment networks globally. The maintenance and/or expansion of these relationships and strong collaboration on maintaining adequate procedures in monitoring the risk profile of our customer base will be a key enabler in the pursuit of our growth strategies.
Adding new use cases and verticals to our technology
We are adding new use cases and verticals to our technology. For example, with the acquisition of Paya we are now bringing our technology and expertise in under-penetrated verticals such as B2B, healthcare, government and non-profit. By adding these use cases to our existing offering, we are growing our total addressable market.
Adapting to Regulatory Changes
The nature of our product and services offerings necessitates that we adhere to strict regulatory regimes in the countries where we operate. Our operational teams are fully versed in the varying regulatory requirements applicable to our operations. As regulations change or as we enter new markets or launch new products with different regulatory requirements, we will continue to upskill and modify, our compliance capabilities as appropriate, such as our customer underwriting, risk management, KYC and AML capabilities, in as seamless as possible a manner to minimize disruption to our customers’ businesses.

Selectively Pursuing and Successfully Executing Acquisitions
We have in the past augmented, and intend in the future to continue to augment, our capabilities and organic growth with strategic acquisitions. For example, in the third quarter of 2021, we acquired Mazooma, Simplex and Paymentez. In addition, on February 22, 2023, we acquired Paya. Critical to our success is continuing to be highly disciplined in integrating acquisitions into our Company in a manner that allows us to fulfill the potential that these acquisitions bring.
Our Competition
We compete with a range of providers for various components of our offering across markets, commerce channels and verticals. Globally, our competitors include integrated payment providers focused on eCommerce channels (such as Adyen and Stripe), and other payment processors (such as Fiserv, Global Payments, Checkout.com and Worldpay).
We are one of the few companies that can offer eCommerce payments technology through a single integration and through a single source relationship. Certain traditional payment providers are hindered by limitations, including disparate legacy technology systems and inadequate product offerings. Our full stack technology platform, combined with our innovative and flexible suite of payment solutions, addresses many of the issues that customers face today, including:
•Fragmented global payments landscape: Global customers are forced to work with a large number of payment providers who can only offer solutions relevant to a specific market, leading to increased complexity and a higher administrative burden.
•Slow to adapt to new technology: With changing consumer preferences and behavior and the globalization of commerce, the ability of payment providers to accept not only card-based payments but also APMs is increasingly important. Additionally, the ability to provide robust payment solutions across multiple commerce channels has come to be expected as a minimum offering.
•Friction in customer experiences: The point of purchase is one of the most important steps for a successful eCommerce transaction. Once a customer is at the checkout stage, it is critical to make the experience as easy and frictionless as possible until the payment is completed. Functionalities such as partial approval, decline recovery, one-click checkout, recurring billing and account updater are required to increase conversion rates.
•Lack of flexibility or inability to offer a modular, “à-la-carte” offering: Certain providers that offer a full-stack offering are unwilling to provide customers with the flexibility to use their solutions on an as-needed basis. We believe customers seek to work with providers that can address multiple use cases in a modular, “à-la-carte” format – such as gateway only, or gateway plus acquiring and checkout, or a full one-stop solution including gateway.
•Unsophisticated fraud and chargeback prevention tools: Minimizing fraud and chargebacks is a major challenge for both payment providers and customers. We believe fraud detection and prevention measures may result in both false-positives and false-negatives which leads to lower conversion and higher fraud due to the improper verification of customers. Additionally, many solutions do not have global tokenization and encryption solutions for mobile and online transactions or integrated KYC and AML checks which allow our customers to automate customer authentication without impacting transaction success rates.
•Integrated Payments: Customers seek to have their software solutions offered with integrated payment capabilities. When a customer is required to undergo multiple integrations in order to use a software solution, this can be costly, time consuming and require additional technical support. We provide integrated solutions which enable seamless B2B workflows and payment capabilities for our customers and partners across several high-growth verticals.

We believe we compete favorably with respect to each of these factors. For information on risks relating to increased competition in our industry, see “Risk Factors – Substantial and increasing competition, both within our industry and from other payments methods, and disintermediation from other participants in the payments chain may harm our business.”
Our Intellectual Property
We rely on a combination of intellectual property laws, confidentiality procedures and contractual provisions to protect our proprietary technology and our brands. We have registered, and applied for the registration of, Canadian, U.S. and international trademarks, service marks, and domain names. Over time, we have assembled and continue to assemble a portfolio of trademarks, service marks, copyrights, domain names and trade secrets covering our products and services. In particular, our source code, product books and website content are protected by copyright at common law. Intellectual property is a component of our ability to be a leading payment services provider and any significant impairment of, or third-party claim against, our intellectual property rights could harm our business or our ability to compete.
Our Employees
In support of our people first culture, in 2022 we focused on continuing to enhance and execute on our talent management strategy to attract, motivate, reward and retain our talented people; with a focus on embedding a culture of transformation, diversity, equity and inclusion. We have aligned our talent priorities to increase our capacity in concert with our growth strategy, and investing in our global human resources tools to better manage our talent pool, strengthen employee engagement and productivity, and create what we believe is a best-in-industry employee experience with improved organizational effectiveness.
We have a strong and talented management team led by our Chair and Chief Executive Officer, Philip Fayer, with broad experience in technology, strategy, operations, finance, business development, people leadership, communications and training. Our executive officers have a combined total of over 100 years of experience in the electronic payments industry. Many of the members of our management team have successfully worked together as a team for many years and we continue to enhance our leadership capability in support of our growth.
As of December 31, 2022, we employed 1,690 employees throughout North America, Latin America, Europe, Middle East, and Asia Pacific. In addition, through our acquisition of Paya in February 2023, we have added approximately 300 additional employees to our headcount since December 31, 2022. We recruit our employees through multiple avenues, including internships, referrals, social media campaigns, job boards and other global outreach methods. We also engage consultants as needed to support our operations.
None of our employees is represented by a labor organization or is a party to a collective bargaining agreement, with the exception of those located in Romania and Brazil, representing less than 10% of our employees. Employees in Brazil are represented by a trade union, while our employees in Romania are covered by a collective agreement, in each case as mandated by applicable law or governmental policy. The collective agreement covering our employees in Romania expired in February 2023, and negotiations are ongoing. We consider our relationship with our employees to be good.
Specialized Skills and Knowledge
The skills, expertise and competencies required in our industry are constantly evolving. While the current labor market in the industries in which the Company operates is highly competitive, we strive to be one step ahead and adopt a proactive approach, not only by recruiting engaged and skilled professionals but, more importantly, by developing and retaining them to meet our needs.

At Nuvei we offer a high-quality employee experience to meet the varying needs of our workforce. We strive for what is meaningful to our people and to enhance well-being and engagement. Our key employees share in the Company’s success through worldwide participation in equity incentive plans, amongst other benefits. Over the years, we have put in place multiple initiatives to meet our commercial goals, fulfill our business plans, and maintain and develop high caliber professionals for the benefit of our customers and shareholders. We make significant investments to attract, select, retain and develop top talent across our product and service offerings. We value ongoing learning and invest in annual global summits for our teams, as well as provide opportunities for leadership training, skills development and industry training to all employees.
We have devoted, and will continue to devote, substantial resources to:
•creating engaging and inspiring workplaces;
•recruiting and retaining top talent;
•growing employee engagement including by, amongst others, utilizing our long-term incentive program (i) to attract, reward and retain employees, (ii) to motivate our people to focus on and contribute to the long-term success of the Company, and (iii) to align the interests of participants with those of our shareholders;
•supporting our diversity, equity and inclusion initiatives; and
•acquiring new talent and capabilities to meet our customers’ evolving needs.
Our ability to attract and retain talent will depend on a number of factors, including our ability to: compete for talent; provide competitive benefits to our team members, retain and integrate talent from our acquisitions, and meet or exceed evolving expectations related to diversity, equity and inclusion.
Seasonality
Our revenue and volume are directionally correlated with the level of transactions processed by our customers, which is largely influenced by consumer spending patterns. As a result, our revenues have historically been strongest during the last calendar quarter of the year as a result of higher sales by our customers during the holiday season.
Our Facilities and Locations
All of Nuvei’s premises are leased. Our corporate headquarters, which includes product development, sales, marketing, and business operations, is located in Montreal, Québec. It consists of an office of 21,646 square feet of space for a ten-year term expiring in March 2031. In addition to our corporate headquarters, as of the date of this AIF, we lease office space in Scottsdale, Arizona, Tempe, Arizona, Walton Beach, Florida, Atlanta, Georgia, Hoffman Estates, Illinois, Bloomingdale, Illinois, Dayton, Ohio, Mount Vernon, Ohio, Dallas, Texas, Reston, Virginia, St. Catharines, Ontario, Sofia, Bulgaria, Nicosia, Cyprus, Givatayim and Tel Aviv, Israel, Vilnius, Lithuania, Amsterdam, Netherlands, Iasi, Romania, London, U.K. and Singapore. We also embrace a “work from home” model, which extends our reach beyond our physical office locations to virtual or shared office spaces in Australia, Brazil, Colombia, Hong Kong, Italy, Mexico, Spain, United Arab Emirates, and a remote presence in China.
We also lease server space in third-party data centers in Montreal, Québec, Toronto, Ontario, Suwanee, Georgia, Chicago, Illinois, Hawthorne, New York, Columbus, Ohio, Las Vegas, Nevada, London, England, Amsterdam, Rotterdam, and Sophia, Bulgaria.

Regulatory Environment
We operate in a complex and rapidly evolving global legal and regulatory environment. Our business and the products and services that we offer are subject to a variety of laws and regulations in the jurisdictions where we operate, including Canada, the United States, the United Kingdom, the Netherlands, Lithuania, other member states of the EEA, Mexico, and elsewhere. We are also subject to the rules and standards of the payment networks that we utilize to provide our electronic payment services. Additionally, our expansion into new jurisdictions, products and services may trigger the application of additional laws and licensing requirements. See “Risk Factors – We are subject to costs and risks associated with new or changing laws and regulations and governmental action affecting our business.”.
In addition, several of the Company’s subsidiaries are subject to regulatory registration and licensing regimes. Some of these regimes require regulatory approval for a change of control of the regulated entity, which can include circumstances when a person holds, acquires or increases a qualifying holding or controlling interest in those entities, or the ability to exercise a similar influence over those entities, either directly or indirectly (including by way of investment in Nuvei securities (and for this purpose, in respect of any thresholds calculated based on voting rights, the applicable regulatory authorities would generally be expected to give effect to the respective voting rights represented by the Multiple Voting Shares and Subordinate Voting Shares)). On the basis of these requirements, no person may hold or acquire, alone or together with others, a direct or indirect stake of our shares, of the voting rights attached to our shares, or exercise, directly or indirectly, an equivalent degree of control in the Company (or increase an existing holding, control, interest or influence) in excess of applicable thresholds (currently 10%, 20%, 30% or 50%, depending on the jurisdiction and the particular regulatory requirement) without first obtaining the prior approval of the applicable regulatory authorities.
For more information on such share ownership restrictions and related constrained securities ownership provisions in Nuvei’s Articles, see “Description of Share Capital – Limitations on the Right to Own Securities” and “Description of Share Capital – Constraints on Ownership of Securities in our Articles”.
Payment Services and Electronic Money Regulation
Certain of our subsidiaries are subject to various regulatory requirements deriving from, or implementing, the PSD2 (in the United Kingdom, the Netherlands and Cyprus), and the Law on Electronic Money and Electronic Money Institutions and the Law on Payments in Lithuania (implementing provisions from the PSD2 and the Electronic Money Directive).
In the United Kingdom, Nuvei Financial operates as an authorized payment institution and is subject to regulation and oversight by the FCA. In addition, Nuvei Limited has obtained permission under the FCA’s Temporary Permissions Regime to continue providing payment services to customers in the U.K. following the end of the transitional period for the U.K.’s withdrawal from the European Union on December 31, 2020. Nuvei Limited intends to transition the payment services provided to U.K. customers to Nuvei Financial prior to the expiry of the Temporary Permissions Regime period. Nuvei Netherlands has also obtained permission under the FCA’s Temporary Permissions Regime to continue providing payment services to customers in the U.K. following the end of the transitional period for the U.K.’s withdrawal from the European Union on December 31, 2020.
In Cyprus, Nuvei Limited operates as an electronic money institution and is subject to regulation and oversight by the Central Bank of Cyprus.
Nuvei Netherlands is licensed as a payment institution (betaalinstelling) by the Dutch Central Bank (De Nederlandsche Bank), and must comply with the Dutch Financial Supervision Act (Wet op het financieel toezicht) and the rules promulgated thereunder. Nuvei Netherlands is subject to prudential supervision by the Dutch Central Bank and business conduct supervision by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten).

In Lithuania, UAB Nuvei has been licensed as an EMI since July 23, 2019 (license No. 54) and is additionally included on the list of currency exchange operators in connection to its licensed activities. UAB Nuvei is subject to regulation and oversight by the Bank of Lithuania, which is a financial supervisory authority in Lithuania.
In Cyprus, the Netherlands and Lithuania, our subsidiaries utilize cross-border passporting rights under the EU Directives to provide services throughout the EEA Member States (subject to certain exceptions).
In Mexico, Nuvei Mexico is authorized to provide services as an aggregator under the Law on Transparency and Regulation of Financial Services (Ley para la Transparencia y Ordenamiento de los Servicios Financieros), the Payment System Law (Ley de Sistemas de Pagos), and the General Rules for Payment Networks (Disposiciones de Caracter General Aplicables a las Redes de Medios de Disposicion). Nuvei Mexico is registered with the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV” for its acronym in Spanish) as an aggregator, and is subject to oversight by both the CNBV and the Mexican Central Bank (Banco de México).
Applicable regulations in these jurisdictions require Nuvei’s subsidiaries to hold licenses to perform certain of their business activities in or from these jurisdictions, and impose, among other things, certain conduct of business requirements, integrity requirements, administrative organization and internal control requirements, requirements for safeguarding of customer funds and outsourcing of operational functions, requirements as to the integrity and suitability of management or board members, initial and ongoing capital requirements and regulatory reporting and notification requirements. See “Risk Factors – Our business is subject to complex and evolving requirements and oversight related to our provision of payments services and other financial services.”.
In Colombia, Paymentez S.A operates as a payments aggregator. Under Colombian regulation, payments aggregators are not licensed institutions, and are not subject to direct government supervision.
Canada
The new Retail Payments Activities Act (Canada) enacted on June 29, 2021 (RPAA) will create a new regulatory oversight program for PSP to be administered by the Bank of Canada. The RPAA will introduce a new registration requirement, risk management requirements, rules around the segregation of end user funds, and annual reporting requirements. Despite being enacted, no regulations have yet been adopted under the RPAA, so the RPAA regime is not yet in force. It is expected that the regulations will be adopted in 2023 and take effect in 2024 and that they will represent a significant development in the Canadian payments landscape and require the drafting and adoption of additional policies and procedures relating mostly to safety and soundness. The Bank of Canada also intends to charge fees to entities like ours that will be required to be registered with and regulated by the Bank of Canada.
We may become subject to registration with the Bank of Canada and other requirements under the RPAA once the related regulations thereunder will come into force as is expected in 2023 or 2024. As our business continues to grow and evolve, we plan to apply for money transmitter licenses or their equivalents in additional jurisdictions, including Canadian provinces, and will likely become subject to oversight by FINTRAC and Revenu Québec as an MSB.
Singapore
The MAS regulates the provision of payment services in Singapore under the PSA and has the power to impose certain conditions or restrictions on the operation of the business of regulated entities. Nuvei Singapore has submitted an application for a Standard Payment Institution license to the MAS to provide domestic money transfer services, cross-border money transfer services, and customer acquisition services. It is currently operating under an exemption from such licensing requirement.

Money Services Business Licensing and Regulation
The United States Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) oversees the prevention of money laundering and the financing of terrorism pursuant to the U.S. Bank Secrecy Act (BSA) and related laws and regulations. Entities that are MSBs, such as for example purposes only, money transmitters, dealers in foreign exchange or administrators or exchangers of convertible virtual currency are required to register with FinCEN, operate pursuant to a BSA-compliant AML program, and comply with transaction monitoring, recordkeeping and reporting and other obligations. Nuvei US is registered with FinCEN.
The United States Department of the Treasury Office of Foreign Asset Control (“OFAC”) oversees various terrorist and criminal watch lists. We are required to screen users of our services against such lists, freeze assets and make reports to OFAC where appropriate.
Most states in the U.S. mandate the licensure of certain payments-related activity, such as money transmission, supply of stored value, or administrators or exchangers of convertible virtual currency. Nuvei is registered as an MSB with FinCEN, and is also licensed or is otherwise not required to be licensed in 48 states, the District of Columbia and Puerto Rico. As a licensed money transmitter, we are subject to net worth requirements, bonding requirements, liquidity requirements, requirements for regulatory approval of controlling shareholders, restrictions on our investment of customer funds, reporting requirements, AML compliance requirements, data security requirements, and monitoring, examination and oversight by state, federal, and international regulatory agencies.
The United States regulatory landscape of payments and digital assets is constantly evolving. The Commodity Futures Trading Commission (“CFTC”) may increase the scope of its regulatory oversight to include services provided by our entities or their partners.
In Canada, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and its regulations (PCMLTFA), together with guidance from Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) constitute the legal regime under which payment and certain other businesses must implement specific measures to detect and deter money laundering and the financing of terrorist activities, including by establishing record keeping and customer identification requirements and reporting of suspicious financial transactions and of cross-border movements of currency and monetary instruments.
Depending on their business model, payment processors serving Canadians, whether from within Canada or elsewhere, must register with FINTRAC and comply with its transaction monitoring, reporting and other obligations of the PCMLTFA.
Within 2023 or 2024 we expect most FINTRAC-registered entities to also be required to register with the Bank of Canada under the RPAA, discussed above.
At the provincial level in Canada, only Québec has an MSB licensing regime, which is administered by Revenu Québec.
As our business continues to grow and evolve, we plan to apply for money transmitter licenses or their equivalents in additional jurisdictions, including Canadian provinces, and will likely become subject to oversight by FINTRAC and Revenu Québec as an MSB as well as the Bank of Canada as a PSP.
In the United Kingdom and EEA, money transmission services qualify as a regulated payment service (i.e. money remittance) meaning that a firm must be authorized to carry on this activity, including as an EMI or as a payment services institution.
The authorizations of Nuvei Financial and Nuvei Limited do not include money remittance. Both authorized entities must comply with the registration, systems, controls, policies, procedures and requirements in applicable AML and counter-terrorism financing legislation in their respective jurisdictions (including, the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 in the United Kingdom and the EU Funds Transfer Regulation (EU 2015/847)).

The authorization of Nuvei Netherlands does not include money remittance. As a licensed payment institution, Nuvei Netherlands must, however, comply with the requirements of the Wwft, which imposes requirements regarding, among others, customer due diligence and reporting of unusual transactions to the Dutch Financial Intelligence Unit.
As a licensed electronic money institution, UAB Nevada must comply with the requirements of Lithuanian Law on AML. The Lithuanian act implements the Fifth EU Anti-Money Laundering Directive (Directive (EU) 2018/843) in Lithuania and imposes requirements regarding, among others, customer due diligence and reporting of unusual transactions.
In Singapore, money transmission services qualify as regulated “payment services” (i.e. “cross-border money transfer services” and “domestic money transfer services”, and, where the recipient of the money is a customer, potentially “customer acquisition services”). Please see above under “Singapore” for relevant details.
Effects of Banking Regulation
A number of our financial institution partners are directly subject to various laws and regulations enforced by banking regulators, including by U.S. and Canadian federal or state banking regulators as well as European banking regulators. Because we provide data processing and other services to U.S. banks, we are subject to regular oversight and examination by the Federal Financial Institutions Examination Council (the FFIEC), which is an inter-agency body of federal banking regulators. U.S. and Canadian federal, state or provincial and European banking regulators may also impose requirements on regulated financial institutions related to their relationships with third-party service providers. As a result, our acquiring banks may be required to perform appropriate due diligence on us and our activities, evaluate our risk management, information security, and information management systems, and conduct ongoing monitoring of our performance and ability to deliver services. We may also be required to adhere to certain standards regarding KYC requirements vis-à-vis our customers and other customers as mandated by our regulated partners. In all jurisdictions where we operate, there is also increased emphasis on identification of ultimate beneficial owners of businesses that supply or procure payment services. Various other obligations may also be imposed on us to allow our partners to meet the regulators’ expectations, such as in respect of reporting, contingency planning, subcontracting, confidentiality, security, separation of property, insurance, location of records and business continuity plans. Similar U.S. state and Canadian provincial laws and regulations that govern financial institutions may also subject our activities to review or examination.
Payment Networks Rules and Standards
In order to access the payment networks to provide acquiring and processing services, by contract, we are subject to the rules and standards of MasterCard, Visa and other payment networks. The rules of certain payment networks, including Visa and Mastercard, require us to be sponsored by a member bank as a service provider. In certain of the countries in which we operate, primarily the United States and Canada, we do not have direct relationships with the payment networks, but rely on an acquiring bank. We are registered with certain payment networks, including Visa and Mastercard, through such acquiring banks. The agreements with such banks give them substantial discretion in approving certain aspects of our business practices including our solicitation, application and qualification procedures for customers and the terms of our agreements with customers. We are also subject to the rules of similar organizations such as the Rules and Operating Guidelines of NACHA, which administers and facilitates private sector rules for ACH payments and defines the roles and responsibilities of financial institutions and other ACH network participants. These rules impose obligations on us and our partner financial institutions. These obligations include audit and oversight by the financial institutions and the imposition of mandatory corrective action, including termination, for serious violations. NACHA and the payment networks may update their Rules and Operating Guidelines at any time, and we will be subject to these changes. These Rules and Operating Guidelines allocate responsibility and liabilities to the various participants in the payment network.

Payment networks establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. For example, the payment networks require compliance with the PCI Data Security Standard, as well as, in Canada, the Code. Pursuant to the policy elements included in the Code, among other things, following the introduction of a new fee or fee increase, or a reduction in applicable interchange rates not passed on to customers, customers will be allowed to cancel their contracts without penalty.
These rules and standards implicate a variety of our activities and services, including operating rules, mandatory technology requirements, data security, allocation of liability for certain acts or omissions (including liability in the event of a data breach) and how consumers may use their cards. Payment networks may, and routinely do, modify these rules and standards as they determine in their sole discretion and with or without advance notice to us. These modifications may impose additional costs and expenses on, or may otherwise be disadvantageous to, our business. In addition, we are subject to audit by various payment networks. The payment networks may fine or penalize us or suspend our registration if those audits find that we have failed to comply with applicable rules and standards.
Data Protection Laws and Regulations
We perform activities that are subject to data protection laws, rules, regulations and standards in a number of jurisdictions. These laws, rules, regulations and standards restrict the collection, storage, use, disclosure and other processing of personal information, may require notice to individuals of processing activities, privacy practices and in some circumstances may provide individuals with certain rights to prevent the use and disclosure of their personal data. They also impose requirements for safeguarding and proper destruction of personal information including through the issuance of data security standards or guidelines. For example, the payment networks require compliance with the PCI Data Security Standard, a set of requirements designed to ensure that all companies that process, store or transmit payment card information maintain a secure environment to protect cardholder data.
In Canada, we are subject to the various personal information protection regimes of the jurisdictions in which we collect, use, and disclose personal information. These laws include British Columbia’s Personal Information Protection Act, Alberta’s Personal Information Protection Act, and for all other provinces except Quebec, the PIPEDA. All three laws are very similar in their requirements. Entities collecting, using, or disclosing information on identifiable individuals must do so only with the individual’s consent unless an exception justifies otherwise. Canada and Alberta also require entities that have suffered a security incident to disclose the incident to the appropriate privacy commissions as well as to the individuals whose personal information may have been compromised.
In Canada, we are also subject to Québec’s Act respecting the protection of personal information in the private sector (PPIPS), which was amended in June 2020 by Bill 64. The new requirements, that were to take effect over four years starting September 2022, include the duty to appoint a privacy officer, the duty to adopt corporate governance rules regarding the protection of personal information, the duty to report and log “confidentiality incidents”, the duty to conduct privacy impact assessment before implementing new information systems and transferring data outside of the province, and data subject rights such as the right to de-indexation and the right to data mobility. As of September 2023, non-compliance with this law will expose an entity to penalties ranging up to C$25 million or 4% of worldwide turnover for the preceding fiscal year. It also provides for private rights of action.

In the U.S. various federal, state and local laws, rules and regulations apply to the collection, disclosure, security and other processing of personal information, including the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Federal Trade Commission Act, the Gramm-Leach-Bliley Act, the Family Educational Rights and Privacy Act, the Protection of Pupil Rights Amendment and various state laws and regulations relating to privacy and data security. The Gramm-Leach-Bliley Act (along with its implementing regulations) applies directly to a broad range of financial institutions and indirectly, or in some instances directly, to companies that provide services to financial institutions, and restricts certain collection, storage, use, disclosure and other processing of certain nonpublic or otherwise legally protected information, requires notice to individuals of privacy policies and practices relating to sharing such information and provides individuals with certain rights to prevent the use and disclosure of such information. Our business may also be subject to the Fair Credit Reporting Act (the FCRA), which regulates the use and reporting of consumer credit information and imposes disclosure requirements on entities that take adverse action based on information obtained from credit reporting agencies. We could be liable if our practices under the FCRA are not in compliance with the FCRA or regulations under it. These rules also impose requirements for the safeguarding and proper destruction of such information through the issuance of data security standards or guidelines.
Certain U.S. state laws impose similar privacy obligations as well. For example, the CCPA imposes stringent data privacy and data protection requirements for the personal information of California residents, provides for civil penalties for violations, and provides for a private right of action for certain data breaches that result in the loss of personal information. The effects of this legislation are potentially far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Other states where we do business or may in the future do business, or from which we otherwise collect, or may in the future otherwise collect, personal information of residents have enacted, or are considering enacting, comprehensive privacy and data security laws that share similarities with the CCPA, with at least four such laws (in Virginia, Colorado, Connecticut and Utah) having taken effect, or scheduled to take effect, in 2023. There is also discussion in Congress of a new federal privacy and data security law to which we may become subject if it is enacted. Additionally, the FTC and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, security and other processing of personal information. Many of these laws also impose obligations to provide notification of security breaches to affected individuals, state officers, consumer reporting agencies, businesses or governmental agencies that own data.
Internationally, laws and regulations in many jurisdictions apply broadly to the collection, use, storage, disclosure protection and other processing of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP addresses. For example, in Europe the GDPR applies to companies operating within the EEA as well as companies outside the EEA that offer goods or services to EEA customers or businesses. It imposes a number of disclosure, consent, data handling and storage and data use obligations on processors and controllers of personal data. The GDPR introduced numerous privacy-related changes for companies whose processing is subject to the GDPR, including greater control for data subjects (such as the “right to be forgotten”), increased data portability for data subjects and increased fines. Penalties for breach of the GDPR can be substantial, including fines up to the greater of €20 million or 4% of annual global turnover.

Since January 1, 2021, following the expiry of transitional arrangements agreed to between the U.K. and the European Union, data processing in the U.K. has been governed by a U.K. version of the GDPR (combining the GDPR and the U.K.’s Data Protection Act 2018). Failure to comply with the U.K. GDPR can result in fines up to the greater of £17.5 million or 4% of annual global turnover. However, the U.K. GDPR will not automatically incorporate changes made to the GDPR going forward (which would need to be specifically incorporated by the U.K. Government), which creates a risk of divergent parallel regimes and related uncertainty. In addition, on July 18, 2022, the U.K. Parliament introduced the U.K.’s Data Protection and Digital Information Bill. The GDPR and U.K. GDPR also impose strict rules on the transfer of personal data to countries outside the EEA or the United Kingdom, respectively, including the United States. On June 28, 2021, the European Commission conferred adequacy status on the U.K. for GDPR purposes, enabling data transfers from European Union member states to the U.K. without additional safeguards. However, the U.K. adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision. We and many other companies may need to implement different or additional measures (such as the recently revised standard contractual clauses) to establish or maintain legitimate means for the transfer and receipt of personal data from the EEA and the United Kingdom to the United States. See “Risk Factors – Changes in laws or regulations relating to privacy and data protection, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligation relating to, privacy and data protection could adversely affect our business.”.
Unfair or Deceptive Acts or Practices (“UDAP”)
We and our partners are subject to laws prohibiting unfair or deceptive trade practices enforced by various regulatory agencies, including, in the U.S., the FTC and U.S. state attorneys general, in Canada, the Competition Bureau, in Europe, the European Commission, in the United Kingdom, the Competition and Markets Authority, in Lithuania, the Competition Council, in Singapore, the Competition and Consumer Commission of Singapore, in the Netherlands, the Authority for Consumers & Markets, and, in Cyprus, the Commission of the Protection of Competition. These agencies and regulators may take actions that affect the activities of certain of our partners, and in some cases may subject us to investigations, fees, fines and disgorgement of funds or enforcement actions if we are deemed to have aided and abetted or otherwise facilitated illegal or improper activities.
In the United States, the Consumer Financial Protection Bureau (“CFPB”) has a broad consumer protection mandate. Though we are not directly subject to the CFPB’s supervisory authority, the CFPB may have authority over us as a provider of services to regulated financial institutions in connection with consumer financial products. We expect a heightened enforcement environment by the CFPB, which may impact our industry.
We are also subject to various consumer protection laws and related regulations in the markets in which we operate, including in the European Union, Cyprus, the Netherlands and Singapore.
The Payment Card Networks Act (Canada) has been enacted with a view to regulating national payment networks and their commercial practices. While this act refers to acquirers, it does not apply directly to them. However, it does contain various regulatory powers which have not yet been carried out, as the Code was adopted in lieu of regulations and relies on voluntary compliance. Canadian payment networks, issuers and acquirers abide by it mainly as a result of payment network rules. The stated purpose of the Code is to ensure that customers are fully aware of the costs associated with accepting credit and debit card payments, provide customers with increased pricing flexibility to encourage consumers to choose the lowest-cost payment option, and allow customers to freely choose which payment options they will accept. See “Payment Networks Rules and Standards” above.

Anti-Corruption, Economic Sanctions, Anti-Terrorism and Anti-Money Laundering Laws
In the United States, Canada, the United Kingdom and the European Union, we are subject to anti-corruption laws such as the Foreign Corrupt Practices Act (FCPA), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (PCMLTFA), the CFPOA and the U.K. Bribery Act which prohibit the making or offering of improper payments or benefits to foreign government officials and political figures, and Sections 121 (frauds on the government) and 426 (secret commissions) of the Criminal Code (Canada) which prohibit bribery in Canada. The broad reach of such acts as well as accounting provisions enforced by various enforcement and regulatory agencies require us to maintain appropriate records and adequate internal controls to prevent and detect possible violations. Contravention of these laws are criminal offences that may lead to fines, disgorgement and forfeiture and loss of contracts, permits or other benefits that were unlawfully obtained and debarment from contracting with governments and government-owned entities or illegibility to contract with other parties. Many other jurisdictions where we conduct business have similar anti-corruption laws. We have policies, procedures, systems, and controls designed to identify, address and prevent potentially impermissible transactions under such laws.
In the European Union, Nuvei is subject to AML and countering the financing of terrorism regulations, such as the Directive (EU) 2015/849 of the European Parliament and of the Council of May 20, 2015 on the prevention of the use of the financial system for the purposes of money laundering or terrorist financing (4th AML Directive), the Directive (EU) 2018/843 of the European Parliament and of the Council of May 30, 2018 amending Directive (EU) 2015/849 on the prevention of the use of the financial system for the purposes of money laundering or terrorist financing (5th AML Directive) and the Directive (EU) 2018/1673 of the European Parliament and of the Council of October, 23 2018 on combating money laundering by criminal law (6th AML Directive).
As a licensed Dutch payment institution, Nuvei Netherlands must comply with the requirements of the Wwft. The Wwft implements the EU Anti-Money Laundering Directives in the Netherlands and imposes requirements regarding, among others, customer due diligence and the reporting of unusual transactions to the Dutch Financial Intelligence Unit. Moreover, Nuvei Netherlands is subject to the Sanctions Act 1977 (Sanctiewet 1977) and the regulations promulgated thereunder. The Sanctions Act 1977 provides the legal basis for the implementation and enforcement of UN and EU sanctions, as well as the imposition of national sanctions. Non-compliance with the requirements of the Wwft or the Dutch Sanctions Act and the regulations promulgated thereunder may result in enforcement action being taken by the Dutch Central Bank. Such action may take the form of, among other things, formal instructions, administrative fines, orders subject to an incremental penalty, increased regulatory compliance requirements or other potential regulatory restrictions on Nuvei Netherlands’ business, enforced suspension of operations and, in extreme cases, withdrawal of its license or removal of board members. Moreover, the matter may be referred to the Public Prosecutor for criminal prosecution.
The regulatory framework in place by the Central Bank of Cyprus regarding AML and KYC procedures comprises the Law regarding the Prevention and Suppression of Money Laundering and Terrorist Financing of 2007 to 2018 and the Directive to Credit Institutions in accordance with article 59(4) of the Prevention and Suppression of Money Laundering and Terrorist Financing of 2007 to 2018. In addition, the Central Bank of Cyprus has issued the Directive for Compliance with the Provisions of the UN Security Council Resolutions and the Decisions and Regulations of the Council of the European Union of 2020.

We are also subject to certain economic and trade sanctions and anti-terrorism laws administered by the OFAC in the United States, Global Affairs Canada and Public Safety Canada in Canada, the European Union, His Majesty’s Treasury in the United Kingdom, the Dutch Ministry of Foreign Affairs in the Netherlands, the Ministry of Foreign Affairs and the Ministry of the Interior of the Republic of Lithuania, Council Regulations in Cyprus and by the Unit for the Implementation of Sanctions in the Financial Sector in relation to Sanctions imposed by UN Security Council Resolutions and Restrictive Measures imposed by the European Union and enforced by such agencies or by law enforcement officials under criminal laws or in some cases by administrative process. Contravention may lead to fines or other penalties or other adverse consequences. These laws generally prohibit or restrict transactions to or from, or dealings with, designated individuals and entities or in some cases specified countries or regions, their governments, and also with narcotics traffickers, and terrorists and terrorist organizations. These laws may also include sector or service specific prohibitions.
We are also subject to AML laws in the United States, Canada and other jurisdictions where we do business. The laws generally prohibit money laundering, possession of proceeds of crime and activities to aid or facilitate such activities. Contravention of these laws are criminal offences that may lead to fines, disgorgement and forfeiture.
Gaming and Sports Betting Regulations
In the United States, gambling and sports betting is regulated on a state-by-state basis. The industry is overseen and regulated by the gaming regulatory authority in each applicable state. Nuvei has obtained or is in the process of obtaining the appropriate licensing or other approval to provide payment processing services in every state that currently allows mobile or online sports-betting or gambling and that requires a license or approval to provide those services. Nuvei, or one or more of its subsidiaries are permitted to operate in at least 24 U.S. states and the District of Columbia, holding licenses or exemptions in, amongst others, Arizona, Colorado, Connecticut, Indiana, Kansas, Louisiana, Maryland, Michigan, New Hampshire, New Jersey, New York, Pennsylvania, Tennessee, Virginia, Washington, West Virginia and Wyoming. As a result of these state-level gaming licenses and registrations, Nuvei’s subsidiaries, Nuvei US and Nuvei Technologies Inc., are subject to extensive approval, regulation and monitoring by responsible gaming authorities.
In Canada, on August 27, 2021, Bill C-218, with the short title The Safe and Regulated Sports Betting Act, came into force. Bill C-218 legalizes single-event sports betting in Canada. While single-event sports betting is now legal in Canada, it is notable that gaming and betting services in Canada may only be offered to the public by Canadian provinces or their agencies, with the provinces remaining responsible for conduct and management of any regulated gaming and betting activities in their jurisdiction.
In another significant regulatory change, on April 4, 2022, Ontario launched an online gaming and betting market that allows private, third-party operators to offer gaming services directly to the public in partnership with, and under the authority of, iGaming Ontario a subsidiary of the Alcohol and Gaming Commission of Ontario (“AGCO”). The regulated market in Ontario is the first of its kind in Canada.
The Ontario regulated market requires both B2B and B2C gaming and betting service providers to register with the applicable Ontario authorities in order to service the Ontario market. In particular, B2B gaming service providers must be registered in order to service B2C entities active in the Ontario market. However, the current guidance provided by the applicable Ontario authorities indicates that B2B service providers that do not provide services directly related to gaming and betting, such as most payment service providers like Nuvei, are not required to register. However, as our business continues to grow and evolve, we may become subject to such registration requirements as a result of our existing or future activities in Ontario.

Digital Assets
The scope and extent of our engagement with digital assets is primarily through our servicing of customers operating in the digital assets industry. Our existing activities, combined with those of our partners, include providing the infrastructure, such as payment processing, necessary for customers to buy or sell (i.e., on-ramp/off-ramp capabilities) digital assets using various payment methods, including credit and debit cards. Outside of our servicing of customers operating in the digital assets industry, the Company and its subsidiaries, taken as a whole, do not hold or engage in any business with respect to digital assets in any material respect, and are not engaged in any way in the business of mining, issuing, or minting digital assets or in the operation of any digital asset exchange or other platform.
In addition, on March 1, 2023, Nuvei completed the acquisition of the assets of a business engaged in bi-lateral purchase and sale transactions in digital assets and headquartered in Vilnius, Lithuania. Through this subsidiary, Nevada Services, Nuvei will be involved in an additional step associated with its payment processing service by sourcing digital assets in limited two-sided transactions indirectly between end-users of digital asset platforms looking to buy or sell digital assets and those from whom it will source or to whom it will sell those assets. This allows Nuvei to extend its payment technology and solution business by bringing an additional step of the current transaction chain partly in-house. Under its business model, where end-users of digital asset platforms use Simplex as a payment processor, Simplex will be able to direct the corresponding instructions for the purchase or sale of the digital assets to Nevada Services to be fulfilled on a spot basis at quoted prices for delivery directly into their wallets. Nevada Services sells from a limited quantity digital asset inventory in its own custody or outside sources that are otherwise available to it. Nevada Services currently does not offer any services to Canadian or U.S. end users. However, should it do so in the future, it would only facilitate the purchase and sale of digital assets that it believes are not considered securities or derivatives under the applicable interpretations of securities and derivatives legislation in Canada and the United States.
Nevada Services intends to keep a limited quantity of inventory on hand to meet its customer obligations subject to the custody arrangements described below. Further, payment processing services and corresponding digital asset transactions will be provided only to digital assets platforms that are either compliant with applicable licensing requirements or not subject to licensing requirements in the relevant jurisdictions.
Businesses dealing in digital assets and digital assets-related products or services may be subject to various licensing requirements under applicable laws, rules governing trading in digital assets, including compliance with applicable securities and derivatives laws, which includes where the manner in which the assets are traded and held constitute ‘crypto contracts’, and compliance with KYC and know-your-product (“KYP”) rules, and suitability, insurance and financial and customer reporting laws, among others. These laws vary significantly among jurisdictions and are constantly subject to change, and different countries have taken very different approaches to regulating digital assets-related activities.
In addition, these laws, rules, and regulations evolve frequently and may be modified, interpreted, and applied in an inconsistent manner by a particular jurisdiction as well as from one jurisdiction to another, and may conflict with one another. To the extent that any Canadian, U.S. or other government or quasigovernmental agency imposes additional regulation on any part of the digital assets industry in general, our provision of services to that industry may be affected and could become subject to stringent requirements. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. The Company consistently engages with external legal counsels or regulatory advisors to keep apprised of changes to the regulatory landscape which might have impacts on its businesses. See “Risk Factors – We are subject to costs and risks associated with new or changing laws and regulations and governmental action affecting our business.”.
Canada

In March 2019, the Canadian Securities Administrators and IIROC jointly published Consultation Paper 21-402 Proposed Framework for Crypto-Asset Trading Platforms, in which they proposed regulation of platforms that facilitate the buying, selling or transferring of digital assets. The proposal contemplates platforms becoming registered as investment dealers and becoming both dealer and marketplace members of IIROC. The proposal addresses the risks and features of the platforms through a series of requirements to be further developed through consultation with the financial technology community, market participants, investors and other stakeholders. The framework is intended to apply both to platforms that operate in Canada and to those that have Canadian participants. The timing and impact of any final regulations remain uncertain.
In January 2020, the Canadian Securities Administrators published CSA Staff Notice 21-327 Guidance on the Application of Securities Legislation to Entities Facilitating the Trading of Crypto Assets, in which they provided guidance on certain factors to determine whether securities legislation applies to platforms that facilitate the trading of digital assets that are securities, or instruments or contracts involving digital assets. The guidance provides examples of when securities legislation may or may not apply to certain platforms that facilitate the buying, selling or transferring of digital assets. The guidance is intended to apply both to platforms that operate in Canada and to those that have Canadian participants.
In March 2021, the Canadian Securities Administrators published CSA Staff Notice 51-363 Observations on Disclosure by Crypto Assets Reporting Issuers, in which they provided an outline of several disclosure observations and guidance based on the first annual filings by reporting issuers that engage materially with digital assets via mining and/or the holding/trading of those assets. In March 2021, the Canadian Securities Administrators also published CSA Staff Notice 21-329 Guidance for Crypto-Asset Trading Platforms: Compliance with Regulatory Requirements, in which they provided guidance on the regulation of DTPs that facilitate or propose to facilitate the trading of digital assets that are: securities, contracts, or any other instruments that involve digital asset trading. The guidance addresses existing requirements currently operating in Canadian jurisdictions and how these apply to the various business models used by DTPs. Specifically, the guidance distinguishes between marketplace platforms and dealer platforms. Further to its update on December 12, 2022, the CSA published a notice on February 22, 2023 describing enhanced investor protection commitments it expects from DTPs operating in Canada. These commitments are made in the form of enhanced pre-registration undertakings which will include, among other things, enhanced expectations regarding the custody and segregation of digital assets held on behalf of Canadian customers and a prohibition on offering margin, credit, or other forms of leverage to any Canadian customer.
Revenu Québec also requires that certain types of digital assets businesses obtain an MSB license from Revenu Québec.
Considering its business model involves only the spot purchase of digital assets, it does not custody any assets on behalf of end users or other third parties and, should it make this service available in Canada in the future, it would be limited to non-securities digital assets, we believe Nevada Services is not subject to regulation as a dealer or marketplace under Canadian securities legislation as set out in CSA Staff Notice 21-327 Guidance on the Application of Securities Legislation to Entities Facilitating the Trading of Crypto Assets. Nevada Services also does not engage directly in any retail transactions as purchases and sales are entered into indirectly with the end users of digital assets platforms, although it may satisfy its sale obligations by way of delivery directly to customer wallets of the end users of the digital assets platform upon direction of the platform or end user. Moreover, Nevada Services does not provide the actual trading platform for any digital assets or maintain custody of (or otherwise hold) digital assets owned by, or on behalf of, customers or any other third parties. Nevada Services also does not solicit trades for retail investors, onboard any retail customers, act as agent for customers in trading of digital assets or provide for any margin or leveraged transactions.
United States
In the United States, digital assets are regulated by both federal and state authorities, depending on the legal and economic characteristics of the particular tokens and the nature of the activities and services.

The U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, CFPB, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial institution regulators) regulate or have been examining the operations of digital assets networks, users and markets, with particular focus on the extent to which digital assets can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises, consumer protection, and the safety and soundness of exchanges and other service providers that hold digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors.
Depending on its characteristics, a digital asset may be considered a “security” under the federal securities laws. The test for determining whether a particular digital asset is a “security” is complex and difficult to apply, and the outcome is difficult to predict.
Whether a digital asset is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act. Digital assets as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many digital assets, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.
Nuvei takes into account the relevant laws, rules and guidance as part of determining whether a digital asset is a security for purposes of the U.S. federal securities laws. Nuvei also discusses the security status of the digital assets it handles in the U.S. with its external securities lawyers. Through this process Nuvei believes that it is applying the proper legal standards in determining that the digital assets Nuvei handles in the U.S. or with U.S. persons are not securities in light of the uncertainties inherent in the Howey and Reves tests. While we believe we are in compliance with all laws, regulations, and legal interpretations, if our conclusions are wrong we may be subject to regulatory or enforcement actions, as well as additional registration and regulatory obligations from the SEC, other regulators and governmental authorities. In such a scenario we may also be required to make product changes, restrict or discontinue product offerings, or take other actions.
In August 2021, the Chair of the SEC articulated concerns that persons engaging in various digital assets activities are not adequately protected. The Chair called for federal legislation seeking “additional plenary authority” to write rules for digital assets trading and lending. At the same time, the Chair has stated that the SEC has authority under existing laws and regulations to oversee and regulate the digital assets industry. It is difficult to predict whether Congress will grant additional authorities to the SEC or other regulators, what the nature of such additional authorities might be, how they might impact the ability of digital assets markets to function or how any new regulations that may flow from such authorities might impact the value of digital assets or our activities involving providing services to digital assets markets.
President Biden’s March 9, 2022 Executive Order, asserting that technological advances and the rapid growth of the digital assets markets “necessitate an evaluation and alignment of the United States Government approach to digital assets,” signals an ongoing focus on digital assets policy and regulation in the United States. A number of reports issued pursuant to the Executive Order have focused on various risks related to the digital assets ecosystem, and have recommended additional legislation and regulatory oversight. In addition, federal and state agencies, and other countries and international bodies have issued rules or guidance about the treatment of digital assets transactions or requirements for businesses engaged in digital assets activity.
In addition, it is possible the market turbulence in late 2022, which led to the failure of several industry participants and the resulting market turmoil, could lead to increased SEC or criminal investigations, enforcement, and/or other regulatory activity across the digital assets ecosystem.

Other
The U.S. Internal Revenue Code of 1986, as amended, requires information returns to be made for each calendar year by “merchant acquiring entities” and “third-party settlement organizations” with respect to payments made in settlement of payment card transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements. Failure to comply with these rules could subject us to penalties. We believe we currently comply with these reporting and withholding requirements and intend to continue to do so.
We are also subject to U.S. federal and state unclaimed or abandoned property (escheat) laws, which require us to turn over to certain government authorities the property of others we hold that has been unclaimed for a specified period of time.
Nevada Services is registered as a virtual currency exchange operator in the Republic of Lithuania. Nevada Services does not provide services which would be subject to oversight by the Bank of Lithuania. Nevada Services is however subject to regulation and oversight by the Financial Crime Investigation Service under the Ministry of the Interior (FCIS) of the Republic of Lithuania within the scope of the Law on Prevention of Money Laundering and Terrorist Financing of the Republic of Lithuania and other legislation stemming thereof. Nevada Services is subject to the provisions of the Law on Prevention of Money Laundering and Terrorist Financing of the Republic of Lithuania (Lietuvos Respublikos pinigų plovimo ir teroristų finansavimo prevencijos įstatymas) which requires virtual currency exchange operators to take measures regarding customer and beneficial owner identification/verification as well as to perform ongoing customer transaction monitoring and reporting to the FCIS. In addition, virtual currency exchange operators must follow other conduct of business requirements set out in other legal acts adopted by the FCIS, including, among others, requirements related to customer identification, due diligence, risk assessment, monitoring and identification of suspicious transactions, having internal controls and policies in place, training for employees, and implementation of sanctions. In line with the Law on Prevention of Money Laundering and Terrorist Financing, virtual currency exchange operators must also ensure that management, supervisory bodies and ultimate beneficial owners are free of any criminal record in line with the Criminal Code of the Republic of Lithuania.
Safeguarding of Digital Assets
To support Nevada Services’ operations and liquidity needs, we may from time to time own or hold an immaterial portion of working capital in digital assets as daily inventory in the ordinary course of business, in an amount which may vary in proportion to the volume of transactions from time to time. Nevada Services does not engage in speculative behavior, and any digital assets held are only used for working capital purposes to reduce the number of transaction and related fees on the blockchain to enable the efficient delivery of purchased assets.
As at March 1, 2023 Nevada Services held digital assets representing less than 0.1% of Nuvei’s consolidated assets as at and for the year ended December 31, 2022. As at March 1, 2023, had the market price of the Company’s holdings of digital assets changed by 10% with all other variables being constant, the corresponding digital asset value change would represent less than 0.1% of Nuvei’s consolidated assets as at and for the year ended December 31, 2022. Therefore, any digital assets held by the Company are of immaterial value on a consolidated basis, and in any event are not held or owned by, or on behalf of, customers or any other third parties.
Nevada Services holds its digital asset inventory in self-custody in hot wallets as well as in supplemental accounts with different exchanges and other third-party custodians, including where required to hold a certain volume of digital assets in their hosted wallet to use their services. Management believes the risk with respect to its use of these counterparties to be remote, and is limited insofar as any digital assets held by the Company are of immaterial value on a consolidated basis. Additionally, the Company has the ability to select from or change counterparties with relatively limited delay and cost.

Nevertheless, the Company limits its exposure to this risk by engaging with counterparties for which the Company has performed internal due diligence procedures. The Company's due diligence procedures around counterparties include, but are not limited to, internal control procedures around on‐boarding new counterparties which may include one or more of the review of counterparty AML and KYC policies, review of market information specifically regarding various counterparties’ security and solvency risk, monitoring balance limits for each counterparty, and/or security processes around custodial private keys. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a loss as a result.
Nevada Services self-custodies some of its digital assets in segregated online hot wallets (also known as “trading wallets”), a portion of which are secured by Fireblocks Ltd. (“Fireblocks”), a leading provider of digital asset secure storage and management, which specializes in securely storing digital assets. Fireblocks is a developer of a blockchain security platform designed to protect digital assets. The platform securely transfers assets across exchanges, wallets, custodians, and counterparties and keeps them readily available using Fireblocks’ patent-pending chip isolation security, and model predictive control (MPC) technology, enabling traders to safeguard digital assets. Fireblocks Ltd. is incorporated under the laws of Tel Aviv, Israel, and has obtained a SOC 2 Type 2 audit report prepared by the auditors of Fireblocks, a leading global audit firm.
Our custody strategy is implemented to maximize liquidity while enabling efficient operations to ensure digital assets are readily available to deploy when required. However, hot wallets have additional exposure over cold wallets as they are always connected to the internet, therefore risks include hacking, phishing, collusion, third party risk of loss and other malicious thwarting to security. Accordingly, technical, operational, financial internal controls have been implemented to manage the risks associated with our holding or trading digital assets.
Given the nascent nature of the digital asset industry, insurance covering digital assets may not be available, uneconomical for the Company (particularly considering the relative immaterial value of digital assets it holds in inventory), or the nature or level may be insufficient to provide adequate insurance cover. While the Company takes measures to mitigate against losses of digital assets held in inventory, the Company’s digital assets held in self custody are currently uninsured and are susceptible to total loss in the event of a theft, security breach, employee error or IT malfunction. In particular, we may be unduly exposed to loss as a result of cybercrime (hacking). The Company will continue to assess the ability to insure digital assets held in its treasury.
The Company is unaware of any matter with respect to matters stated in this section that would adversely affect its ability to obtain an unqualified audit opinion on its audited financial statements.
See “Risk Factors – Digital assets have historically and currently exhibit significant price volatility that has and is expected to continue to adversely affect the operations of our customers in that industry, and, in turn, our results of operations and profitability”.

GENERAL DEVELOPMENT OF NUVEI’S BUSINESS
Below is a summary of key general developments of our business over the last three completed financial years.
Three-Year Business Development History
Recent Developments
Acquisitions
On February 22, 2023, Nuvei acquired Paya, a leading provider of integrated payment and commerce solutions in the U.S., in an all-cash transaction for a total consideration of approximately $1.3 billion (the “Paya Transaction”). The acquisition’s strategic rationale and benefits include: enhancing Nuvei’s ability to execute on high-growth integrated payment opportunities, diversifying Nuvei’s business across high-growth, underpenetrated and non-cyclical end markets, expanding Nuvei’s capabilities into the large and growing B2B market, amplifying Nuvei’s existing growth strategy and reinforcing Nuvei’s financial profile. Nuvei financed the acquisition with a combination of cash on hand, its existing credit facility and a new $800 million first lien secured credit facility (the “Paya Credit Facility”).
Fiscal 2022
Normal Course Issuer Bid and Automatic Share Purchase Plan
On March 7, 2022, the Board approved a NCIB to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with, and subject to, the requirements of the TSX and the Nasdaq and applicable securities laws.
Acquisitions
On April 7, 2022, Nuvei acquired the 40% outstanding membership interest in LoanPaymentPro, LLC, a payment acceptance platform servicing the debt repayment industry.
Licensing
In 2022, the Company obtained approvals in the states of Kansas, Maryland and Washington to support the gaming industry in the U.S.
Board and Executive Officers
On February 17, 2022, the Company announced the appointment of Yuval Ziv, the Company’s Managing Director, Digital Payments, to President, and that Mark Pyke, President, North America, would retire on April 1, 2022.
On March 25, 2022, the Company announced the appointment of Samir Zabaneh (CEO and Chair of TouchBistro Inc.) as an independent director to its Board, effective March 25, 2022.
On August 5, 2022, the Company announced that it had appointed two new independent directors, Maren Hwei Chyun Lau (Regional Vice President, Latin America at Meta Platforms, Inc.) and Timothy A. Dent (former Chief Financial and Chief Compliance Officer of DraftKings Inc.), effective August 5, 2022.
On November 2, 2022, the Company announced the appointment of Vicky Bindra as Chief Product and Operations Officer, effective November 14, 2022.
Other

On June 1, 2022, the Company announced the approval by the Québec Superior Court of its previously announced plan of arrangement under the CBCA effecting amendments to its articles of amalgamation to add certain constrained securities ownership provisions to facilitate compliance with applicable laws, including in respect of certain share ownership restrictions and suitability requirements. Following receipt of the Court’s final order, the Company’s articles of arrangement were filed under the CBCA and became effective as of June 1, 2022.
On August 25, 2022, the Company announced the publication of its inaugural Environmental, Social, and Governance (ESG) report, which sets out Nuvei’s ongoing drive to build sustainable business practices to protect the environment, support the communities in which it operates and create value for employees, investors, and customers. Our approach is one that considers ESG risks and opportunities. At the onset of our ESG journey, we evaluated our current oversight and management of priority ESG areas, which are outlined in the report. We are now in the process of establishing a formal ESG strategy and roadmap under the leadership of our Chair and CEO, our executive management team and our Board of Directors.
Fiscal 2021
Public Offerings and Other Capital Market Transactions
On March 24, 2021, Nuvei announced the closing of a secondary offering on a bought deal basis by funds managed by Novacap Management Inc., Whiskey Papa Fox Inc., a holding company controlled by Philip Fayer, our Chair and Chief Executive Officer, CDP Investissements Inc., a wholly-owned subsidiary of CDPQ, and David Schwartz, our Chief Financial Officer (together the “March 2021 Selling Shareholders”), of an aggregate of 9,169,387 Subordinate Voting Shares at a purchase price of US$60.22 per Subordinate Voting Share, for total gross proceeds to the March 2021 Selling Shareholders of approximately US$552 million.
On May 27, 2021, the Company filed an amended and restated short form base shelf prospectus, increasing the amount available under the original prospectus filed on December 7, 2020 by US$950 million to US$1.8 billion.
On June 7, 2021, Nuvei announced the closing of a secondary offering on a bought deal basis by funds managed by Novacap Management Inc., Whiskey Papa Fox Inc., CDP Investissements Inc., and certain members of our management (together the “June 2021 Selling Shareholders”), of an aggregate of 7,165,378 Subordinate Voting Shares at a purchase price of US$69.78 per Subordinate Voting Share, for total gross proceeds to the June 2021 Selling Shareholders of approximately US$500 million.
On October 8, 2021, Nuvei completed its listing on the Nasdaq, issuing a total of 3.45 million Subordinate Voting Shares (including the exercise in full by the underwriters of their over-allotment option), at a price of US$123.14 per Subordinate Voting Share, for aggregate gross proceeds of approximately US$424.8 million (the “Nasdaq Listing”). In connection with this offering, Nuvei’s Subordinate Voting Shares started trading on the Nasdaq under the symbol “NVEI”. Following the Nasdaq Listing, on October 13, 2021, Nuvei voluntarily delisted its “NVEI.U” US dollar ticker from the TSX. Nuvei’s Subordinate Voting Shares continue to trade on the TSX in Canadian dollars under the symbol “NVEI”. Net proceeds from the Nasdaq Listing were to primarily strengthen the Company’s financial position and allow it to pursue its growth strategies.
Acquisitions
On January 1, 2021, Nuvei completed its acquisition of Base Commerce, LLC, a technology-driven payment processing company headquartered in Phoenix, Arizona specializing in bankcard and ACH payment processing solutions.
On August 3, 2021, the Company completed its acquisition of Mazooma, a North American payments provider with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals.
On September 1, 2021, the Company completed its acquisition of Simplex, a leading provider of fiat infrastructure to the digital assets industry.

On September 1, 2021, the Company completed its acquisition of Paymentez LLC, a leading payment solution provider in Latin America which provides a breadth of payment solutions to customers and financial institutions, including gateway, white-labeling, card acquiring and prepaid card options.
Licensing
In 2021, the Company obtained approvals in the states of Arizona, Colorado, Connecticut, Louisiana, Michigan, New York, Pennsylvania, Virginia, West Virginia, Wyoming to support the gaming industry in the U.S.
Executive Officers
On October 1, 2021, the Company announced the appointments of Max Attias as Group Chief Technology Officer and Nikki Zinman as Chief People Officer. Max Attias took over from Keith Birdsong, who retired effective October 1, 2021.
Fiscal 2020
Public Offerings and Other Capital Market Transactions
On September 22, 2020, Nuvei announced the closing of our TSX Listing consisting of a treasury offering by the Company and a secondary offering by certain funds managed by Novacap Management Inc. (the “Selling Shareholders”) of an aggregate of 30,961,539 Subordinate Voting Shares at a price of US$26 per share, for aggregate gross proceeds of US$805 million, with the Company and the Selling Shareholders receiving gross proceeds of US$730 million and US$75 million, respectively. Concurrently with the closing of its TSX Listing, the Company also closed a direct private placement of 1,094,132 additional Subordinate Voting Shares to certain employees, customers, suppliers and other business partners outside Canada for aggregate gross proceeds of US$28.4 million. The Subordinate Voting Shares started trading on the TSX in Canadian dollars and in US dollars under the symbol “NVEI” on September 17, 2020. The net proceeds from the TSX Listing were used primarily to reduce loans and borrowings under our credit facilities.
On December 7, 2020, Nuvei filed a short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada to allow Nuvei and certain of its security holders to qualify the distribution by way of prospectus in Canada of Subordinate Voting Shares, Preferred Shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.
Acquisitions
On November 2, 2020, the Company completed its acquisition of Smart2Pay, a payment services provider headquartered in The Netherlands. The acquisition expanded the Company’s payment methods and geographic footprint.
Licensing
In 2020, the Company obtained approvals in the states of Colorado, Indiana, Michigan and Tennessee to support the gaming industry in the U.S.
In 2020, Nuvei launched local processing solutions in Hong Kong, Singapore, Brazil, and Colombia. Additionally, the Company expanded its support for digital assets exchanges, onboarding two exchanges and continued to enhance its offering including foreign exchange services, PSD2 mandate support, early warning dispute management solutions and payout capabilities that included the launch of Mastercard MoneySend.
Executive Officers
On December 17, 2020, the Company announced the appointment of Neil Erlick to the role of Chief Corporate Development Officer of Nuvei.

RISK FACTORS
In addition to all other information set out in this AIF, as well as our audited consolidated financial statements and notes for Fiscal 2022 and Management’s Discussion and Analysis for Fiscal 2022, the following specific factors could materially adversely affect us and/or our business, financial condition and results of operations. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may also become important factors that affect our future business, financial condition and results of operations. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow. This AIF also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors including the risks described below. See “Forward-Looking Information”.
Risks Relating to Our Business and Industry
If we cannot keep pace with rapid developments and change in our industry and continue to acquire new customers and partners rapidly, the use of our services could decline, reducing our revenue.
The electronic payments market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs, consolidation and the entrance of non-traditional competitors. In order to remain competitive and continue to acquire new customers and partners rapidly, we are continually involved in a number of projects to develop new services and improve our existing services. These projects may not be successful and carry some risks, such as cost overruns, delays in delivery, performance problems and lack of customer adoption, and may cause us to become subject to additional regulation. Moreover, the customer base that we target is varied and non-geographically bound or restricted by scale, making it more challenging to predict demand for our offerings. Any inability to develop or delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to our customers. Furthermore, in recent years, the market for APMs has grown significantly, and technology has become particularly important for payment processors looking to maintain a competitive edge in the industry. Many of the projects that we have spent time and resources on relate to APMs. Even though the market for APMs is growing, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new services targeted at this market. In addition, many current or prospective customers may find competing services more attractive if we do not keep pace with market innovation or changes in response to various market and industry dynamics, and some may choose to switch to competing services even if we do our best to innovate and provide superior services.
We rely in part, and may in the future rely in part, on third parties, including some of our competitors and potential competitors, for the development of, and access to, new technologies. If we are unable to maintain these relationships, we may lose access to new technologies or may not have the speed-to-market necessary to successfully launch new offerings.
Our future success will depend on our ability to adapt to technological changes and evolving industry standards. We may not be able to accurately predict the effects of technological changes on our business. If we are unable to adapt to technological changes or evolving industry standards on a timely and cost-effective basis by introducing new services and improving existing services, our business, financial condition and results of operations could be materially adversely affected.
Substantial and increasing competition, both within our industry and from other payments methods, and disintermediation from other participants in the payments chain may harm our business.
The market for payment processing services is highly competitive. Other providers of payment processing services have established a sizable market share in the merchant acquiring sector. Our growth will depend on a combination of the continued growth of electronic payments and our ability to increase our market share.

Our competitors include traditional merchant acquirers such as financial institutions, affiliates of financial institutions and global payment providers, as well as local payment providers. In particular, we compete with these vendors to develop and offer innovative payment services with enhanced technology and/or at competitive prices, including in-app services, eCommerce and mobile commerce services. These competitors and other industry participants may develop products and services that compete with or replace our value-added products and services, including products and services that enable payment networks and banks to transact with consumers directly. We compete with many of these same vendors for customers, many of whom are not exclusive to us but also have relationships with our competitors, such that we must continually expend resources to maintain those relationships. Gaining and maintaining loyalty or exclusivity can require financial concessions to maintain current customers or to attract potential customers from our competitors. We may be required to make concessions when renewing contracts with our customers and such concessions can have a material impact on our financial condition or operating performance.
In certain of the countries in which we operate, primarily the United States and Canada, we do not have direct relationships with the payment networks, but rely on an acquiring bank. As some of our competitors are directly affiliated with financial institutions, those competitors may not incur the same sponsorship costs that we incur for registration with the payment networks in these countries. Furthermore, in the countries where we rely on an acquiring bank to access the payment networks, our ability to control our costs is limited, because we do not have a direct relationship with those payment networks.
Many of our competitors, in particular those affiliated with large financial institutions, also have substantially greater financial, technological, operational and marketing resources than we have. Accordingly, these competitors may be able to offer their products and services at more competitive prices. As a result, we may need to reduce our fees or otherwise modify the terms of use of our products and services in order to retain existing customers and attract new ones.
If we are required to materially reduce our fees in order to remain competitive, we will need to aggressively control our costs in order to maintain our profit margins, and our revenue may be adversely affected. Our risk management team monitors our customer relationships and we have at times terminated, and may continue to terminate, customer relationships that may no longer be profitable to us due to such pricing considerations. Moreover, our competitors may have the ability to devote significantly more financial and operational resources than we can to the development of new products, services or new technologies or to acquire other companies or technology so that they can provide improved operating functionality and features to their existing service offerings. If successful, their efforts in this regard could render our products or services less desirable to customers, resulting in the loss of existing customers, an inability to obtain new customers or a reduction in the fees we could generate from our offerings.
Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
In addition, we face new competitive pressure from non-traditional payment processors and other parties entering the payments industry, which may compete in one or more of the functions performed in processing customer transactions. These competitors may have more significant financial resources and robust networks and could be more highly regarded by consumers. If these competitors gain a greater share of total electronic payments transactions, or if we are unable to successfully react to changes in the industry spurred by the entry of these new market participants, then it could impact our ability to retain and grow our relationships with our customers.
We may not be able to successfully implement our growth strategy on a timely basis or at all.
Our future growth, profitability and cash flows depend upon our ability to successfully implement our growth strategy, which, in turn, is dependent upon a number of factors, including our ability to:

•grow with our existing customers, in high growth verticals and in new markets;
•win new customers in existing and new geographies;
•accelerate the pace of product innovation; and
•selectively pursue strategic and value-enhancing acquisitions.
There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any incremental revenue and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.
We derive a significant portion of our revenue from payments services. Our efforts to expand our product portfolio and market reach may not succeed and may reduce our revenue growth.
We derive the majority of our revenue from transaction fees we collect in connection with payments services, such as from credit card processing. While we intend to continue to broaden the scope of products and services we offer, such as through expanded alternative payment solutions and continuing support for mobile wallets, and to penetrate additional high-growth verticals, primarily eCommerce channels by expanding our direct and indirect sales channels, we may not be successful in deriving the revenue that we expect from these efforts. Failure to broaden the scope of products and services that are attractive to our customers or penetrate additional verticals may inhibit the growth of repeat business and harm our business, as well as increase the vulnerability of our core payments solutions to competitors offering a broader suite of products and services. Furthermore, we may have limited or no experience with new offerings and these offerings may present new and difficult technology, regulatory, operational and other challenges. If we experience service disruptions, failures or other issues with any such new offerings, our business may be materially and adversely affected. Our newer activities may not recoup our investments in a timely manner or at all. If any of this were to occur, it could damage our reputation, limit our growth and materially and adversely affect our business, financial condition and results of operations.
Our results of operations may be adversely affected by changes in foreign currency exchange rates.
Our financial results are reported in US dollars and a substantial portion of our sales and operating costs are transacted in other currencies. Further, our head office and a significant portion of our employees are located in Canada, along with additional presence throughout Latin America, Europe, Middle East, and Asia Pacific. As such, approximately 56% of the Company’s revenues and approximately 37% of its expenses are in currencies other than the US dollar. As we expand our international operations, more of our customers may pay us in foreign currencies. As a result, our expenses may be adversely impacted by a decrease in the value of the US dollar relative to these currencies. The Company does not enter into arrangements to hedge its foreign currency risk. In situations where we are not hedged, either through hedging arrangements or through a natural hedging resulting from an offset in such currencies, our results of operations will be affected by movements in these currencies against the US dollar. Therefore, significant fluctuations in relative currency values against the US dollar could continue to have a significant impact on our results of operations. The occurrence of any of these factors could decrease the value we receive from our international operations and have a material adverse effect on our business.
Our business is susceptible to risks associated with international operations, including international sales and the use of our solutions in various countries, and we may face challenges in expanding into new geographic regions and continuing our growth within these markets.

The substantial majority of our revenues in 2022 were generated in Europe, the United States and the U.K. We currently enable our customers to sell to their customers in over 200 markets worldwide with local acquiring in 47 markets and we plan to continue expanding geographies where we have an emerging presence, such as in the Latin America, Asia Pacific and MEA regions. We will face challenges associated with entering and expanding in any markets in which we have limited or no experience and in which we may not be well-known. Offering our products and services in new geographic regions requires substantial expenditures and takes considerable time, and we may not recover our investments in new markets in a timely manner or at all. The risks and challenges of expanding into new geographic regions and operating internationally, include, but are not limited to:
•difficulty to attract a sufficient number of customers and partners, to anticipate competitive conditions or to adapt and tailor our products and services to different markets;
•challenges associated with staffing and managing cross-border operations and an increasingly dispersed workforce, including the need to implement appropriate systems, policies, benefits and compliance programs;
•increased costs and difficulty protecting intellectual property and sensitive data, and reduced or uncertain protection for intellectual property rights in some countries;
•greater difficulty in enforcing contracts, including our terms of service and other agreements;
•lack of familiarity with and burdens, complexity, and potential delays involved with compliance with foreign laws and regulations and laws and regulations applicable to international or cross-border operations including tariffs, export controls and other trade barriers, taxation, copyright, consumer protection, international trade, AML, sanctions laws, and data privacy and data localization laws that may require that customer and buyer data and data of consumers with whom we have a direct relationship be stored and processed in a designated territory;
•difficulties in ensuring compliance with countries’ multiple, conflicting and changing regulatory compliance requirements, including, in certain countries, restrictions on foreign investment which may require us to operate through joint-venture or partnership structures or to put in place arrangements which may not be deemed acceptable by applicable authorities;
•risks associated with operating in locations with higher incidence of corruption or fraudulent business practices;
•differing and potentially adverse tax consequences, including the complexities of foreign value-added tax (or other tax) systems and restrictions on the repatriation of earnings;
•lack of acceptance of our products and services;
•difficulties in managing systems integrators and technology partners;
•differing technology standards and different strategic priorities for customers in various jurisdictions and costs and difficulties associated with localizing our platform and solutions including developing products in multiple languages and tailored for local preferences;
•lower levels of credit card usage and increased payment risks and lower levels of consumer spending generally;
•new and different sources of competition;
•different employee/employer relationships and labor regulations including the existence of work councils and labor unions and statutory equity requirements and other challenges caused by distance, language, and cultural differences, making it harder to do business in certain jurisdictions;
•restricted access to and/or lower levels of use of the Internet, or limitations on technology infrastructure, both of which could limit our ability to migrate international operations to our existing systems, which could result in increased costs;
•currency exchange rate risk and restrictions related to foreign exchange controls;
•potentially restrictive actions by foreign governments or regulators, including actions that prevent or limit our access to our platform and services; and

•exposure to political instability and economic climates, and increased exposure to global political, economic, social and environmental risks that may impact our operations or our customers’ operations and/or decrease consumer spending, including high inflation, economic recession, pandemics (such as the COVID-19 pandemic) and other global health emergencies, natural disasters, acts or threats of war or terrorism, and other general security concerns.
Accordingly, our efforts to develop and expand the geographic footprint of our operations may not be successful, which could limit our ability to grow our business. Additionally, these factors may cause our international costs of doing business to exceed our comparable domestic costs and may also require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition. Some of our partners also have international operations and are also subject to these risks and if such partners are unable to appropriately manage these risks, our business may be harmed.
Our growth depends on our ability to retain existing customers, increase sales to existing customers and attract new customers.
Our future growth and profitability depend upon our ability to retain existing customers, increase sales to existing customers and attract new customers in the face of competition in the electronic payments industry. While we generally have longstanding relationships with our customers, whether they are customers or partners, their contracts can typically be terminated upon reasonable notice. As a result, they typically have no obligation to continue to use our products and services. Our customers’ payment processing activity with us may decrease for a variety of reasons, including customer satisfaction with our products and services, the effectiveness of our support services, our pricing and terms, the pricing, terms and quality of competing products or services, the effects of global economic conditions or reductions in the spending levels of our customers’ customers. In addition, the growth of our business depends in part on existing customers expanding their use of our products and services. If we are unable to encourage customers to broaden their use of our services, our growth may slow or stop.
Furthermore, it is difficult to attract new customers because of potential complications associated with switching payment processing vendors, such as early termination fees, software integration costs and other transition costs, business disruption and loss of accustomed functionality. For potential customers, switching from one vendor of core processing or related software and services (or from an internally developed system) to a new vendor may be a significant undertaking, and as a result, potential customers may resist changing vendors. We may encounter delays onboarding customers due to the continuing effects of global economic conditions, issues integrating the customer into our solutions or other unforeseen circumstances. If we do not effectively onboard our customers, including assisting such customers to quickly resolve any post-onboarding issues and provide effective ongoing support, our reputation could be damaged and our ability to add new customers and our relationships with our existing customers could be adversely affected. We seek to overcome these factors by making investments to enhance the functionality of our software and differentiate our services. However, there can be no assurance that our efforts will be successful, and this resistance may adversely affect our growth. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We rely on partners such as ISOs, VARs, referral partners and ISVs to market and sell some of our products and services.
We rely on indirect sales channels consisting of partners such as ISOs and VARs to market and sell our products and services to customers. We do not fully control the activities of our partners with respect to the marketing and sale of our products and services, and they may make decisions that may be contrary to our interests, including decisions to compete against us or to favor products and services of our existing or future competitors. Therefore, their reputation and performance, their ability and willingness to market and sell our products and services and their ability to expand their business and their sales channels will have a direct and material impact on our future growth and profitability. The loss of a number of our partners or a substantial decrease in the volume of business generated by a major partner or a group of partners could have a material adverse effect on our business, financial condition and results of operations. Moreover, our platform connects with different payment methods, such as APMs. If those connections fail or our service providers for such payment methods encounter interruptions, delays or outages, we may lose the ability to offer those payment methods.
Any future acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.

Acquisitions, partnerships and joint ventures are an integral part of our growth strategy, and in recent years, we have consummated a number of acquisitions, which has been an important contributor to our past growth. We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, businesses providing services or technologies that are complementary to our existing services and technologies. Any transactions that we enter into could be material to our financial condition and results of operations. However, we may not be successful in identifying acquisition, partnership and joint venture targets or we may use estimates and judgements to evaluate the operations and future revenue of a target that turn out to be inaccurate, and our due diligence may not identify or fully assess valuation issues, potential liabilities for which indemnification obligations of sellers under purchase agreements (or coverage under related insurance policies) may be required, or other acquisition risks. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties, liabilities and expenditures, whether or not such transactions are ultimately completed. In addition, we may not be able to successfully finance or integrate a particular business, service or technology onto our systems, functions, platforms, infrastructure and contract terms, and we may not achieve the anticipated strategic objectives, cost savings and other benefits of such acquisition or we may suffer adverse effects to our existing business relationships with partners and customers as a result. Furthermore, the integration of any acquisition (including our recent acquisition of Paya), partnership or joint venture may divert management’s time and resources from our existing business and disrupt our operations. Acquisitions and investments also involve risks associated with the retention and integration of employees from the acquired company, and preservation of our corporate culture (and, in the case of foreign acquisitions, across different cultures and languages and addressing the particular economic, currency, political and regulatory risks associated with specific countries). Certain acquisitions, partnerships and joint ventures we have, and may have in the future, may prevent us from competing for certain customers or in certain lines of business and may lead to a loss of customers to the extent we acquire businesses with non-competes or exclusivity provisions in their agreements with customers. Certain acquisitions may also enmesh us in outstanding litigations or claims or unforeseen legal, regulatory, contractual, employee or other issues, including adverse tax consequences, or expose us to cybersecurity and other data security risks. In addition, we may enter new areas of business or markets through an acquisition in which our management has limited operating experience and that subjects us to new regulatory requirements and restrictions, which may strain our management, operations, development and financial resources and may result in additional compliance costs and potential regulatory penalties. Any such acquisitions may further divert management’s attention from other aspects of our business and place a strain on our management, operational, development and financial resources, as well as our information systems. We may incur additional costs, liabilities and operational challenges in complying with new regulatory requirements and restrictions, which may cause us to operate our businesses differently than previously. As a result of any of the foregoing, we may spend time and money on projects that do not increase our revenue or profitability. Moreover, our competitors may be willing or able to pay more than us for acquisitions, or we may not be able to negotiate terms with respect to the acquisition that are acceptable to us and/or obtain necessary regulatory approvals to complete the transaction, which may cause us to not complete acquisitions that we would otherwise desire to consummate. Even if we successfully compete for a certain acquisition, partnership or joint venture, we may finance the project with cash on hand, equity or debt, or a combination thereof, which could decrease our cash reserves, dilute our shareholders, adversely affect our share price, or result in issuances of securities with superior rights and preferences to the Subordinate Voting Shares, or significantly increase our level of indebtedness and related restrictive covenants or place other restrictions on our operations or future uses of capital in pursuit of business opportunities. Recently, we incurred an additional $800 million of debt in connection with the financing of the Paya Transaction in February 2023.

In addition, a significant portion of the purchase price of companies we acquire has historically been, and in the future may be, allocated to acquired goodwill and other intangible assets, which must be tested at least annually for impairment in the case of goodwill and assessed for impairment in the case of other intangible assets. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

We have a history of acquiring businesses of varying sizes and organizational complexities. Upon consummating an acquisition, we seek to implement our disclosure controls and procedures, our internal controls over financial reporting as well as procedures relating to data security and compliance with data privacy laws and regulations at the acquired company as promptly as possible. Depending upon the nature and scale of the business acquired, the implementation of our disclosure controls and procedures as well as the implementation of our internal controls over financial reporting and controls or programs relating to local regulatory restrictions at an acquired company may be a lengthy process and may divert our attention from other business operations. Our integration efforts may periodically expose deficiencies or suspected deficiencies in the controls, procedures and programs of an acquired company that were not identified in our due diligence undertaken prior to consummating the acquisition. Where there exists a risk of deficiencies in controls, procedures or programs, we may not be in a position to comply with our obligations under applicable laws, regulations, rules and listing standards or we may be required to avail ourselves of scope limitations with respect to certifications required thereunder, and, as a result, our business and financial condition may be materially harmed. See also “If we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud” regarding a material weakness identified by Paya as of December 31, 2021, which has since been remediated.
We are subject to economic and political risk, the business cycles and credit risk of our customers and volatility in the overall level of consumer, business and government spending.
The electronic payments industry depends heavily on the overall level of consumer, business and government spending. This spending depends on worldwide economic and geopolitical conditions. Key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling supply or demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, inflation, volatility in credit, equity and foreign exchange markets, bankruptcies, pandemics such as COVID-19, wars such as the Russia and Ukraine conflict and related sanctions, and overall economic uncertainty. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. The current deterioration in general economic conditions, including global supply chain issues, labor shortages, inflation and increases in interest rates, particularly in Europe, the United States, the U.K. and Canada, have adversely affected, and may continue to adversely affect consumer spending, consumer debt levels and credit and debit card usage, and as a result, adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments. In particular, if any supply chain disruptions materially impact any of our customers, it may result in decreased consumer spending with such customers. In 2022, in response to record levels of inflation, central banks around the world, including the U.S. Federal Reserve, the Bank of Canada and the European Central Bank, raised interest rates and are expected to continue doing so throughout 2023. Further increases in rates could adversely affect our financial performance by dampening economic activity and thereby reducing the aggregate volume of transactions made using electronic payments. If our customers make fewer sales of their products and services using electronic payments or people spend less money per transaction, we will have fewer transactions to process and lower Total volume, resulting in lower revenue. In addition, as a result of increased interest rates, our interest expense on our credit facilities increased in 2022. There can be no assurance that our interest rates will not continue to increase and that we will be able to mitigate such increases in the future. We also have a certain amount of fixed costs, including rent, debt services and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy.
In addition, sustained deterioration in general economic conditions or a weakening in the economy could affect our customers through a higher rate of bankruptcy filings, which could result in higher customer attrition and decrease our revenue.

Furthermore, our ability to generate revenues in specific markets is directly affected by local and regional conditions, and unfavorable regional economic or political conditions, such as those resulting from Russia’s invasion of Ukraine. The war in Ukraine has given rise to potential global security issues that may adversely affect international business and economic conditions as well as economic sanctions imposed by the international community that have impacted the global economy. Certain of our customers may be negatively impacted by these events.
A severe or prolonged economic downturn, including a recession or depression, could impact our business, including our revenues and our ability to raise additional capital when needed on favorable terms or at all. We cannot anticipate the impact of the current economic environment on our business and any of the foregoing could materially harm our business. Nevertheless, if economic conditions worsen or a recession occurs, our business, operations and financial results could be materially adversely affected.
Historically our business has generated net losses and we may generate net losses in the future as we continue to make significant investments in our business.
Since our founding in 2003, we have made significant investments in the growth of our business. As a result of these investments, we have generated net losses up until Fiscal 2021. Although we generated net income of $62.0 million in Fiscal 2022 and $107.0 million in Fiscal 2021, we incurred net losses of $103.7 million in Fiscal 2020 and $69.5 million in Fiscal 2019, and therefore may in the future generate net losses again. As at December 31, 2022, we had an accumulated deficit of $166.9 million. We intend to continue to make significant investments to expand our business, including with respect to our employee base, sales, distribution and marketing; development of new products, services and features; expansion of office space and other infrastructure; and development of international operations and general administration, including legal, finance and other compliance expenses related to being a public company. We also plan to continue to selectively pursue acquisition opportunities, which require that we incur various expenses and fees of external advisors. These increased expenditures will make it harder for us to maintain sustained profitability and we cannot predict whether we will maintain sustained profitability in the near term or at all. Historically, our costs have increased each year due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. We also expect to incur additional general and administrative expenses as a result of our growth. If the costs associated with acquiring new customers materially rise in the future, including the fees we pay to third parties to market our platform, our expenses may rise significantly. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we may not maintain sustained profitability, which could cause the market price of our Subordinate Voting Shares to decline. We cannot assure you that our increased investment in the business will result in corresponding revenue growth.
We may make decisions that would reduce our short-term operating results if we believe those decisions will improve the experiences of our customers and their customers and if we believe such decisions will improve our operating results over the long-term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that we expect, in which case our business may be materially and adversely affected.
Our indebtedness could adversely affect our business, financial condition and results of operations.

As of December 31, 2022, we had $504.3 million of outstanding indebtedness pursuant to our credit facilities, and we recently incurred an additional $800 million of debt in connection with the financing of the Paya Transaction in February 2023. We may continue to incur additional indebtedness in the future as required for our operations or in connection with acquisitions and to finance our growth strategy. Our credit facilities contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on: incurring additional debt; creating liens; paying dividends or making other distributions; entering into certain types of agreements; making certain investments; consolidating, merging or transferring assets, or making other fundamental changes; entering into transactions with affiliates; entering into sale and lease-back transactions; and maintaining certain leverage ratios. Our current level of debt as well as the restrictions our existing debt places on us could have significant consequences on our future operations, including:
•resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our credit facilities, which event of default could result in all of the debt outstanding under our credit facilities becoming immediately due and payable;
•reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes and limiting our ability to obtain additional financing for these purposes;
•making it more difficult for us to meet our payment and other obligations under our existing and future debt;
•making it more difficult for us to conclude agreements with service providers and acquiring partners where security covenants are required under those agreements;
•placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged;
•limiting our ability to borrow additional funds and increasing the cost of any such borrowing; and
•limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy.
Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under our existing and future debt. In addition, all of our outstanding indebtedness is subject to floating or variable interest rates, including under the Paya Credit Facility. As a result, any increase in interest rates will increase our interest expenses. A rising interest rate environment, including as a result of the recent back-to-back increases by the U.S. Federal Reserve and the Bank of Canada, could also materially adversely affect our liquidity, financial condition and results of operations, as it could increase materially the cost of refinancing existing debt and incurring new indebtedness. Based on currently outstanding loans and borrowings at floating rates, an increase of 100 basis points in interest rates at the reporting date would have resulted in an increase of $1.073 million in profit or loss in 2022 (2021 – $3.719 million).
Our ability to meet our payment and other obligations under our existing and future debt instruments depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that future borrowings will be available to us under our existing or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under our credit facilities and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital, which may have an adverse impact on our business, financial condition and results of operations.
We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through equity financings, bank credit facilities and financing arrangements, including our credit facilities. We do not know if our operations will continue to generate sufficient cash to fund our operations going forward. In the future, we may require additional capital to respond to business opportunities, refinancing needs, acquisitions or unforeseen circumstances and we may not be able to secure additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. Our ability to secure any additional debt financing and to conclude certain agreements with service providers and acquiring partners requiring security covenants may also be subject to restrictions contained in our existing or future indebtedness, including our credit facilities; which contain customary limitations on the incurrence of certain indebtedness and liens. Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities or other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. Further, in times of economic uncertainty, high interest rate environment or in recessions, external funding sources may be less attractive or unavailable, and we expect that until financial market conditions stabilize, accessing financing could be challenging or at elevated costs. We intend to continue focusing on our long-term business initiatives and believe that our available funds are sufficient to meet our liquidity needs for the foreseeable future. We are carefully monitoring and managing our cash position in light of ongoing conditions and levels of operations. See the “Liquidity and Capital Resources” section of our Management’s Discussion and Analysis for Fiscal 2022.
If we fail to manage our growth effectively, our business could be harmed.
The rapid growth we have experienced in our business places demands on our operational infrastructure. The scalability and flexibility of our technology platform depend on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand for bandwidth. The growth in the number of customers using our platform and the number of requests processed through our platform has increased the amount of data that we process. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation if such problems require us to interrupt processing for some of our customers. We may also experience an increase in attempted data security attacks and in our vulnerability thereto. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of our technology platform. Our growth has placed, and will likely continue to place, a strain on our managerial, administrative, operational, financial and other resources.
We have grown from 1,368 employees, including part-time employees and interns, as at December 31, 2021 to 1,690 employees, including part-time employees and interns, as at December 31, 2022. We intend to further expand our overall business, including headcount, with no assurance that our revenues will continue to grow. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. In managing our growing operations, we are also subject to the risks of over-hiring and/or overcompensating our employees and over-expanding our operating infrastructure. As a result, we may be unable to manage our expenses effectively in the future, which may negatively impact our operating expenses and profitability. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations.
As a result of our rapid growth, a large portion of our employees work in a remote work environment. As we continue to grow, we must effectively integrate, develop and motivate a growing number of new employees, some of whom are based in various countries around the world and some of whom come to us via our acquisitions. In addition, we must preserve our ability to execute quickly in further developing our technology platforms and implementing new features and initiatives. As a result, we may find it difficult to maintain our entrepreneurial company culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to recruit and retain talent, to continue to perform at current levels or to execute on our business strategy effectively and efficiently

We are subject to inflation risk that could have a material effect on our business, financial condition or results of operations.
If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. Furthermore, our customers are also subject to risks associated with inflationary pressures that could impact their business and financial condition. These pressures could subsequently result in adverse impacts to our Total volume and further affect our business.
A significant number of our customers are SMBs, which can be more difficult and costly to retain than larger enterprises and may increase the impact of economic fluctuations on us.
SMBs comprise a significant percentage of our number of customers. To continue to grow our revenue, we must add customers, sell additional services to existing customers and encourage existing customers to continue doing business with us. However, retaining SMBs can be more difficult than retaining large enterprise customers, as SMB customers:
•are typically more susceptible to the adverse effects of economic fluctuations than larger businesses;
•often have higher rates of business failure and more limited resources;
•are typically less sophisticated in their ability to make technology-related decisions based on factors other than price;
•may have decisions related to the choice of payment processor dictated by their affiliated parent entity; and
•are more able to change their payment processors than larger enterprise customers dependent on our services.
We also experience attrition in SMB customers and fluctuations in SMB transaction volume which we process for SMBs, which can be affected by a variety of factors, including business closures, transfers of SMBs’ accounts to our competitors and account closures that we initiate.
As a result of global economic uncertainty, many SMBs may experience reduced sales, which in turn may result in the processing of fewer payments with us. If our SMB customers cease to operate, they will stop using our products and services altogether. SMBs frequently have limited budgets and limited access to capital, and they may choose to allocate their spending to items other than our financial or marketing services, especially in times of economic uncertainty or in recessions. In addition, if more of our customers cease to operate, this may have an adverse impact not only on the growth of our payments services but also on our loss rates, and the success of our other services. For example, if customers processing payments with us receive chargebacks after they cease to operate, we may incur additional losses.
If we do not continue to diversify our customer base and adverse changes in the economic environment or business failures of our SMB customers increase, we may need to attract and retain new customers at an accelerated rate or decrease our expenses to reduce negative impacts on our business, financial condition and results of operations. Adverse changes in the economic environment or business failures of SMB customers may have a greater impact on us as compared to our competitors who do not have as many SMB customers as we do. We cannot accurately predict the level of SMB customer attrition in the future. If we are unable to establish accounts with new customers or otherwise increase our payment processing volume to counter the effect of this attrition, our revenues may decline, which would have a negative impact on our business, financial conditions and cash flow.
We have a certain degree of concentration of customers and customer sectors.

Some of our largest customers provide significant contributions to our revenue. Large customers typically have arrangements with multiple payment service providers, primarily in order to mitigate against risks such as downtime, delayed response time or default by a payment service provider, and as a result can readily shift their business from us to other providers. For the twelve-month period ended December 31, 2022, our top 10 customers represented approximately 25,8% of our revenue, with our largest customer representing approximately 5,4% of our revenue.
In addition, the mix of customer sectors that we service has an impact on our revenue. For example, a portion of our revenue is derived from the online retail sector, in which chargeback ratios tend to be higher than physical retail. The online retail sector is also particularly subject to discretionary spending by customers, which increases our exposure from fluctuations in economic conditions. This concentration, particularly if it were to increase, could have a material adverse effect on our business financial condition and results of operations.
A significant portion of our revenue is also derived from the gaming and sports betting sector, which is highly regulated. Gaming and sports betting in particular are subject to public scrutiny regarding the societal effects of such activities, with changing public attitudes potentially decreasing transaction volumes. Regulatory changes that cause a decrease in regulated gaming and sports betting overall could harm the business of our customers, decrease their transaction volumes and lead to a decline in our revenue. In addition, in response to public pressure about the effects of regulated gaming and sports betting or otherwise, the payment networks may change the terms of use of their networks by regulated gaming and sports betting companies, which could reduce their use of formal payment channels.
We also generate a portion of our revenue from customers operating in the digital assets industry. Digital assets have historically exhibited significant price volatility and in recent months such volatility has been extreme. This volatility has adversely affected the operations of our customers in that industry, and we expect will continue to do so for some time. This may, in turn, negatively impact our results of operations and profitability. Volatility in digital assets prices has also negatively impacted, and may in the future negatively impact, the liquidity of digital assets markets. A reduction in the value of a particular digital assets or digital assets generally or any decline in activity in digital assets markets could materially and adversely affect our revenues from customers operating in that industry. See “Digital assets have historically and currently exhibit significant price volatility that has and is expected to continue to adversely affect the operations of our customers in that industry, and, in turn, our results of operations and profitability”.
Moreover, we depend on our acquiring banks in certain jurisdictions to process transactions for our customers, including our regulated gaming and digital assets customers. If any of our acquiring banks refuse to process transactions with these customers, we may have difficulty finding other acquiring banks to process these transactions. Any of the foregoing could reduce the volume of payments that we process for our customers in certain of our verticals and the revenue we earn from them, and could also harm our reputation and brand.
If we lose a major customer, experience a material change in the mix of customer sectors that we service or otherwise experience a decline in the use of our products in one of the key sectors that we service, we could also experience a material loss of revenue, which could have a material adverse effect on our business, financial condition and results of operations.
If we fail to comply with the applicable requirements of payment networks and organizations, those payment networks or organizations could seek to fine us, suspend us or terminate our registrations.
We rely on payment networks and organizations to process our transactions, and a significant source of our revenue comes from processing transactions through Visa, Mastercard, American Express, UnionPay, Discover and other payment networks and organizations. The payment networks and organizations routinely update and modify their requirements. Changes in their requirements may impact our ongoing cost of doing business and we may not, in every circumstance, be able to pass through such costs to our customers or partners.

Furthermore, if we or our customers do not comply with the requirements of the payment networks and organizations (e.g., their rules, bylaws and charter documentation), the payment networks and organizations could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their networks. In the ordinary course of our business, we receive on occasion notices of non-compliance and fines, which typically relate to transactional or messaging requisites, as well as excessive chargebacks by a customer or data security failures on the part of a customer. If we are unable to recover amounts relating to fines from, or pass-through these costs to, our customers, partners or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of Visa, Mastercard, American Express, UnionPay, Discover or other payment networks and organizations, or any changes in the payment network rules and organizations that would impair our registration, could require us to stop providing payment services through Mastercard, American Express, UnionPay, Amex, Discover or other payment networks and organizations, which could have a material adverse effect on our business, financial condition and results of operations.
If an audit or self-assessment under the payment networks or organizations identifies any deficiencies that we need to remediate, the remediation efforts may distract our management team and be expensive and time consuming.
Moreover, as payment networks or organizations become more dependent on proprietary technology, modify their technological approach or operating practices and seek to provide value added services to issuers and customers, there is heightened risk that rules and standards may be governed by their own self-interest, or the self-interest of third parties with influence over them, which could materially impact our business, financial condition and results of operations.
We rely on acquiring banks, which have substantial discretion with respect to certain elements of our business practices, to process electronic payment transactions. If these relationships are terminated and we are not able to secure new acquiring banks, it would have an adverse impact on our business.
In certain jurisdictions, the payment networks require us to be sponsored by an acquiring bank as a service provider.
These acquiring banks may terminate their agreements with us if our membership with the payment network or similar organization terminates, if we enter bankruptcy or file for bankruptcy, or if applicable laws or regulations, including standards set by the payment network or similar organization, change to prevent either the applicable bank or us from performing services under the agreement.
Although we do not believe that we are substantially dependent on any of these agreements, these acquiring banks do have discretion in these agreements and there is a possibility that the termination of a relationship could have an adverse impact on our business due to the need to transition services to an alternative provider. If any of these contracts were terminated, we believe we would be able to enter into alternative arrangements, although we may not be able to procure terms of an equal or more advantageous nature. We are unable to predict with any certainty which terms might change in such alternative arrangements.
Furthermore, these acquiring banks have substantial discretion in approving certain elements of our business practices, including our solicitation, application, and underwriting procedures for customers. We cannot guarantee that our acquiring banks’ actions under these agreements will not be detrimental to us, nor can we provide assurance that any of the acquiring banks will not terminate their relationship with us in the future. Our acquiring banks have broad discretion to impose new business or operational requirements on us, which may materially adversely affect our business. Like the payment networks, the acquiring banks have the right to audit our compliance with the rules of the payment networks and similar organizations. They are given wide discretion to approve certain aspects of our business practices and terms of our agreements with our customers.

A number of companies that provide digital assets-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks or services discontinued with financial institutions in response to government action. Banks may refuse to provide bank accounts and other banking services to digital assets-related companies or companies that accept digital assets for a number of reasons, such as perceived compliance risks or costs. There is no assurance that our limited digital assets-related services would not negatively affect our relationships with financial institutions, including acquiring banks on which we rely to access the payment networks, and to process electronic payment transactions.
We may incur losses when our customers refuse to or cannot reimburse chargebacks resolved in favor of their customers or if they are not in compliance with the rules and regulations of the payment networks or similar organizations.
We are currently, and will continue to be, exposed to risks associated with chargebacks in connection with payment card fraud or relating to the goods or services provided by our customers. In the event that a billing dispute between a cardholder and a customer is not resolved in favor of the customer, including in situations in which the customer is engaged in fraud, the transaction is typically “charged back” to the customer and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargebacks from the customer’s account, or if the customer refuses or is unable to reimburse us for a chargeback due to closure, bankruptcy or other reasons, we may bear the loss for the amounts paid to the cardholder. Our financial results would be adversely affected to the extent these customers do not fully reimburse us for the related chargebacks. We do not typically collect and maintain reserves from our customers to cover these potential losses, and to the extent we do maintain such reserves, they may not be adequate to cover our actual losses. Historically, chargebacks have occurred more frequently in online transactions than in in-person transactions. Moreover, challenging economic conditions typically cause chargebacks to increase due to customers becoming insolvent and bankrupt, which may cause them to be unable to fulfill their commitments for goods or services. Chargebacks may rise in response to challenging macroeconomic conditions, including high inflation, labor shortages, supply chain disruptions, increasing commodity prices and volatility in financial markets, and the resulting global economic slowdown or otherwise in the future. There is also a risk that a cardholder may seek to initiate a chargeback or reverse a bona-fide transaction in the case of a devaluation of the digital asset subsequent to its delivery. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment networks could fine us, increase our transaction-based fees, or terminate our ability to process payment cards. Moreover, our customers rely on our risk management services and may be looking for us to assume liability for chargebacks in the event these services were not implemented correctly. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.
We have bank accounts with banks in multiple territories and rely on our banking partners to maintain those accounts.
We have bank accounts with banks in multiple territories in the day-to-day operations of our business and are reliant upon our banking partners that provide those accounts. The loss of any key banking relationships, whether through the failure of our banking partners or their terminating our partnership based on our own conduct or other circumstances, could have a material impact on our financial condition and results of operations. In addition, a banking partner could default on its obligations to us, thereby exposing us to credit risk. We may have to repay certain costs, such as transaction fees or breakage costs, if we terminate these arrangements. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.
A decline in the use of electronic payment methods could have a materially adverse effect on our business, financial condition and results of operations.

A significant portion of our revenue is generated by payments with credit, debit and prepaid cards. We believe future growth in the use of credit, debit and prepaid cards and other electronic payments, including APMs and digital assets, will be driven by the cost, ease-of-use and quality of services offered to consumers. If consumers reduce or discontinue their use of credit, debit or prepaid cards or other electronic payment methods as a payment mechanism for their transactions or if we are unable to support new types of payments methods, including the use of digital assets, due to the fast paced and changing nature of payment methods or regulatory challenges, it could have a material adverse effect on our business, financial condition and results of operations. Moreover, if there is an adverse development in the payments industry, such as new legislation or regulation, or as a result of changing and disruptive technologies, that makes it more difficult or onerous for our customers to do business or utilize such payment mechanisms, or renders our services less desirable or even obsolete to our customers, our business, financial condition and results of operations may be adversely affected. Additionally, in recent years, increased incidents of security breaches have caused some consumers to lose confidence in the ability of businesses to protect or store their information, causing consumers to discontinue use of electronic payment methods. Security breaches could also result in financial institutions cancelling large numbers of credit and debit cards, or consumers electing to cancel their cards following such an incident. These events could result in reduced use of electronic payments, which could adversely affect our business, financial condition and operating results.
If we lose key personnel, or are unable to hire, retain and motivate qualified personnel, our business, financial condition and results of operations may be adversely affected.
The success of our business strategy is dependent upon the ability and experience of a number of key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the markets in which we offer our services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. In particular, we are highly dependent on the contributions of our founder and Chair and Chief Executive Officer, Philip Fayer, as well as other members of our management team to execute on our business plan and to identify and pursue new opportunities and product innovations. We do not maintain key person life insurance policies on any of our employees. The loss of the services of one or a combination of our senior executives and key managers, including our Chair and Chief Executive Officer, could significantly delay or prevent the achievement of our strategic objectives, which could have a material adverse effect on our business, financial condition and results of operations and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could adversely affect our corporate culture.
Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop, motivate and retain the necessary highly skilled personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills and employees with high levels of experience in designing and developing technology solutions and Internet-related services, will be critical to our future success and the demand and competition for such talent is high.

The continued existence of a remote working environment may negatively impact our ability to hire, retain and motivate talent. Further, increases in other currencies in which our sales and operating costs are transacted relative to the US dollar, as well as the continued upward pressure on compensation packages could make it more difficult for us to offer compensation packages to new employees that are competitive with packages in the United States or elsewhere and could increase our costs of acquiring qualified personnel, especially as our workforce becomes increasingly global. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, breached non-competition covenants, or have divulged proprietary or other confidential information. While we have in the past and intend to continue to issue options or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under IFRS to recognize compensation expense in our operating results for employee stock-based compensation under our equity grant programs which may increase the pressure to limit stock-based compensation. Additionally, our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees and we have in the past granted, and may be required to grant additional awards or offer alternative forms of compensation to attract and retain highly skilled personnel.
Also, our ability to maintain compliance with applicable laws, rules and regulations and to manage and monitor the risks facing our business relies upon the ability to maintain skilled compliance, security and risk professionals. Competition for such skill sets is intense, and our failure to hire and retain talented personnel could have an adverse effect on our internal control environment and impact our operating results.
The market for qualified personnel is competitive, and we may not succeed in recruiting and retaining additional personnel or we may fail to effectively replace departing personnel with qualified or effective successors. Failure to retain or attract key personnel or delays in hiring qualified personnel could have a material adverse effect on our business, financial condition and results of operations. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability.
In recent years, as attention to issues of societal inequity and racial injustice have increased globally, we have continued to emphasize our commitment to inclusion, equity and diversity. We are committed to promoting a culture that empowers its people through a work environment where inclusion, equity and diversity are expected and valued. We remain subject however to the risk of misconduct, non-compliance or other improper behavior by our employees, agents or partners, which could affect our reputation and our ability to retain employees.
Deterioration in relationships with our employees could have a material adverse effect on the business, results of operations or financial condition.
As at December 31, 2022, none of our employees is represented by a labor organization or is a party to a collective bargaining agreement, with the exception of our employees located in Romania and Brazil, in each case as mandated by applicable law or governmental policy, representing less than 10% of our employees. Although we believe that we have good relations with our employees, we could in the future be subject to labor disputes with our employees which could lead to strikes, loss of productivity, project interruptions, financial losses or damages to our reputation as an employer of choice. A lengthy strike or other work stoppages, caused by or involving unionized or non-unionized employees, could have a material adverse effect on the business, results of operations or financial condition.
Our balance sheet includes significant amounts of intangible assets and goodwill. The impairment of a significant portion of these assets would negatively affect our business, financial condition and results of operations.

As of December 31, 2022, our balance sheet included intangible assets that amounted to $695 million and goodwill that amounted to $1,115 million. These assets consisted primarily of identified intangible assets associated with customer and partner relationships, technologies and goodwill associated with recent acquisitions. We also expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets and goodwill. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to earnings. An impairment of a significant portion of intangible assets or goodwill could have a material adverse effect on our business, financial condition and results of operations.
If we cannot pass increases in fees from payment networks, including assessment, interchange, transaction and other fees, along to our customers, our operating margins will decline.
We rely on issuing and acquiring banks and payment networks to process our transactions, and we pay assessment, interchange and/or other fees set by the payment networks for transactions we process. From time to time, the issuing and acquiring banks or payment networks may increase the assessment, interchange, transaction and other fees that they charge payment processors. Under certain of our existing contracts with customers, we are generally permitted to pass these fee increases along to our customers through corresponding increases in our processing fees. If we are unable to pass through these and other fees in the future due to contractual or regulatory restrictions, competitive pressures or other considerations, it could have a material adverse effect on our business, financial condition and results of operations.
The United Kingdom’s departure from the European Union could adversely affect our ability to execute on our expansion plans.

Following the departure of the U.K. from the European Union on January 31, 2020, there continues to be significant uncertainties and instability, including the nature of the transition, implementation, or successor arrangements, and future trading arrangements between the U.K. and the European Union, which may in the future have a material adverse effect on global economic conditions and the stability of the global financial markets. The consequences of Brexit have brought legal uncertainty and increased complexity with respect to financial services, which could continue as national laws and regulations in the U.K. differ from EU laws and regulations and additional authorization requirements come into effect. On December 24, 2020, the U.K. and the European Union entered into the EU-U.K. Trade and Cooperation Agreement. This agreement was initially applied on a provisional basis and subsequently entered into force on May 1, 2021. However, the Trade and Cooperation Agreement is only part of the overall package of agreements reached. Other supplementing agreements include a series of joint declarations on a range of important issues where further cooperation is foreseen, including a memorandum of understanding (“MoU”) establishing a framework for regulatory cooperation in financial services. The MoU states that the European Union and the U.K. will discuss how to move forward with equivalence determinations in relation to financial services. The application of the MoU and its effect on our business and the regulatory regime in which we operate is uncertain. Further, the overall impact caused by Brexit and these agreements on the Company’s operations is still being evaluated, including in the volatility of the British pound. We have significant operations in the U.K. and the European Union and it is unclear how the U.K.’s access to the European single market for goods, capital, services and labor within the European Union and the wider commercial, legal and regulatory environment, will impact our U.K. operations. Commencing in January 2021, we availed ourselves of the U.K.’s temporary permissions regime, which allows us to continue to operate under our current regulatory permissions. We may also face new regulatory costs and challenges as a result of Brexit that could have an adverse effect on our operations and development programs, consumer and investor confidence and the level of consumer discretionary purchases, thereby impacting the use of our payments services by customers. There may continue to be economic uncertainty surrounding the consequences of Brexit, which could negatively impact our financial condition, results of operations and cash flows. Brexit could have significant implications for our business and could lead to economic and legal uncertainty, including significant volatility in global stock markets and currency exchange rates, and increasingly divergent laws, regulations, and licensing requirements for the Company. Any of these effects of Brexit, among others, could adversely affect our operations and financial results.
Misappropriation of end-user transaction funds by our employees may harm our business and create legal exposure.
We receive end-user transaction funds from acquiring banks, payment networks and APMs for many of our customers, depending on the jurisdiction in which they are located. A substantial portion of these funds is held on behalf of customers in dedicated bank accounts. The nature of this arrangement entails a possibility that third-party funds could be misappropriated by our employees in breach of our internal policies, which may create negative publicity, harm our relationship with customers and result in a violation of applicable laws, any of which could have a material adverse effect on our business, financial condition and results of operations.
Fraud by customers, their customers or others could have a material adverse effect on our business, financial condition and results of operations.

We offer our products and services to a large number of customers, and we are responsible for vetting and monitoring these customers and determining whether the transactions we process for them are lawful and legitimate. If our products and services are used to process illegitimate transactions, and we settle those funds to customers and are unable to recover them, we may suffer losses and incur liability. Examples of customer fraud include when a customer or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number or other credentials to record a false sales transaction, processes an invalid card or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. eCommerce transactions present an increased risk of fraud, which may result in increased chargebacks from customers. Many of our customers transact a substantial percentage of their sales in transactions over the Internet, which makes these customers more vulnerable to fraud than customers whose transactions are conducted largely in card-present transactions. Moreover, criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers or other deceptive or malicious practices, may steal significant amounts of money from our customers, which may negatively impact their businesses, including forcing them to close. This in turn could lead to a decrease in our transaction volumes and have an adverse effect on our business. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. We expect incidents of fraud or other illegitimate transactions to increase in the future. In configuring our payments services, we face an inherent trade-off between security and customer convenience. Failure to effectively manage risk and prevent fraud could increase our chargeback liability or expose us to governmental or regulatory sanctions or other liabilities Moreover, if we are unable to maintain our fraud to sales ratio at permissible levels, the payment networks could fine us, increase our transaction fees or terminate our ability to process payment cards. Increase in chargebacks or other liabilities as a result of any of the foregoing could materially and adversely affect our business, financial condition and results of operations.
Our insurance costs may increase significantly, we may be unable to obtain the same level of insurance coverage and our insurance policies may not be sufficient to cover all possible losses we may suffer.

Our insurance policies, including policies for data security, privacy liability and cyber-attacks, may not adequately cover all risks to which we are exposed and may not be adequate for all liabilities actually incurred or indemnification claims against us, including risks related to certain litigation. We may suffer damage due to a casualty loss, such as cyber-attacks, fire, natural disasters, pandemics and acts of war or terrorism, or other losses, such as those related to labor, professional liability or certain actions or inactions by our management, directors, employees or others, that could severely disrupt our business or subject us to claims by third parties who are injured or harmed. Certain factors may also render insurance more difficult to obtain, uneconomical for us, or the nature or level of which may be insufficient to provide adequate insurance coverage, notably as a result of being a public company in the United States and Canada, having our head office located in Québec (Canada) and certain of the industries to which we provide services, including the digital assets and gaming industries. Furthermore, companies we acquired, or will acquire in the future, may not have sufficient coverage, which could make it more difficult for the Company to obtain adequate coverage after the closing of an acquisition. Any uninsured loss or claim (including a loss that is less than the applicable deductible or that is not covered by our insurance), or a loss or claim in excess of insured limits, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs, on acceptable terms or at all, which may adversely affect our business and the trading price of our Subordinate Voting Shares. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, financial condition and results of operations. If the cost of coverage becomes too high or if we believe certain coverage becomes inapplicable, we may need to reduce our policy limits, increase retention amounts or agree to certain exclusions from our coverage to reduce the premiums to an acceptable amount or to otherwise reduce coverage for certain occurrences. On the other hand, we may determine that we either do not have certain coverage that would be prudent for our business and the risks associated with our business or that our current coverages are too low to adequately cover such risks. In either event, we may incur additional or higher premiums for such coverage than in prior years.
Among other factors, national security concerns, catastrophic events, pandemics such as the COVID-19 pandemic, or any changes in any applicable statutory requirement binding insurance carriers to offer certain types of coverage could also adversely affect available insurance coverage and result in, among other things, increased premiums on available coverage (which may cause us to elect to reduce our policy limits or not renew our coverage) and additional exclusions from coverage. As cyber incidents and threats continue to evolve, we may be required to expend additional, perhaps significant, resources to continue to update, modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents.
Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.
We operate in a rapidly changing industry and we have experienced significant change in recent years, including in connection with certain acquisitions. Accordingly, our risk management policies and procedures may not be fully effective at identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by third parties regarding markets, customers or other matters that are otherwise inaccessible to us. In some cases, however, that information may not be accurate, complete or up-to-date. Additionally, Paya’s risk detection system is subject to a high degree of “false positive” risks being detected, which makes it difficult for Paya to identify real risks in a timely manner. Our risk management policies, procedures, techniques and processes may not be effective at identifying all of the risks to which we are exposed or enabling us to mitigate the risks we have identified. In addition, when we introduce new services, focus on new business types or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for new risks. If our risk management policies and processes are ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability and our business, financial condition and results of operations may be materially and adversely affected.

Our services must integrate and interoperate with a variety of operating systems, software, hardware, web browsers and networks.
We are dependent on the ability of our products and services to integrate with a variety of operating systems, software, hardware, networks and web browsers that we do not control. Any changes in these systems or networks that degrade the functionality of our products and services, impose additional costs or requirements on us or give preferential treatment to competitive services could materially and adversely affect usage of our products and services. In the event that it is difficult for our customers to access and use our products and services, our business may be materially and adversely affected. We also rely on bank platforms and others, including issuing and acquiring banks, to process our transactions. If there are any issues with, or service interruptions in, these bank platforms, users may be unable to complete their transactions, which would seriously harm our business, financial condition and results of operations.
In addition, our solutions, including hardware and software, interoperate with mobile networks offered by telecom operators and mobile devices developed by third parties. Changes in these networks or in the design of these mobile devices may limit the interoperability of our solutions with such networks and devices and require modifications to our solutions. If we are unable to ensure that our hardware and software continue to interoperate effectively with such networks and devices, or if doing so is costly, our business, financial condition and results of operations may be materially and adversely affected.
The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.
We are from time to time, and may be in the future, party to legal, arbitration and administrative investigations, inquiries, inspections, audits and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax, regulatory or other events that involve us or our associated participants, particularly with respect to civil, tax, labor, securities class actions and other litigation and claims.
The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our products and services have increased in complexity, and we expect that we will continue to face additional legal disputes, investigations and audits as we continue to grow and expand. We also receive media attention, which has and could continue to result in increased litigation or other legal or regulatory reviews and proceedings, particularly during periods of heightened volatility in the capital markets and in the market price of our Subordinate Voting Shares. Our indemnities and insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation and cause declines in the price of our Subordinate Voting Shares. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Subordinate Voting Shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to respond and settle issues raised by such proceedings, which could adversely affect our business. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition. See “Legal Proceedings and Regulatory Actions”.

As an enterprise providing payment services, the Company depends to a significant extent on its relationships with its customers and its reputation for integrity and high caliber professional services. As a result, if a customer is not satisfied with the Company’s services or if there are allegations of improper conduct by private litigants or regulators, whether the ultimate outcome is favorable or unfavorable to the Company, or if there is negative publicity and press speculation about the Company, whether or not valid, that may harm the Company’s reputation and may be more damaging to the Company’s businesses than to businesses in other industries.
Legal proceedings relating to the Paya Transaction have been commenced against Paya, Paya’s board of directors and Nuvei, and we have assumed responsibility for such lawsuits as a result of the acquisition. See “Legal Proceedings and Regulatory Actions”. Such litigation is common in connection with acquisitions of public companies, regardless of merits in the context of a particular transaction. The outcome of any such proceeding is uncertain, and we may not be successful in defending against such claims. We will be responsible for all costs of defending against the proceedings commenced against Paya, Paya’s board of directors and Nuvei in connection with the Paya Transaction. These costs and other effects of such litigation could have an adverse effect on our business, financial condition and operating results.
We may be subject to claims that we have wrongfully hired an employee from a competitor, or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
Many of our employees, consultants and advisors, or individuals that may in the future serve as our employees, consultants and advisors, are currently or were previously employed at companies that are our competitors or are potential competitors. We may be subject to claims that we, our employees, consultants or independent contractors or advisors have, inadvertently or otherwise, used or disclosed confidential or proprietary information, trade secrets or know-how of these third parties. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
A deterioration in the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain customers and partners.
Our customers expect a consistent level of quality in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our customers. The products and services we deliver are designed to process complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. If the reliability, functionality or speed of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support and quickly detect and remediate any performance issues, we could experience significant processing or reporting errors. This in turn, could lead us to lose existing customers and find it harder to attract new customers and partners. In addition, if we are unable to scale our support functions to address the growth of our customer and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain customers and partners.
Our revenue growth rate is likely to slow as our business matures and it is difficult to evaluate our future prospects.

We have experienced periods of high revenue growth since we were founded in 2003, but we do not expect to be able to maintain the same rate of revenue growth as our business matures. Moreover, we have experienced revenue growth due to acquisitions. To the extent we do not continue to grow our business organically or through acquisitions, our future revenue growth may not be consistent with historic trends, and it may be difficult to accurately assess our future prospects. You should consider our future prospects in light of the challenges and uncertainties that we face, including the fact that it may not be possible to discern fully the trends that we are subject to, that we operate in new and developing markets, that we may be impacted by geopolitical instability and security risks, and that elements of our business strategy are new and subject to ongoing development. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including challenges in financial forecasting accuracy, determining appropriate investments and developing new products and features, among others. If we do not manage these risks successfully, our business, results of operations and prospects will be harmed. Any evaluation of our business and prospects should take into account the risks and uncertainties inherent in investing in growing companies.
Our future success will depend in part upon our ability to expand into new geographic regions and solutions, whether by acquisition or otherwise, and we will face risks entering markets in which we have limited or no experience, which have additional complexity and in which we do not have any brand recognition. It is costly to establish, develop and maintain international operations, to promote our brand internationally and to expand our offering to include new solutions, including as we enter or expand into new verticals, some of which are subject to heightened regulatory requirements. In addition, expanding into new geographic regions where foreign languages may be used will require substantial expenditures and take considerable time and attention, and we may not be successful enough in these new markets to recoup our investments in a timely manner, or at all. Our efforts to expand into new geographic regions and solutions may not be successful, which could limit our ability to grow our business.
Our operating results are subject to seasonal fluctuations, which could result in variations in our quarterly results.
We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenue as a result of consumer spending patterns. Consequently, our revenues have historically been strongest during the last quarter of the calendar year as a result of higher sales by our customers during the holiday season. Any negative economic conditions that occur during these months could have a disproportionate effect on our results of operations for the entire fiscal year. As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance.
Changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies could adversely affect our financial condition and results of operations.
Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Future changes in accounting standards, pronouncements or interpretations could require us to change our policies and procedures. The materiality of such changes is difficult to predict, and such changes could materially impact how we record and report our financial condition and results of operations.
Additionally, our assumptions, estimates and judgements related to complex accounting matters could significantly affect our financial results. IFRS and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, impairment of long-lived assets, leases and related economic transactions, intangibles, income taxes, property and equipment, litigation and equity-based compensation are highly complex and involve many subjective assumptions, estimates and judgements by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgements by us (i) could require us to make changes to our accounting systems to implement these changes that could increase our operating costs and (ii) could significantly change our reported or expected financial performance.

The global economic uncertainty and market volatility resulting from the COVID-19 pandemic and the measures taken in response thereto, have adversely affected, and may continue to adversely affect our business and future results of operations and financial condition, and this adverse effect could be material.
Despite vaccine rollout in Canada, the United States and many jurisdictions in which we operate, and the general ease of measures attempting to contain and mitigate the effects of COVID-19, there continues to be uncertainty in the macroeconomic environment, including the duration and magnitude of the COVID-19 pandemic, the ability to control resurgences and new variants worldwide and other recent economic events and conditions, including increasing inflationary pressures, supply chain issues, changes in consumer spending, exchange rate fluctuations and rising interest rates, all of which may impact the operations of and spending by businesses as well as consumers, and disrupt our operations and impact our employees, partners, customers and their customers, third-party service providers, suppliers and other stakeholders.
Uncertain and adverse economic conditions may also lead to increased chargebacks and potential losses for the Company, which could adversely affect our business and may require us to recognize an impairment related to our assets in our financial statements. Although no such impairment has been recognized as at December 31, 2022, there can be no assurance that we will not be required to recognize such impairments in the future. Further, volatility in the capital markets has been heightened in the past as a result of uncertainties surrounding COVID-19, and such volatility may continue, which may cause declines in the price of our Subordinate Voting Shares, increasing the risk that new securities class action litigation could be instituted against us.
Global economic uncertainty, whether as a result of the COVID-19 pandemic or otherwise, may also cause our customers to reduce or delay their technology-driven transformation initiatives, which could materially and adversely impact our business. Further, we may experience a negative impact on card present same store sales, slowed growth or decline in new demand for our products and services and lower demand from our existing customers for expansion within our products and services, as well as existing and potential customers reducing or delaying purchasing decisions. We may experience an increase in prospective customers seeking lower prices or other more favorable contract terms and current customers attempting to obtain concessions on the terms of existing contracts, including requests for early termination or waiver or delay of payment obligations, all of which could materially adversely impact our business, results of operations and overall financial condition in future periods.
With the new reality of our employees and those of many of our customers working from home and conducting work via the Internet, if the network and infrastructure of Internet providers becomes overburdened by increased usage or is otherwise unreliable or unavailable, our employees’ and our customers’ employees’ access to the Internet to conduct business could be negatively impacted. Limitations on access or disruptions to services or goods provided by or to some of our suppliers upon which our platform and business operations rely could interrupt our ability to provide our platform, decrease the productivity of our workforce and significantly harm our business operations, financial condition and results of operations. In addition, our technology platforms and the other systems or networks used in our business may experience an increase in attempted cyber-attacks, targeted intrusion, ransomware and phishing campaigns seeking to take advantage of shifts to employees working remotely using their household or personal Internet networks. The success of any of these unauthorized attempts could substantially impact our technology platforms, the proprietary and other confidential data contained therein or otherwise stored or processed in our operations, and ultimately our business. Any actual or perceived security incident also may cause us to incur increased expenses to improve our security controls and to remediate security vulnerabilities.
We cannot currently estimate the overall severity, extent or duration of any resulting adverse impact on our business, financial condition or results of operations though the impact may be material. A material adverse effect on our employees, partners, customers and their customers, third-party service providers, suppliers and/or other stakeholders could have a material adverse effect on us.

An occurrence of a natural disaster, widespread health epidemic, pandemic or other outbreaks, or other events, such as wars, could have a material adverse effect on our business, financial condition and results of operations.
Our business could be materially and adversely affected by natural disasters, such as fires or floods, the outbreak of a widespread health epidemic, pandemic, or other events, such as wars, acts of terrorism, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our revenue could be materially reduced to the extent that a natural disaster, health epidemic, pandemic or other major event harms the economies of the countries in which we operate. As such, the outbreak of hostilities between Russia and Ukraine could result in more widespread conflict beyond those countries and could have an adverse effect on the surrounding regions and the related markets where we may have a more significant presence, and on our business, financial condition and results of operations. The duration of the conflict and related events and whether it will escalate further cannot be predicted. Our operations could also be severely disrupted if our customers, partners and other third-party providers or other participants were affected by natural disasters, health epidemics, pandemics or other major events, such as wars and military conflicts.
We are subject to the risks associated with less than full control rights of some of our subsidiaries and investments.
We own less than 100% of the equity interests or assets of certain of our subsidiaries, including Nuvei Mexico. As a result, we do not receive the full amount of any profit or cash flow from these non-wholly owned entities and those who hold a controlling interest may be able to take actions that bind us. We may be adversely affected by this lack of full control and we cannot provide assurance that management of our subsidiaries or other entities will possess the skills, qualifications or abilities necessary to profitably operate such businesses.
Our holding company structure makes us dependent on the operations of, and subject to the risks attributable to, our subsidiaries.
Nuvei is a corporation under the CBCA. Our material assets are our direct and indirect equity interests in our subsidiaries, including our international subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Subordinate Voting Shares, and we may have tax costs in connection with any dividend or distribution. The ability of these entities to pay dividends and other distributions will depend on their operating results and may potentially be constrained by various contractual restrictions. Nuvei’s subsidiaries are distinct legal entities and have no obligation to make funds available to Nuvei or any of its creditors, except in certain circumstances and subject to certain terms and conditions in the case of a subsidiary that is a guarantor of Nuvei’s obligations. In the event of a bankruptcy liquidation of any of its subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to Nuvei. As a result, Nuvei is subject to the risks attributable to its subsidiaries.
Climate change may have an impact on our business.

We recognize that there are inherent climate-related risks wherever business is conducted. Any of our primary locations may be vulnerable to the adverse effects of climate change. Furthermore, it is more difficult to mitigate the impact of these events on our employees while they increasingly work from home. Changing market dynamics, global policy developments, and the increasing frequency and impact of extreme weather events on critical infrastructure in the U.S., Canada and elsewhere have the potential to disrupt our business, the business of our third-party suppliers, and the business of our customers and their customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations. In particular, we rely on data centers to deliver our solutions, which consume significant amounts of energy. To the extent that energy prices increase as a result of carbon pricing or other measures, this could affect our cost structure.
Risks Relating to Intellectual Property and Technology
Accidental or unauthorized access to or disclosure, loss, destruction or modification of data, through data security breaches, computer viruses or otherwise, human error, natural or man-made disasters, or disruption of our services could expose us to liability, protracted and costly litigation and damage to our reputation.
In connection with the various services we provide to our customers, we collect, store, transmit and otherwise process significant amounts of data, including the personal data of our customers and, in some cases through providing services to our customers, their customers as well as other end users of payment services (e.g., payers, receivers, cardholders and those who may hold funds and balances in customers’ accounts), including but not limited to names, addresses, identification numbers, credit or debit card numbers and expiration dates and bank account numbers. The uninterrupted operation of information systems, as well as the confidentiality of the data, including customer/consumer information, that resides on such systems, is critical to our successful operations. For that reason, data security is one of the principal operational risks we face.
Data security incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse, unauthorized access to data and other electronic security breaches. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about security increase when we transmit information (including personal data). Electronic transmissions can be subject to attack, interception, loss or corruption. In addition, computer viruses and malware can be distributed and spread rapidly over the Internet and could infiltrate our systems or those of our customers, distribution partners, payment networks and other associated participants. Given that our platform is fully-integrated, we may also be subject to computer viruses and malware originating from attacks sustained by, among others, our partners, customers or APMs. Infiltration of our systems or those of our associated participants has in the past led to, and could in the future lead to, disruptions in systems, accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of confidential or otherwise protected information (including personal data) and the corruption of data.

An increasing number of organizations, including large enterprise customers and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that any security procedures and controls that we or our associated participants have implemented will be sufficient to prevent security incidents from occurring. Furthermore, because there are many different security breach techniques and such techniques continue to evolve and are generally not detected until after an incident has occurred, we may be unable to anticipate attempted security breaches or other security incidents, react in a timely manner, determine the nature or scope of an incident, or implement adequate preventive measures. These risks have increased, and may in the future increase, with increased information transmission over the Internet, the increasing level of sophistication posed by cyber criminals, nation state-sponsored cyber-attacks and the integration of our systems with those of acquired businesses. In addition, due to political uncertainty and the war in Ukraine, and surrounding regions, we, our customers and the third parties upon which we rely may be vulnerable at a heightened level of these risks.
As a defense, in connection with our information technology security program, we maintain a disaster recovery plan and have implemented controls over unauthorized access, including remediation strategies and controls to prevent future attacks. Our Chief Information Security Officer, with the oversight of management, oversees and implements our data security risk mitigation strategy. Our defensive measures, however, have not in the past prevented and may not prevent future, unauthorized access to, or protect us against misuse of data in our possession or control (or in the possession or control of our service providers on our behalf) or against other data security related incidents. Furthermore, we cannot be certain that these measures will be successful or will be sufficient to counter all current and emerging technology threats that are designed to breach our systems. While we maintain insurance coverage that may cover certain aspects of cyber risks and incidents, our insurance coverage may be insufficient to cover all losses resulting from a data security incident or may not continue to be available on commercially reasonable terms (or at all), or our insurers may attempt to deny coverage as to any permitted claim.
In connection with the services we provide, we share information with our associated participants who collect, store, transmit and otherwise process sensitive data. Given the rules established by payment networks such as Visa and Mastercard, and applicable regulations, we may be held responsible for any failure or data security breaches attributed to our associated participants as they relate to information we share with them. The accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data of the end users of payment services (e.g., payers, receivers, cardholders, customers and those who may hold funds and balances in their accounts, among others) by us or our associated participants or through systems we provide could result in significant fines, penalties, orders, sanctions and proceedings or actions against us by the payment networks, governmental bodies and other regulatory authorities, end users or third parties, or loss of our PCI accreditation, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Our security measures or those of our associated participants and service providers could be insufficient and breached as a result of third-party action, human (including employee) errors, technological limitations, defects or vulnerabilities in our offerings or those of our third-party service providers, natural or man-made disasters, malfeasance or otherwise. In addition, although we generally have agreements relating to data privacy and security in place with our associated participants and service providers, we do not have such terms in place with all of our associated participants and service providers. Where we do have agreements in place, they are limited in nature and we cannot assure you that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal data) or enable us to obtain reimbursement from associated participants in the event we should suffer any such incidents. In addition, many of our customers are SMBs that have limited competency regarding data security and handling requirements and may thus experience data losses. Because we do not control our associated participants and service providers and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect data (including personal data).
Any accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data, data security breach or other security incident that we or our associated participants have in the past experienced, and in the future could experience, or the perception that one has occurred or may occur, could harm our reputation, reduce the demand for our products and services and disrupt normal business operations. In addition, it may require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to uninsured liability, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations or damages for contract breach, and cause us to incur significant costs, any of which could materially adversely affect our business, financial condition and results of operations. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could have a substantial adverse effect on the price of our Subordinate Voting Shares. A significant data security breach of our systems or communications could also result in payment networks prohibiting us from processing transactions on their networks, which could materially impede our ability to conduct business, materially impact the reputation of our business and lead to a decline in demand for our products and services. In addition, our remediation efforts may not be successful. While no security incidents in the past have had a material adverse effect on our business, financial condition or results of operations, we cannot predict the impact of any such future events. These risks may increase as we continue to grow and collect, process, store and transmit increasingly large amounts of data.
Data security has also become a top priority for regulators and investors’ organizations around the world, and some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. If we fail to comply with the relevant laws and regulations relating to data security, we could suffer financial loss, a disruption of our business, liability to investors, regulatory intervention or reputational damage.
Our systems and our third-party providers’ systems may fail, including due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, our software and that of third parties and telecommunications networks, as well as data centers and other systems of third parties in order to provide our solutions and run our business, sometimes by a single source provider or limited number of providers. Our systems and operations or those of our third-party providers and associated participants could be exposed to interruptions, delays or outages from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Our systems or those of third parties may also contain undetected errors or other performance problems or may fail due to human error. Our insurance policies may not be adequate to cover losses arising as a result of business interruptions. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:
•loss of revenue;
•loss of customers;
•loss or breach of customer or consumer data;
•loss of membership with Visa, Mastercard or other payment networks, leading to loss of our ability to access their networks;
•fines imposed by payment networks and other issues relating to non-compliance with applicable payment network requirements;
•fines imposed by regulators, including the FCA, the Information Commissioner’s Office, the Central Bank of Cyprus, the Office of the Commissioner for Personal Data Protection, the Dutch Central Bank and the Dutch Data Protection Authority;
•fines which our partners and customers are subject to and for which partners and customers increasingly expect the Company to assume liability;
•harm to our business or reputation resulting from negative publicity;
•exposure to fraud losses or other liabilities;
•additional operating and development costs;
•diversion of technical and other resources; and/or
•breach of contractual obligations, such as guarantees to maintain agreed service levels given to many of our customers, which could harm customer relationships and cause us to issue credits to customers or incur other additional liability.
Our business is also dependent on the continued growth and maintenance of the Internet’s infrastructure. There can be no assurance that the Internet’s infrastructure will continue to be able to support the demands placed on it by sustained growth in the number of users and amount of traffic. To the extent that the Internet’s infrastructure is unable to support the demands placed on it, the business of customers, and thus our business, may be impacted. We may also be disadvantaged by the adverse effect of any delays or cancellations of private sector or government initiatives designed to expand broadband access. We, and our customers, may be impacted by a reduction in the growth of, or a decline in, access to broadband and Internet.
There is also a risk that third-party suppliers of hardware and infrastructure required to support our business could be affected by supply chain disruptions, such as manufacturing and shipping delays. An extended supply chain disruption could also affect the delivery of our services.
We are particularly reliant on our acquiring banks to access the payment networks in the United States and Canada, which are often our first point of contact with customers, as well as terminal services and deployment, including Lusis S.A. and Worldnet International for front-end processing services and Global Payments Inc., for certain logistics and back-end processing services. We also rely on third-party data centers to host aspects of our platform and solutions, in Montreal, Toronto, London, Chicago, Columbus, Hawthorne, Las Vegas, Sophia, Suwanee and Amsterdam. To date, we have not identified alternative providers for such single-sourced services. Due to our reliance on the products and services of such single-source providers, we are increasingly subject to the risk of shortages, delays or other availability problems, and these may be difficult to predict.

In the event of a shortage or supply interruption from our third-party providers, we may not be able to develop alternate sources quickly, cost-effectively, or at all. Any interruptions, delays or outages in the services provided by our third-party providers, a deterioration of our relationships with them, any increases in costs, or the inability to obtain these services or products from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to provide our platform to our customers on a timely basis. This could impact our customers’ satisfaction with our products and services and harm our relationships with our customers, prevent us from acquiring new customers, and materially and adversely affect our business and reputation. Further, our customers and their customers could assert claims against us in connection with service disruptions or cease conducting business with us altogether. If one or more of our partner banks fails to process transactions on a timely basis, or at all, then our relationship with our customers could be harmed and we could be subject to claims by customers with respect to the failed transactions. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our products and services. Moreover, to the extent any of these providers begins offering its services to other payment processors or others, the frequency of interruptions, delays or outages in service availability may increase. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
We have business systems that do not have full redundancy.
While much of our processing infrastructure is located in multiple redundant data centers, we have some core business systems, such as our customer relationship management systems, that are located in only one facility and do not have redundancy. An adverse event, such as damage or interruption from natural disasters, power or telecommunications failures, data security breaches, criminal acts and similar events, with respect to such systems or the facilities in which they are located could impact our ability to conduct business and perform critical functions, which could negatively impact our business, financial condition and results of operations.
We rely on third parties to provide services to operate certain aspects of our service, including providing a distributed computing infrastructure platform for business operations, or what is commonly referred to as a “cloud” computing service. While we continue building out full redundancy to prevent downtime in the case of an outage, we currently may encounter disruptions or interference in connection with our use of such cloud computing services.
Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed.
We believe that maintaining, promoting and enhancing the Nuvei brand is critical to expanding our business.
Maintaining and enhancing our brand will depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable and innovative solutions, which we may not do successfully. The potential for errors, defects, data breaches, disruptions or other performance problems with our platform may harm our reputation and brand. We may introduce new solutions or terms of service that our customers and their consumers do not like, which may negatively affect our brand. Additionally, if our customers or their consumers have a negative experience using our solutions, such an experience may affect our brand, especially as we continue to attract larger customers to our platform and expand our offerings.

We receive media coverage globally. Any unfavorable media coverage or negative publicity about our industry or our company, including, for example, publicity relating to the quality and reliability of our platform, our privacy and security practices, our product changes, litigation, regulatory activity, the actions or inactions of our partners or our customers, or the types of industries in which they do business, could seriously harm our reputation. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customers and customers and result in decreased revenue, which could seriously harm our business. Critics of our industry or those in which our partners or customers do business and others who may want to pursue an agenda have in the past and may in the future utilize the Internet, social media, the press and other means to publish criticisms of our industry or those in which our partners or customers do business, our Company and our competitors, or make allegations regarding our business and operations, or the business and operations of our competitors. We and others in our industry have in the past and may receive similar negative publicity or allegations in the future, and it could be costly, time consuming, distracting to management, materially impact our customers’ decisions to use our products and services, cause significant fluctuations in the market price of our Subordinate Voting Shares and harm our business and reputation.
We believe that the importance of brand recognition will increase as competition in our market increases. In addition to our ability to provide reliable and useful solutions at competitive prices, successful promotion of our brand will depend on the effectiveness of our marketing efforts. We principally rely on direct sales, indirect sales and strategic platform integrations, through our local sales teams and indirect partners, to market and sell our products and services to customers. Key to our success in achieving customer base expansion is continued investment in our direct sales team, introducing additional costs and challenges including hiring, retaining, motivating and training these personnel with no assurance of success. We also market our solutions through advertisements on search engines, social networking and media sites, paid banner advertisements on other websites, and through a number of free traffic sources, including customer referrals, word-of-mouth and search engines. Our efforts to market our brand have and will involve significant expenses. Our marketing spend may not yield increased revenue, and even if it does, any increased revenue may not offset the expenses we incur in building and maintaining our brand.
If we are unable to successfully obtain, maintain, protect, enforce or otherwise manage our intellectual property and proprietary rights, we may incur significant expenses and our business may be adversely affected.
Our success depends in part, and we place considerable emphasis, on obtaining, maintaining, protecting and enforcing relevant intellectual property and proprietary rights, which may include patent, design, utility model, trademark, copyright and trade secret protection, as well as regulatory exclusivity periods and confidentiality agreements (collectively, “IP Rights”). We cannot be sure that our means of obtaining, maintaining and enforcing our IP Rights will be adequate to protect such rights against infringement, misappropriation or other violation in each jurisdiction where we do business. We may not receive protection for pending or future applications relating to IP Rights owned by or licensed to us, and the scope of protection granted under any issued or registered IP Rights may not be sufficiently broad to protect our technology, products, services, systems, brands, trademarks or information. Also, because of the rapid pace of technological change in our industry, aspects of our business and our products and services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. Moreover, the laws of certain jurisdictions where we do business, including emerging countries, do not protect IP Rights to the same extent as the laws of Canada, the United States or Europe. If we cannot adequately obtain, maintain, protect or enforce our IP Rights, third parties may be able to compete more successfully against us and develop and commercialize substantially identical products, services or technologies, which could have a material adverse effect on our business, financial condition or results of operations.

Third parties may challenge, invalidate, circumvent, infringe or misappropriate our IP Rights, and such IP Rights may be lost or no longer sufficient to permit us to take advantage of current market trends or to otherwise provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our products and services or design around our IP Rights, and in such cases, we could not assert our IP Rights against such parties. Moreover, third parties may infringe, misappropriate or otherwise violate IP Rights owned or licensed by us and we may assert claims against such third parties to enforce, or determine the scope and enforceability of, our IP Rights, which could result in lengthy litigation or other proceedings and could cause a diversion of resources and may not prove successful. Such third parties could also counterclaim that any IP Rights we assert are invalid or unenforceable and if such counterclaims are successful, we could lose valuable IP Rights.
We rely heavily on trade secrets and proprietary know-how to protect our products, services and technology and their development and commercialization, and rely in part on confidentiality agreements with suppliers and other partners, employees, independent contractors and consultants. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets. Moreover, these agreements may be breached, and we may not have or be able to enforce adequate remedies for any such breach. There is also no guarantee that these agreements or other precautions will provide sufficient protection against any unauthorized access, use or misuse, misappropriation, counterfeiting, cloning, reverse engineering or disclosure of any of our trade secrets, proprietary know-how and any other information or technology. Trade secrets can be difficult to protect and some courts inside and outside of Canada and the United States are unwilling or less willing to protect trade secrets as compared to other forms of intellectual property. Defending against unauthorized access, use or misuse, misappropriation, counterfeiting, cloning, reverse engineering or disclosure of our technology, trade secrets, proprietary know-how and other IP Rights and technology may result in lengthy and expensive litigation or other proceedings with uncertain outcomes and cause significant disruption to our business and operations. If we are unable to obtain, maintain, protect or effectively enforce our IP Rights, it could impact the development, manufacture and commercialization of our products, services and solutions and have a material adverse effect on our business, financial condition or results of operations.
Claims by others that we have infringed their proprietary technology or other IP Rights could harm our business.
Our success depends, in part, on our ability to develop and commercialize our services and technologies without infringing, misappropriating or otherwise violating the IP Rights of third parties. However, we may not be aware that our products, services, solutions or technologies are infringing, misappropriating or otherwise violating third-party IP Rights, and such third parties may bring claims alleging such infringement, misappropriation or violation. Third parties may have issued, or may eventually issue, patents that could be infringed by our services or technology. Any of these third parties could make a claim of infringement against us with respect to our services or technology. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other IP Rights. When any such claims are asserted against us, we may seek to license the third party’s IP Rights, which could be expensive. We may be unable to obtain the necessary licenses on satisfactory terms, if at all. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Even if we believe that intellectual property-related claims are without merit, defending against such claims is time-consuming and expensive, and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands or face a temporary or permanent injunction prohibiting us from importing, marketing, selling or operating certain of our services, using certain of our brands or operating our business as presently conducted. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations.

We may be subject to adverse publicity or reputational harm, even if claims against us are later shown to be unfounded or unsubstantiated. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our Subordinate Voting Shares. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture, import, marketing, sale or operation of some or all of our products or services, or our entry into any license or settlement agreement in connection with such claims could affect our ability to compete with third parties and have a material adverse effect on our business, financial condition and results of operations.
If we are unable to obtain or fail to comply with the required licenses to operate our business or experience disputes with licensors or disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.
We have entered into license agreements with third parties and may need to obtain additional licenses from our existing licensors and others to advance or allow commercialization of our solutions. It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our solutions or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected solutions, which could disrupt and adversely affect our business.
Disputes may arise regarding intellectual property, including software and data, that is subject to a licensing agreement, including the scope of rights granted under the license agreement and other interpretation-related issues. In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement. If these events were to occur, we may lose the right to continue to use and exploit such licensed intellectual property or technology in connection with our operations and solutions, which could have a material adverse effect on our business, financial condition and results of operations.
Our use of open-source software could negatively affect our ability to sell our solutions and subject us to possible litigation.
Our solutions incorporate and are dependent to some extent on the use and development of open-source software and we intend to continue our use and development of open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under so-called “open-source” licenses and is typically freely accessible, usable and modifiable.
Pursuant to such open-source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open-source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open-source software, that we license such modifications or derivative works under the terms of the particular open-source license or that we grant other licenses to our intellectual property. We seek to ensure that our proprietary software is not combined with, and does not incorporate, open-source software in ways that would require the release of the source code of our proprietary software to the public. Certain components of our platform and products incorporate software that is licensed under an open-source license which would require release of proprietary code if such platform or products were released or distributed to third parties. We take steps to ensure that such platform or products are not released or distributed but we have co-located certain such platform or products on third parties’ premises.

If an author or other third-party that uses or distributes such open-source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contain or are dependent upon such open-source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our platform. As there is little or no legal precedent or judicial interpretation governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies.
Any requirement to disclose our proprietary source code, in defending our use of open-source licenses or otherwise, the termination of open-source license rights or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours with lower development effort and time. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.
In addition to risks related to license requirements, use of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties, controls on the origin or development of the software or remedies against the licensors, nor are there any guarantees of any updates to the open-source software being released, which means that some open-source software can be more susceptible to cybersecurity attacks than commercially available software. Many of the risks associated with usage of open-source software cannot be eliminated and could adversely affect our business.
It is possible that we may not be aware of all instances where open-source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open-source licenses. We do not have open-source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open-source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open-source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open-source software, we may lose the right to continue to use and exploit such open-source software in connection with our operations and solutions, which could disrupt and adversely affect our business.
Risks Relating to Regulation
We are subject to costs and risks associated with new or changing laws and regulations and governmental action affecting our business.
We operate in a complex regulatory and legal environment and are subject to a wide variety of laws and regulations in the numerous jurisdictions in which we operate. Some of the laws and regulations in jurisdictions in which we operate that affect or may affect us include: those relating to cross-border and domestic money transmission, digital payments and foreign exchange; those relating to AML and sanctions regimes and export controls; those relating to consumer products, product liability and consumer protection; those relating to financial services and gaming and sports betting; those relating to the manner in which we advertise, market and sell products; those relating to fraud detection; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; banking and bank secrecy laws; data protection and privacy laws and regulations; those relating to digital assets activities; and securities and exchange laws and regulations.

Regulators globally have been establishing and increasing their regulatory authority, oversight, and enforcement in a manner that impacts our business. The laws, regulations and legal interpretations specifically applicable to us may also change on the basis of a change in the nature of our products or services, or a change in the jurisdictions in which those products or services are being offered, including, but not limited to, as a result of acquisitions. There can be no guarantee that we will have sufficient resources to comply with new laws, regulations or government action, or to successfully compete in the context of a shifting regulatory environment. Moreover, these laws, regulations and legal interpretations may change, sometimes significantly, as a result of political, economic and social events. In addition, because we provide services globally, one or more jurisdictions may claim that we or our customers are required to comply with their laws, which may impose different, more specific, or conflicting obligations on us. Our ability to comply with applicable laws and rules is also largely dependent on the establishment and maintenance of compliance, review and reporting systems, as well as the ability to attract and retain qualified compliance and other risk management personnel. We cannot provide any assurance that our compliance policies and procedures will always be effective or that we will always be successful in monitoring or evaluating our risks. In the case of alleged non-compliance with applicable laws or regulations (including changes to or expansion of their interpretation) or suspension or cancellation of a license, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, cease and desist orders, enforcement actions, restitution or other remedies, which could be significant. Regulatory action may require us to invest significant management attention and resources to make any necessary changes to operations to comply and may require changes to our business model. Any of these outcomes, individually or together, may among other things, materially and adversely affect our reputation, business, operating results and financial condition.
We also generate a significant portion of our revenue from customers operating in regulated industries such as the gaming and sports betting and financial services sectors. Regulations in the gaming and sports betting and financial services sectors vary significantly among different countries and localities. In many cases, they may be unclear and may also change, sometimes dramatically. Due to the borderless nature of those regulated industries, a customer properly licensed in its home jurisdiction may still provide services to consumers in other jurisdictions, including jurisdictions where regulations are ambiguous or where gaming, sports betting and/or financial services are prohibited. We have policies and procedures in place that are designed to ensure that we comply with applicable local laws and regulations regarding payment networks, regulated verticals and acquiring bank requirements. However, these policies and procedures may not always be effective. If we provide services, intentionally or unintentionally, to such regulated companies that do not have proper regulatory authorizations, we could be subject to fines, penalties, reputational harm or other negative consequences. Furthermore, European Union laws, regulations and directives are sometimes incompatible with local laws in place in European Union member countries, which introduces additional uncertainty around licensing and ongoing compliance obligations into the regulatory framework. Regulators may also seek to place greater emphasis on payment service providers who provide services to regulated companies, which could increase these risks. Moreover, we face increased risk of liability in jurisdictions in which we have an on the ground presence, assets, personnel or funds, such as through maintaining a bank account or a local subsidiary. Violations or changes in these or other laws and regulations that we are subject to may have a material adverse effect on our business, financial condition and results of operations.

Additionally, as part of our servicing for the digital assets industry, we may be subject to rapidly evolving laws and regulations and interpretations thereof. As digital assets have grown in popularity and in market size, governments, regulators and self-regulatory organizations (including law enforcement and national security agencies) around the world are examining the operations of digital asset issuers, customers and platforms and their various service providers. Businesses dealing in digital assets or digital assets-related products or services may be subject to various licensing and registration requirements. Our digital assets customers are also themselves subject to compliance, business and security risks that could, in turn, affect our business. To the extent that any Canadian, U.S. or other government or quasigovernmental agency imposes additional substantial regulation on any part of the digital assets industry in general, our provision of services to that industry may be affected and could become subject to stringent requirements. Any such changes in laws, regulations, policies, legal interpretations and practices may trigger application of additional laws and registration requirements or regulatory action by securities or other regulators, and result in a material impact to our business, results of operations and financial condition.
Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.
Furthermore, various jurisdictions may, in the near future, adopt laws, regulations, supervisory guidance or directives that affect digital assets and providers of services to this industry. Such laws, regulations, supervisory guidance or directives may conflict with one another and may negatively affect the acceptance of digital assets by consumers, customers and service providers and may therefore impede the growth or sustainability of the digital assets industry in jurisdictions in which we operate and globally. Although there continues to be uncertainty about the full impact of such regulatory changes and evolution, we may become subject to a more complex regulatory framework in the future and incur additional costs to comply with new requirements as well as to monitor for compliance with any new requirements in the future. Legal or regulatory changes or interpretations of our existing and planned activities could also require the registration or licensing of the Company, resulting in costs and constraints on our capacities. There can be no assurance that we will be able to obtain all necessary registrations or licenses for our current or planned activities. Should we seek to expand our services in the digital assets industry into other jurisdictions, we will also need to comply with the laws and regulations of each such jurisdiction, which may cause significant additional costs. Any of the foregoing could have a material adverse impact on our business, results of operations and financial condition. See “Regulatory Environment – Digital Assets”.
Changes in laws or regulations relating to privacy and data protection, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligation relating to, privacy and data protection could adversely affect our business.
We collect, use, store and otherwise process significant and increasing volumes of information, including the personal data of our employees, our customers and any end users of payment services (e.g., payers, receivers, cardholders, payment device users, customers and those who may hold funds and balances in their accounts). As we seek to build a trusted and secure platform for commerce, and as we expand our network of customers and facilitate their transactions and interactions, we are and will increasingly be subject to a variety of laws, directives, rules and regulations and industry standards, as well as contractual obligations, relating to the collection, use, retention, security, disclosure, transfer, destruction, de-identification and other processing of sensitive information in the jurisdictions in which we operate. The regulatory framework for privacy, data protection and data transfers worldwide is rapidly evolving and is likely to remain dynamic for the foreseeable future. Applicable privacy laws and court decisions could impact our ability to transfer personal data internationally. See “Data Protection Laws and Regulations”.

We publicly post documentation regarding our data privacy practices. Although we endeavor to comply with our published policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy practices that provide promises and assurances about privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Any failure, real or perceived, by us to comply with our posted privacy policies or with any regulatory requirements, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us could cause customers to reduce their use of our products and services and could materially and adversely affect our business. In many jurisdictions, enforcement actions and consequences for non-compliance can be significant and are rising. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our platform.
Further, the interactions between the U.K.’s Data Protection and Digital Information Bill (Bill), the retained EU Law (Revocation and Reform) Bill 2022-23 and any change to the position on adequacy may impose additional burdens on our business, particularly into sharing data internationally. Complying with the CCPA, PIPEDA, PPIPS, the GDPR, and the U.K. GDPR or other laws, regulations or other obligations relating to privacy, data protection, data transfers, data localization, or information security may cause us to incur substantial operational costs or require us to modify our data practices. Non-compliance could result in proceedings against us by governmental entities or others, could result in substantial fines or other liability, and may otherwise adversely affect our business, financial condition and results of operations.
Additionally, most jurisdictions in which we do business require companies to notify individuals of security breaches involving particular personal information in certain circumstances, which could result from breaches experienced by us or our service providers. For example, laws in all 50 U.S. states require businesses to provide notice to individuals whose personal data has been disclosed as a result of a data breach in some circumstances. The laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. States are also frequently amending existing laws, requiring attention to frequently changing regulatory requirements. The GDPR and U.K. GDPR also contain data breach notification requirements as do, PIPEDA and PPIPS. Any actual or perceived security breach could harm our reputation and brand, expose us to potential liability, result in a fine from payment networks or loss of PCI accreditation or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply, or facilitate our customers’ compliance, with such standards. Additionally, our customers and prospective customers have required, and may in the future require, us to comply with certain privacy, data protection and information security standards, including with respect to our data encryption practices, and we may undertake contractual commitments to adhere to such standards. We expect that there will continue to be new proposed laws and regulations and guidance concerning privacy, data protection and information security, and we cannot yet determine the impact such future laws, regulations, standards and guidance may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, industry standards, guidance, contractual obligations, customer expectations and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, standards, contractual obligations and other obligations relating to privacy and data protection are still uncertain, including with respect to technologies such as cloud computing, artificial intelligence, machine learning, digital assets, and blockchain technology, it is possible that these obligations may be interpreted and applied in a manner that varies by jurisdiction and/or that is inconsistent with our data privacy policies and procedures, including with respect to our data encryption practices, or the features of our platform. If so, we may face fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation and damage to our reputation. We could also be required to fundamentally change our business activities and practices, which could adversely affect our business. We may be unable to make such changes and modifications in a commercially reasonable manner, or at all. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, policies and guidance that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our services. Any inability to adequately address privacy, data protection, or information security-related concerns, even if unfounded, or to successfully negotiate related contractual terms with customers, or to comply with applicable laws, regulations, policies, standards and guidance relating to privacy, data protection and information security, including those with which we elect to comply, could result in additional cost and liability to us, harm our reputation and brand, damage our relationship with important providers and adversely affect our business, financial condition and results of operations. Public scrutiny of privacy and data security issues may also result in increased regulation and different industry standards, which could deter or prevent us from providing our current services to our customers, thereby harming our business.
Our business is subject to complex and evolving requirements and oversight related to our provision of payments services and other financial services. Any failure to obtain or maintain necessary money transmission licenses across our global footprint could adversely affect our operations.
The laws, rules and regulations that govern our business include, or may in the future include, those relating to banking, deposit-taking, cross-border and domestic money transmission, payment networks, currency exchange, payments services (such as payment processing and settlement services), consumer financial protection, commercial electronic messaging, AML, terrorist financing, escheatment and other standards or requirements imposed by regulators or the payment networks. These laws, rules, regulations, standards and requirements are enforced by multiple authorities, governing bodies and organizations in Europe, the United States, the U.K. and Canada and the other jurisdictions in which we operate. Regulatory reform in any jurisdiction could increase the cost of our operations or deny access to certain territories in the provision of certain services. Further, as our business continues to develop and expand, we may become subject to additional requirements, which may limit or change how we conduct our business. See “Regulatory Environment –Payment Services and Electronic Money Regulation” “– Effects of Banking Regulation” “– Payment Networks Rules and Standards”, and “– Money Services Business Licensing and Regulation”.

The operations of the Company and its subsidiaries also require licenses and permits from various governmental authorities. From time to time, we may also acquire entities subject to local regulatory supervision or oversight. There are substantial costs and potential operational challenges involved in maintaining and renewing licenses, certifications, and approvals, and we could be subject to fines, civil and criminal penalties, the seizure of assets, restrictions on our ability to offer services and other enforcement actions, and litigation if we are found to violate any of these requirements or we may be forced to make changes to our business model or the terms of the services that we provide. There can be no assurance that we will be able to (or decide to) continue to apply for or obtain any licenses, renewals, certifications, and approvals in any jurisdictions. In certain markets, we may rely on local banks or other partners to process payments and conduct financial services transactions in local currency, and local regulators may use their authority over such local partners to prohibit, restrict, or limit us from doing business. The need to obtain or maintain licenses, certifications, or other regulatory approvals could impose substantial additional costs, delay or preclude planned transactions, product launches or improvements, require significant and costly operational changes, impose restrictions, limitations, or additional requirements on our business, products and services, or prevent us from providing our products or services in a given market. If our licenses are not renewed or we are denied licenses in additional jurisdictions where we choose to apply for a license, we could be forced to change our business practices or be required to bear substantial cost to comply with the requirements of the additional jurisdictions, any of which may result in loss of consumer confidence in our services and negatively impact our business, financial condition and results of operations.
If we are found to have engaged in financial services activities requiring a registration or a license without having obtained such registration or license, we could be subject to civil and criminal fines, penalties, costs, legal fees, reputational damage or other negative consequences. For example, we could be required to change our business practices in order to comply with additional laws and regulations, including those related to payment service providers, AML and anti-terrorist financing, or could be forced to cease engaging in any regulated activity entirely. This could adversely affect our business, financial condition and results of operations. See “Regulatory Environment – Payment Services and Electronic Money Regulation”.
In addition, because we provide data processing services to banks and other financial institutions, we are or may become subject to indirect inquiries from the CFPB or from federal or state banking regulators. The CFPB is reviewing consumer financial fees charged by banks and fintechs, the ultimate results of which may impact our business or relationship with our banking partners. We may be subject to fines or other penalties levied by regulators in one or more jurisdictions for failing to comply with applicable rules and regulations related to our provision of payments services and other financial services. In addition, we could be subject to significant criminal and civil lawsuits, forfeiture of significant assets or other enforcement actions, including loss of licenses in a given jurisdiction. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. Moreover, any perceived or actual breach of compliance by us with respect to applicable laws, rules, and regulations could have a significant impact on our reputation and could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches and expose us to legal risk and potential liability.
Digital assets have historically and currently exhibit significant price volatility that has and is expected to continue to adversely affect the operations of our customers in that industry, and, in turn, our results of operations and profitability.

We generate a portion of our revenue from customers operating in the digital assets industry. In addition, our subsidiary, Nevada Services, operates in the digital assets industry. Digital assets have historically exhibited significant price volatility and such volatility has been extreme. This volatility has adversely affected the operations of our customers in that industry, and we expect will continue to do so for some time. This may, in turn, negatively impact our results of operations and profitability. Volatility in digital assets prices has also negatively impacted, and may in the future negatively impact, the liquidity of digital assets markets. A reduction in the value of a particular digital assets or digital assets generally or any decline in activity in digital assets markets could materially and adversely affect our revenues from customers operating in that industry. As a result, the Company is exposed to volatility in the digital assets industry.
Digital asset prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years and since 2022 in particular, several digital assets exchanges have been closed due to business failure, security breaches, and the inappropriate use of leverage as well as absence of risk management strategies by these parties has placed significant stress and uncertainty on the broader digital asset industry. A rising interest rate environment in the United States and subsequent tightening of credit conditions combined with international macro-economic conditions caused sharp downturns in market prices of nearly all digital assets, although prices have since recovered somewhat. Negative perception, a lack of stability and standardized regulation in the digital assets industry has reduced confidence in the digital assets economy and may result in further volatility in digital asset prices and declines in liquidity, any of which could negatively impact our customers in the digital assets industry and as such, our business, results of operations and financial condition.
In light of recent high-profile bankruptcies and collapses of prominent digital asset exchanges, there may be a risk in which one of the exchanges where the Company has a hot wallet may cease to operate or exist. In such a scenario, the Company would be at risk of losing its digital assets in the wallet hosted with the exchange and would also be liable to end-users for any ordered but unfulfilled transactions. However, in such a scenario, Nevada Services would have the ability to fulfill the transaction by sourcing the ordered digital assets from its own inventory in its self-custodied wallet or through alternative digital assets platforms. Notwithstanding the Company's efforts to implement and enforce policies and practices regarding such third-party service providers, the Company may not successfully detect and prevent fraud, incompetence or theft by such exchanges or crypto trading platforms, which could adversely affect the Company's digital assets. Further, our digital assets operations could be interrupted or disrupted if the exchange or third party service experience operational or other system difficulties.
Acceptance and/or widespread of the use of digital assets is uncertain, and is subject to a variety of factors that are difficult to evaluate.
As relatively new products and technologies, digital assets have not been widely adopted or accepted as a standardized means of payment for goods and services by major commercial outlets. Conversely, a significant portion of digital assets demand appears to be generated by speculators and customers seeking to profit from the short-term or long-term holding of digital assets.
The relative lack of standardized acceptance of digital assets in the commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by digital assets into commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact our customers’ businesses and, in turn, ours. The growth of this industry in general, and the use of digital assets in particular, is subject to a high degree of uncertainty, and the slowing, or stopping of the development or acceptance of developing protocols may adversely affect our customers’ operations and, in turn, our results of operations. In addition, a reduction in the adoption of digital assets may result in the Company’s inability to generate revenue from our customers active in such industry. The factors affecting the further development of the digital assets industry include, but are not limited to:
•Continued worldwide growth in the adoption and use of digital assets;

•Governmental and quasi-governmental regulation of digital assets and their use, or restrictions on or regulation of access to and operation of the network or similar digital assets systems;
•The legal classification of digital assets under the laws of various jurisdictions around the world;
•Changes in consumer demographics and public tastes and preferences;
•Negative publicity and events relating to digital assets;
•The maintenance and development of the open-source software protocol of the network including by miners, validators, and developers worldwide;
•The ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;
•The functionality and utility of digital assets and their associated ecosystems and networks;
•Changes in liquidity, market-making volume, and trading activity of digital asset exchanges and market participants;
•The financial strength of market participants;
•Interruptions in service from or failures of major digital asset platforms;
•Allegations of fraud or other illegal activity by major digital asset platforms;
•The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
•General economic conditions and the regulatory environment relating to digital assets;
•Consumer sentiment and perception of digital assets generally; and
•Unforeseen developments in quantum computing that jeopardizes the digital assets marketplace.
Furthermore, a lack of expansion by digital assets into commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the value of a particular digital asset or digital assets generally, either of which could materially and adversely affect our revenues from customers operating in that industry. More broadly, digital assets are subject to supply and demand forces based upon, among other things, the desirability of alternative, decentralized means of buying and selling goods and services. It is unclear how such supply and demand will be affected by geopolitical events; political or economic crises could motivate large-scale sales or purchases of digital assets either globally or in particular markets.
We may be subject to additional risks related to digital assets, including, but not limited to:
•We may be subject to increased scrutiny around our AML and KYC policies and procedures;
•We could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a supported digital asset currently bought or sold by Nevada Services is a “security” under applicable laws;
•Our failure to manage our operational risks involving digital assets could adversely impact our business, reputation, operating results, and financial condition;
•We may be dependent on certain third parties, such as digital assets exchanges or liquidity providers, and may be subject to the risks related to the solvency, integrity and proficiency of these third parties;
•We cannot provide assurance that the digital wallets used to store our digital assets will not be hacked or compromised;
•We may be exposed to the volatility of digital asset prices generally;
•We may be exposed to cyberattacks and security breaches.
Paya may be required to register under the Bank Secrecy Act as a money services business or to become licensed under state money transmission statutes.
Paya provides payment processing services through its Paya, Inc. subsidiary, including card processing and ACH processing services. Paya has taken the position that Paya, Inc. is: (i) exempt from registration under the BSA, as Paya is a payment processor and therefore able to avail itself of the payment processor exemption in accordance with guidance from FinCEN, including FinCEN Administrative Letter Ruling FIN-2014-R009; and (ii) exempt from licensure under various state money transmission laws, either expressly as a payment processor or agent of the payee, or pursuant to common law as an agent of the payee.

While Paya believes it has defensible arguments in support of its positions under the BSA and the state money transmission statutes, Paya has not expressly obtained confirmation of such positions from either FinCEN or the state banking departments who administer the state money transmission statutes. It is possible that FinCEN or certain state banking departments may determine that Paya’s activities are not exempt. Any determination that Paya is in fact required to be registered either under the BSA or licensed under the state money transmission statutes may require substantial expenditures of time and money and could lead to liability in the nature of penalties or fines, as well as cause Paya to be required to cease operations in some or all of the U.S. jurisdictions it services, which would have a materially adverse effect on our business and our financial results.
While Paya believes it is exempt from the BSA it is contractually required to comply with certain obligations in the BSA pursuant to agreements with those federally-insured depository institutions that sponsor its card processing activities and its ACH activities.
In addition, Paya, and those federally-insured depository institutions that sponsor its card processing activities and its ACH activities, are subject to the sanctions programs enforced by OFAC. If Paya fails to comply with these sanctions programs or its sanctions compliance program is found to be deficient then the fines or penalties Paya faces may be severe and our efforts to remediate our sanctions compliance program may be costly and result in diversion of management time and effort and may still not guarantee compliance.
Failure to comply with anti-corruption, economic and trade sanctions, anti-terrorism and anti-money laundering and similar laws could subject us to penalties and other adverse consequences.
We operate our business in several countries where companies often engage in business practices that are prohibited by Canadian, U.S. and other laws applicable to us. There can be no assurance that our employees, consultants and agents, including those that may be based in or from countries where practices that violate Canadian, U.S. or other laws may be customary or commonplace, will not take actions in violation of laws and our policies for which we may be ultimately responsible with potential significant adverse consequences, as described under “Regulatory Environment – Anti-Corruption, Economic Sanctions, Anti-Terrorism and Anti-Money Laundering Laws” above.
While we have policies, procedures, systems, and controls designed to identify and address potentially impermissible transactions under economic and trade sanctions and anti-terrorism laws, we nevertheless may be investigated and prosecuted in relation to acts of our employees or third parties in violation of such laws. Some countries have specific data retention obligations to be observed by intermediaries in the payment process. Our businesses in those jurisdictions are subject to those data retention obligations.
Our business operates in the payments industry which results in higher risk of potential money-laundering activities by third parties and could result in liability for us if our employees fail to prevent or otherwise facilitate, aide or abet activity. While we take steps to seek compliance with anti-corruption, economic and trade sanctions, anti-terrorism and AML laws there is nevertheless risk that we may be investigated and prosecuted in relation to acts of our employees or third parties. Despite operating pursuant to AML programs designed to prevent such occurrences, one or another of our entities may assist in the opening of an account or processing of a payment for an OFAC Specially Designated Person on one of such lists. In addition, in some cases, we are contractually required to comply with certain laws and regulations to which our bank partners are subject. These laws and regulations, which include the Canadian PCMLTFA and (its related regulations) and the BSA typically require businesses to develop and implement risk-based AML programs, report large cash transactions and suspicious activity, and maintain transaction records. If we fail to comply with these contractual requirements, we may face liability for damages.

Law enforcement and regulators continue to scrutinize compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures that we use to verify the identity of our customers or monitor our platform for potential illegal activity. In addition, any policies and procedures that we implement to comply with sanctions laws may not be effective, including in preventing customers from using our services for transactions with sanctioned persons or jurisdictions subject to comprehensive sanctions, including Russia, Belarus, Cuba, North Korea, Syria, Iran, and the Crimea, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine. It is possible that we may inadvertently and without our knowledge provide services to individuals or entities that have been designated by OFAC or other relevant sanctions authorities are located in a jurisdiction subject to comprehensive sanctions or an embargo by the United States or another country in which we operate or are licensed to do business, and such services may not be in compliance with applicable economic sanctions regulations.
Sanctions are imposed to address acute foreign policy and national security threats and may change rapidly and unpredictably in response to world events or domestic or international political developments. Additionally, as we expand our services into additional jurisdictions, we may become subject to additional sanctions requirements imposed by those jurisdictions or face increased risk of processing transactions in violation of sanctions requirements to which we are currently subject. We may be unable to update policies, procedures, or controls to timely and effectively address changes in applicable legal requirements or in our sanctions risk environment.
Failure to comply with any of these anti-corruption, economic and trade sanctions, anti-terrorism, AML, data retention or other laws, which may evolve due to changes in the legal or regulatory environment, including changing interpretations and implementations of new or varying regulatory requirements, or failing to comply with contractual requirements, may result in criminal prosecutions, administrative proceedings and civil lawsuits with significant financial or other penalties, forfeiture, disgorgement, civil damages, loss of contracts, permits, licenses or other benefits in addition to reputational harm to our business and cause us to lose existing customers or prevent us from obtaining new customers. We could also be required to make changes to our business practices or compliance programs as a result of enforcement action or regulatory scrutiny. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
Changes in tax laws and regulations or trade rules may impact our effective tax rate and may adversely affect our business, financial condition and operating results.
We operate on a global basis and are subject to tax in a number of different taxing jurisdictions. Changes in tax laws or their interpretations in our significant tax jurisdictions could materially increase the amount of taxes we owe, thereby negatively impacting our results of operations as well as our cash flows from operations. Given our global operations, we conduct activities through our subsidiaries pursuant to transfer pricing arrangements. If two or more affiliated companies are resident in different countries for tax purposes, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arm’s length. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing policies are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer pricing policies as not reflecting arm’s length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability and effective tax rate.

Additionally, there is uncertainty with respect to tax policies and government regulations affecting trade between countries. The Organization for Economic Co-operation and Development (OECD), which represents a coalition of member countries, including Canada, is recommending changes to numerous longstanding tax principles to be adopted into tax policy by countries around the world. This includes tax policy proposals to ensure all companies pay a global minimum tax, expanding taxing rights of market countries over the digital economy and reporting of third-party tax information to tax authorities. Because the timing of implementation and the specific measures to be adopted will vary among participating countries, significant uncertainty remains regarding the impact of these initiatives, and their implementation could adversely affect our business or financial results.
Furthermore, our implementation of new practices and processes designed to comply with changing tax laws and regulations could require us to make substantial changes to our business practices, allocate additional resources, and increase our costs, which could negatively affect our business, results of operations and financial condition.
Risks Relating to Our Subordinate Voting Shares
The market price of our Subordinate Voting Shares has been and may continue to be volatile, and you could lose a significant part of your investment.
The market price of our Subordinate Voting Shares has fluctuated significantly in the past and we expect it to fluctuate in the future, and it may decline. For example, from January 1, 2022 to March 7, 2023, our closing share price on the TSX has ranged from C$32.20 (lowest) to C$98.80 (highest), and our closing share price on the Nasdaq has ranged from US$23.71 (lowest) to US$79.13 (highest). In addition to the other risks described herein, the market price of the Subordinate Voting Shares may be influenced by many factors, many of which are beyond the Company’s control, including:
•actual or anticipated variations in the Company’s operating results or in the expectations of market analysts;
•positive or negative recommendations or withdrawal of research coverage by securities analysts or any failure by the Company to meet or exceed any of these estimates;
•short sales, hedging and other derivative transactions in our Subordinate Voting Shares;
•volatility in the market price and trading volume of comparable companies;
•announcements by the Company or the Company’s competitors of technological innovations, new products, strategic alliances or significant contracts or acquisitions;
•changes in the prices of our solutions or the prices of our competitors’ solutions;
•technical factors in the public trading market for our Subordinate Voting Shares that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our Subordinate Voting Shares, access to margin debt, trading in options and other derivatives on our Subordinate Voting Shares and other technical trading factors;
•litigation or regulatory action against us;
•breaches of security or privacy incidents, and the costs associated with any such breaches and remediation;
•fluctuations in quarterly results;
•publication of research reports or news stories about us, our competitors or our industry;
•additions and departures of key personnel;
•adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•changes in accounting principles;
•changes in general political, market, industry and economic conditions and trends, including as a result of the COVID-19 pandemic or the war in Ukraine and the market reaction thereto;
•changes in the regulatory landscape, such as gaming and digital assets regulations, amongst others;

•future sales of our Subordinate Voting Shares or changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; and
•investor perceptions of the Company and the industry in which the Company operates and the public’s reaction to our press releases, our other public announcements and our filings with applicable securities regulators, including our financial statements.
In addition, stock markets in general have experienced substantial price and volume fluctuations, particularly in the case of shares of technology companies, that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of the Subordinate Voting Shares, regardless of the Company’s operating performance. The fact that our Subordinate Voting Shares are listed on both the TSX and the Nasdaq may result in volatility of the trading price on each exchange because trading occurs in the two markets, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices. If a market is not maintained, the liquidity and price of our Subordinate Voting Shares could be seriously harmed.
Following periods of volatility and significant decline in the market price of our securities, we have been, and may in the future be, subject to securities class action litigation. As a result of any such litigation, we could incur substantial costs, fines and penalties (for which our director and officer liability insurance could be insufficient), our management’s attention and resources may be diverted and it could materially harm our reputation, business, financial condition and results of operations. See “Risk Factors – The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.” and “Legal Proceedings and Regulatory Actions”.
Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in our Subordinate Voting Shares by those institutions, which could materially adversely affect the trading price of our Subordinate Voting Shares.
In addition, broad market and industry factors may harm the market price of our Subordinate Voting Shares. Therefore, the price of our Subordinate Voting Shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Subordinate Voting Shares regardless of our operating performance. Specifically, in recent periods, the stock market has experienced heightened volatility as a result of macroeconomic conditions, including high inflation, labor shortages, supply chain disruptions and financial market volatility, as well as the COVID-19 pandemic and other factors. This volatility has had a negative impact on the market price of securities issued by many companies, including ours and other companies in our industry. There can be no assurance that continuing fluctuations in price and volume will not continue or reoccur. If such increased levels of volatility and market turmoil continue or reoccur for a prolonged period of time, our operations and the trading price of our Subordinate Voting Shares may be materially adversely affected.
Sales of substantial amounts of our Subordinate Voting Shares in the public market, or the perception that these sales may occur, could cause the market price of our Subordinate Voting Shares to decline.

Our Articles permit us to issue an unlimited number of Subordinate Voting Shares and Multiple Voting Shares. We anticipate that we will, from time to time, issue additional Subordinate Voting Shares or other securities convertible or exercisable for Subordinate Voting Shares, including pursuant to the exercise of stock options and the settlement of share units. Subject to the requirements of the TSX, we are not required to obtain the approval of shareholders for the issuance of additional Subordinate Voting Shares or other securities convertible or exercisable for Subordinate Voting Shares. Although the rules of the TSX generally prohibit us from issuing additional Multiple Voting Shares, there may be certain circumstances where additional Multiple Voting Shares may be issued, including pursuant to the exercise of the subscription rights attached to the Multiple Voting Shares. In addition, we follow Canadian requirements instead of the listing rules of the Nasdaq that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain issuances in connection with acquisitions of the stock or assets of another company. As a result, we are not subject to the Nasdaq shareholder approval rules in connection with any such issuance. Any further issuances of Subordinate Voting Shares, Multiple Voting Shares or other securities convertible or exercisable for Subordinate Voting Shares or Multiple Voting Shares, will result in immediate dilution to existing shareholders. Furthermore, issuances of a substantial number of additional Subordinate Voting Shares, Multiple Voting Shares or other securities convertible or exercisable for Subordinate Voting Shares or Multiple Voting Shares, or the perception that such issuances could occur, may adversely affect the prevailing market price for the Subordinate Voting Shares. Additionally, any further issuances of Multiple Voting Shares may significantly lessen the combined voting rights of our Subordinate Voting Shares due to the 10-to-1 voting ratio between our Multiple Voting Shares and Subordinate Voting Shares.
Moreover, subject to compliance with applicable securities laws, sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time. These sales, or the market perception that holders of a large number of Subordinate Voting Shares or securities convertible into Subordinate Voting Shares intend to sell Subordinate Voting Shares, could reduce the prevailing market price of our Subordinate Voting Shares. We cannot predict the effect, if any, that future public sales of these securities for sale will have on the market price of our Subordinate Voting Shares. If the market price of our Subordinate Voting Shares were to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment. Certain of the shareholders have rights under the Amended and Restated Investor Rights Agreement to require us to file a prospectus and/or registration statement covering their registrable securities or to include some of their registrable securities in prospectuses that may be filed in connection with certain offerings, subject to certain underwriter’s cutback rights.
Limitations imposed on the right to own our securities may result in sanctions being imposed on our regulated subsidiaries and an acquiror of such securities in the event of non-compliance by such acquiror, and may reduce the value of our Subordinate Voting Shares.
Several of the Company’s subsidiaries are subject to regulatory requirements, including the requirement to obtain prior consent from the applicable regulatory authorities when a person holds, acquires or increases a qualifying holding or controlling interest in those entities, or the ability to exercise a similar influence over those entities, either directly or indirectly (including by way of investment in the Company’s securities (and for this purpose, in respect of any thresholds calculated based on voting rights, the applicable regulatory authorities would generally be expected to give effect to the respective voting rights represented by the Multiple Voting Shares and Subordinate Voting Shares)). See “Description of Share Capital – Limitations on the Right to Own Securities”. On the basis of these requirements, no person may hold or acquire, alone or together with others, a direct or indirect stake of our shares, of the voting rights attached to our shares, or exercise, directly or indirectly, an equivalent degree of control in the Company (or increase an existing holding, control, interest or influence) in excess of applicable thresholds (currently 10%, 20%, 30% or 50%), depending on the jurisdiction and the particular regulatory requirement) without first obtaining the prior approval of the applicable regulatory authorities.

Non-compliance with those requirements constitutes an offense that may lead to criminal prosecution, as well a violation of applicable laws governing the payment services and electronic money and/or gaming industries in the relevant jurisdictions, which may lead to instructions, penalties and sanctions against the Company’s regulated subsidiaries as well as the person seeking to hold, acquire or increase the qualifying holding (including, but not limited to, suspension of voting and distribution rights, substantial fines and prison sentences), may subject the relevant transactions to cancellation or forced sale, and may result in increased regulatory compliance requirements or other potential regulatory restrictions on our business (including in respect of matters such as corporate governance, restructurings, mergers and acquisitions, financings and distributions), enforced suspension of operations, cancellation of corporate resolutions made on the basis of such qualifying holding, restitution to customers, removal of board members, suspension of voting rights and variation, cancellation or withdrawal of licenses and authorizations. If any of this were to occur, it could damage our reputation, limit our growth and materially and adversely affect our business, financial condition and results of operations.
For more information on such share ownership restrictions and related constrained securities ownership provisions in Nuvei’s Articles, see “Description of Share Capital – Limitations on the Right to Own Securities” and “Description of Share Capital – Constraints on Ownership of Securities in our Articles”. Uncertainty and inconvenience created by those requirements may discourage potential investors from acquiring our Subordinate Voting Shares, which may in turn reduce the market value of the Subordinate Voting Shares.
The constrained securities ownership provisions included in our articles of arrangement may not adequately address the concerns of any regulatory authorities in respect of the ownership of our Subordinate Voting Shares, and the exercise of our rights thereunder could reduce the prevailing market price of our Subordinate Voting Shares.
On June 1, 2022, we filed articles of arrangement effecting amendments to our articles of amalgamation to add certain constrained securities ownership provisions to facilitate compliance with applicable laws, including in respect of share ownership restrictions and suitability requirements applicable to us. See “Description of Share Capital”. While these amendments strived to facilitate compliance with the most stringent laws and regulations in respect of ownership restrictions and suitability requirements that may be or become applicable to our shareholders, we cannot provide any assurance that the forced sale, repurchase or redemption remedies set forth in our articles will adequately address the concerns of any applicable regulatory authorities or enable us to make all required regulatory filings or obtain and maintain all licenses, permits or other regulatory approvals that are required to conduct our business. Furthermore, we cannot prevent shareholders from acquiring or reacquiring our shares, and can only address any ownership unsuitability by exercising our forced sale, repurchase or redemption rights pursuant to the related provisions of our articles.
To the extent a relevant threshold of ownership is exceeded, or to the extent any shareholder may be found or considered by a regulatory authority to be unsuitable to own Subordinate Voting Shares, any such shareholder may be compelled to sell its shares (or have such shares sold on its behalf or repurchased for cancellation). Such forced sale and repurchase or redemption rights may negatively affect the trading price and/or liquidity of our securities. Moreover, if a holder of an interest in Subordinate Voting Shares is required to sell its interests in our shares (or have such shares sold on its behalf or repurchased for cancellation), subject to our articles, any such sale may be required at a time, price or otherwise on terms not acceptable to such holder. Holders of interests in Subordinate Voting Shares should be aware that none of the Company or its directors or officers, accept, to the maximum extent permitted by law, any responsibility whatsoever for any loss which any such holder may suffer as a result of the sale of any interests in Subordinate Voting Shares held in connection with the exercise of the powers referred to above.
If we exercise our right to redeem shares from a shareholder, we will be required to fund the repurchase price, which may be substantial in amount, from our existing cash resources, the incurrence of indebtedness in the form of a promissory note issued to the shareholder or other sources of liquidity.

Notwithstanding the provisions of our articles of arrangement, we may not be able to exercise our repurchase or redemption rights in full or at all. Under the CBCA, a corporation may not make any payment to redeem shares if there are reasonable grounds for believing that the payment would cause the corporation to be unable to pay its liabilities as they become due or if making the payment would cause the corporation to be unable to pay, when due, the entire redemption price of its redeemable shares. Furthermore, we may be subject to certain contractual restrictions on our ability to repurchase or redeem shares including, for example, pursuant to applicable provisions of our credit facilities. In the event that such restrictions prohibit us from exercising our repurchase or redemption rights in part or in full, we will not be able to exercise our repurchase or redemption rights absent a waiver of such restrictions, which we may not be able to obtain on acceptable terms or at all.
Moreover, sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time as a result of the exercise of our forced sale rights pursuant to applicable provisions of our articles. These sales, or the market perception that a large number of Subordinate Voting Shares may be sold, could reduce the prevailing market price of our Subordinate Voting Shares. We cannot predict the effect, if any, that future public sales of these securities will have on the market price of our Subordinate Voting Shares. If the market price of our Subordinate Voting Shares were to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.
If we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
As a public company listed on the TSX and the Nasdaq, we are subject to reporting and other obligations under applicable Canadian securities laws, including NI 52-109 and the rules of the TSX, and applicable securities laws of the United States and the rules of the Nasdaq, respectively. The United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. These reporting and other obligations place significant demands on our management, administrative, operational and accounting resources. In order to meet such requirements, we have, among other things, established systems, implemented financial and management controls, reporting systems and procedures and hired qualified accounting and finance staff, and may be required to do so in the future. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. However, if we are unable to accomplish any necessary objectives in a timely and effective manner, our ability to comply with our financial reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations and cause us to fail to satisfy our reporting obligations or result in material misstatements in our financial statements. In the event that the Company is not able to demonstrate compliance with the Sarbanes-Oxley Act, that its internal control over financial reporting is perceived as inadequate, or that the Company is unable to produce reliable, timely and accurate financial statements or prevent fraud, investors may lose confidence in the Company’s operating results and the price of the Subordinate Voting Shares could decline. In addition, if the Company is unable to continue to meet these requirements, we could be subject to delisting of our Subordinate Voting Shares.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error and fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all.
As of December 31, 2021, Paya had identified a material weakness in its controls related to the operating effectiveness of the review of the annual income tax provision prepared by a third-party firm. Paya did not maintain effective controls to sufficiently review the completeness and accuracy of the annual tax provision. This material weakness resulted in adjustments that have been recorded in Paya’s consolidated financial statements as of and for the year ended December 31, 2021. Paya management and its independent registered public accounting firm determined that as of December 31, 2022, this material weakness had been remediated and its internal control over financial reporting were effective.
We are just beginning to integrate Paya and we cannot assure you the measures Paya has taken to remediate the material weakness will prevent future material weaknesses. In addition, we may incur costs related to internal control over financial reporting in the upcoming years relating to Paya’s internal control environment. See “Risk Factors – Any future acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition”.
We incur significant expenses and devote other significant resources and management time as a result of being a public company in Canada and the United States.
We incur significant legal, accounting, reporting, insurance and other expenses as a result of being a public company in Canada and the United States. Compliance with applicable securities laws in Canada and the United States and the rules of the TSX and Nasdaq substantially increases our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. Moreover, the securities regulators in Canada, the SEC, and the TSX and the Nasdaq may adopt new rules and regulations relating to information disclosure, financial reporting and controls and corporate governance in the future, which could subject us to additional increases in legal, accounting and other compliance costs. The obligations of being a public company require attention from our senior management and could divert their attention away from revenue producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing the Company’s business. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these relatively new obligations demand even greater attention.
These laws, rules and regulations make it more expensive for us to obtain director and officer liability insurance. As a public company in the United States, it is more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Certain factors may also render insurance more difficult to obtain, notably as a result of being a public company in the United States and Canada, having our head office located in Québec (Canada) and certain of the industries to which we provide services, including the digital assets and gaming industries.

As a result of the foregoing, we expect to continue to incur substantial legal, accounting, insurance and certain other expenses in the future. Furthermore, if we are unable to continuously satisfy our obligations as a public company, we could be subject to delisting of our Subordinate Voting Shares, fines, sanctions and other regulatory action and potentially civil litigation.
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file different information with the SEC than that required to be filed by U.S. domestic public companies.
We are a “foreign private issuer,” as defined in the SEC rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the U.S. Exchange Act. In addition, our officers and directors and beneficial owners of 10% or more of our Multiple Voting Shares or our Subordinate Voting Shares are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and related rules with respect to their purchases and sales of our securities. While we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws, the reporting deadlines under the corresponding Canadian insider reporting rules are longer than under Section 16 of the U.S. Exchange Act and the related rules. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as public companies organized in the United States. Accordingly, there may be less publicly available information concerning our company than there is for U.S. domestic public companies.
As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic public companies.
As a foreign private issuer, through a multijurisdictional disclosure system adopted in the United States and Canada, we will file annual reports on Form 40-F on the date on which we file this AIF and related documents in Canada, and we file with the SEC reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.
For so long as we are a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to a U.S. issuer.
We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow certain Canadian corporate governance practices. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. domestic public companies listed on Nasdaq.
For example, we are exempt from Nasdaq regulations that require a listed U.S. company to (i) obtain shareholder approval for certain issuances of securities, and (ii) have a minimum quorum for any meeting of shareholders of 33 1/3% of the outstanding voting shares.

In accordance with the Nasdaq listing rules, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the U.S. Exchange Act, both of which are also applicable to Nasdaq listed companies organized in the United States. Because we are a foreign private issuer, however, our Audit Committee is not subject to additional requirements applicable to Nasdaq listed companies organized in the United States, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.
Although we currently comply with the Nasdaq corporate governance rules applicable to U.S. domestic public companies listed on Nasdaq other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all of any other Nasdaq corporate governance rules where we are permitted to follow our home country governance requirements in lieu of such Nasdaq rules. Following our Canadian governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq, may provide less protection than is accorded to investors under the Nasdaq listing requirements applicable to U.S. domestic public companies.
The Company is governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.
The Company is governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with the Company’s charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and DGCL that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a simple majority vote; and (ii) under the CBCA, holders of 5% or more of our shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.
Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of the Company’s shares or assets.
A non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold the Subordinate Voting Shares may be imposed by the Competition Act (Canada). This law permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in the Company. Further, we are subject to the limitations imposed under the laws of Canada applicable to all businesses, and the right to own our securities is subject to limitations imposed in several jurisdictions due to the nature of the products and services that we offer. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to the Company’s shareholders.
As the Company is a Canadian corporation and some of its directors and officers are resident in Canada, it may be difficult for United States shareholders to effect service on the Company or to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

The Company is incorporated under the federal laws of Canada with its principal place of business in Canada, most of its directors and officers are residents of Canada and many of the Company’s assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.
Similarly, some of the Company’s directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.
We may lose our foreign private issuer status which would then require us to comply with the U.S. Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act applicable to public companies organized in the United States. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities (based on number or voting power) must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the U.S. Exchange Act reporting and other requirements applicable to public companies organized in the United States, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic public company may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to public companies organized in the United States, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board.
Securities or industry analysts’ research or reports could impact the price of our Subordinate Voting Shares.

The trading market for our Subordinate Voting Shares may be facilitated in part by the research and reports that securities or industry analysts publish about us or our business. If few securities or industry analysts provide coverage of our company, the trading price for our Subordinate Voting Shares could be lower than otherwise. If one or more of the analysts who cover us downgrade our Subordinate Voting Shares or publish inaccurate or unfavorable research about our business, the price of our Subordinate Voting Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the market for our Subordinate Voting Shares, which in turn might cause the price of our Subordinate Voting Shares and trading volume to decline.
Each of Novacap, CDPQ and our Chair and Chief Executive Officer beneficially owns a significant amount of our shares and may have interests that differ from, or may take actions that are not in the interests of, other shareholders.
Novacap, CDPQ and our Chair and Chief Executive Officer holds approximately 40.17%, 23.21% and 36.62%, respectively, of our Multiple Voting Shares and 37.08%, 21.42% and 33.80%, respectively, of our outstanding voting rights as at December 31, 2022. Novacap, CDPQ and our Chair and Chief Executive Officer therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. Novacap has the right to designate two members to our Board, CDPQ has the right to designate one member to our Board and our Chair and Chief Executive Officer has a seat on the Board and the right to designate one additional member to our Board. Circumstances may occur in which the interests of Novacap, CDPQ and/or our Chair and Chief Executive Officer could be in conflict with the interests of other shareholders, and Novacap, CDPQ and our Chief Executive Officer would have significant influence to cause us to take actions that align with their interests.
Additionally, Novacap and CDPQ are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Novacap and CDPQ may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Our Audit Committee is responsible for reviewing all related party transactions for potential conflict of interest situations and approving all such transactions. Our Audit Committee consists of directors who are independent as required by applicable Canadian securities regulation and U.S. securities regulation and Nasdaq listing rules. In addition, our Code of Ethics contains provisions designed to address conflicts of interest. However, such provisions may not be effective in limiting Novacap and CDPQ’s significant influence over us.
The dual-class structure contained in our Articles has the effect of concentrating voting control and the ability to influence corporate matters with Novacap, CDPQ and our Chief Executive Officer.
Our Multiple Voting Shares have 10 votes per Multiple Voting Share and our Subordinate Voting Shares have one vote per Subordinate Voting Share. Shareholders who hold Multiple Voting Shares, including Novacap, CDPQ and, indirectly, our Chair and Chief Executive Officer, together hold approximately 92.30% of the voting rights of our outstanding voting shares as at December 31, 2022, and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. In addition, the Principal Shareholders entered into the Amended and Restated Investor Rights Agreement providing for certain director nomination rights and registration rights. See “Material Contracts – Amended and Restated Investor Rights Agreement”.

In addition, because of the 10-to-1 voting ratio between our Multiple Voting Shares and Subordinate Voting Shares, the holders of our Multiple Voting Shares will continue to control a majority of the combined voting rights of our voting shares even as the Multiple Voting Shares come to represent in the future a substantially reduced percentage of our total outstanding voting shares. The concentrated voting control of holders of our Multiple Voting Shares limits the ability of our subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amending our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of Multiple Voting Shares have the ability to influence or control many matters affecting us and actions may be taken that our subordinate voting shareholders may not view as beneficial. The market price of our Subordinate Voting Shares could be adversely affected due to the significant influence and voting rights of the holders of Multiple Voting Shares. Additionally, the significant voting interest of holders of Multiple Voting Shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Subordinate Voting Shares, might otherwise receive a premium for the Subordinate Voting Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Multiple Voting Shares.
Future transfers by holders of Multiple Voting Shares, other than permitted transfers to such holders’ respective affiliates or direct family members or to other permitted holders, will result in those Multiple Voting Shares automatically converting to Subordinate Voting Shares, which will have the effect, over time, of increasing the relative voting rights of those holders who retain their Multiple Voting Shares. See “Description of Share Capital – Subordinate Voting Shares and Multiple Voting Shares – Conversion”.
We do not anticipate paying any cash dividends in the foreseeable future.
We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Subordinate Voting Shares for the foreseeable future. As a result, capital appreciation in the price of our Subordinate Voting Shares, if any, will be your only source of gain on an investment in our Subordinate Voting Shares.
Our by-laws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in the Province of Québec, which could limit your ability to obtain a favorable judicial forum for disputes with us.
We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of the Province of Québec, Canada and appellate Courts therefrom (or, failing such Court, any other “court” as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for: any derivative action or proceeding brought on our behalf; any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our Articles or by-laws; or any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Québec and to service of process on their counsel in any foreign (non-Canadian) action initiated in violation of our by-law. Therefore, it may not be possible for securityholders to litigate any action relating to the foregoing matters outside of the Province of Québec.

Our forum selection by-law seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and by-laws are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, they are untested in Canada. It is possible that the validity of our forum selection by-law could be challenged and that a court could rule that such by-law is inapplicable or unenforceable. If a court were to find our forum selection by-law inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.
Provisions of our Articles and by-laws and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current senior management and affect the market price of our Subordinate Voting Shares.
Our Articles authorize our Board to issue an unlimited number of Preferred Shares without shareholder approval and to determine the rights, privileges, restrictions and conditions granted to or imposed on any unissued series of Preferred Shares. Those rights may be superior to those of our Subordinate Voting Shares and Multiple Voting Shares. For example, Preferred Shares may rank prior to Subordinate Voting Shares and Multiple Voting Shares as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into Subordinate Voting Shares. If we were to issue a significant number of Preferred Shares, these issuances could deter or delay an attempted acquisition of us or make the removal of management more difficult. Issuances of Preferred Shares, or the perception that such issuances may occur, could cause the trading price of our Subordinate Voting Shares to drop.
We may issue additional Subordinate Voting Shares and Multiple Voting Shares and such issuance will result in immediate dilution to existing shareholders.
Our Articles permit us to issue an unlimited number of Subordinate Voting Shares and Multiple Voting Shares. We anticipate that we will, from time to time, issue additional Subordinate Voting Shares or other securities convertible or exercisable for Subordinate Voting Shares, including pursuant to the exercise of stock options, and the settlement of deferred share units, performance share units and restricted share units. Subject to the requirements of the TSX, we will not be required to obtain the approval of shareholders for the issuance of additional Subordinate Voting Shares or other securities convertible or exercisable for Subordinate Voting Shares. Although the rules of the TSX generally prohibit us from issuing additional Multiple Voting Shares, there may be certain circumstances where additional Multiple Voting Shares may be issued, including pursuant to the exercise of the subscription rights attached to the Multiple Voting Shares described under “Description of share capital – Subordinate Voting Shares and Multiple Voting Shares – Subscription Rights”. Any further issuances of Subordinate Voting Shares, Multiple Voting Shares or other securities convertible or exercisable for Subordinate Voting Shares or Multiple Voting Shares will result in immediate dilution to existing shareholders. Furthermore, issuances of a substantial number of additional Subordinate Voting Shares, Multiple Voting Shares or other securities convertible or exercisable for Subordinate Voting Shares or Multiple Voting Shares, or the perception that such issuances could occur, may adversely affect the prevailing market price for the Subordinate Voting Shares. Additionally, any further issuances of Multiple Voting Shares may significantly lessen the combined voting rights of our Subordinate Voting Shares due to the 10-to-1 voting ratio between our Multiple Voting Shares and Subordinate Voting Shares.
There could be adverse tax consequences for our U.S. shareholders if we are a passive foreign investment company (PFIC).

U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for these purposes.
Based on the composition of our income and assets we do not believe that we were a PFIC for the 2022 taxable year, and we do not expect to be a PFIC in the foreseeable future. However, our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business, the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.
If we are a PFIC for any taxable year during which a U.S. shareholder owned Subordinate Voting Shares, such U.S. shareholder would be subject to certain adverse U.S. federal income tax consequences applicable to shareholders of PFICs. U.S. shareholders should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our Subordinate Voting Shares.
DIVIDEND POLICY
We have not declared or paid any cash dividends on our securities in Fiscal 2020, Fiscal 2021 and Fiscal 2022 and do not currently anticipate paying any cash dividends on our securities, including the Subordinate Voting Shares, in the foreseeable future. Any future determination to declare cash dividends on our securities will be made at the discretion of our Board, subject to applicable Canadian laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions (including covenants contained in our credit facilities), general business conditions and other factors that our Board may deem relevant. See “Risk Factors – We do not anticipate paying any cash dividends in the foreseeable future.”.

DESCRIPTION OF SHARE CAPITAL
The following description of our share capital summarizes certain provisions contained in our articles of amalgamation (as amended) (the “Articles”) and by-laws. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles and by-laws.
Authorized Share Capital
Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 63,461,608 were issued and outstanding as of December 31, 2022, (ii) an unlimited number of Multiple Voting Shares, of which 76,064,619 were issued and outstanding as of December 31, 2022, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding as of December 31, 2022. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada.
Subordinate Voting Shares and Multiple Voting Shares
Except as described herein, the Subordinate Voting Shares and the Multiple Voting Shares have the same rights, are equal in all respects and are treated by Nuvei as if they were one class of shares.
Rank

The Subordinate Voting Shares and Multiple Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares are entitled to participate equally, share-for-share, in the remaining property and assets of the Company available for distribution to the holders of shares, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares, subject to the rights of the holders of any Preferred Shares.
Dividends
The holders of outstanding Subordinate Voting Shares and Multiple Voting Shares are entitled to receive dividends on a share-for-share basis at such times and in such amounts and form as our Board may from time to time determine, but subject to the rights of the holders of any Preferred Shares, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares. In the event of a payment of a dividend in the form of shares, Subordinate Voting Shares shall be distributed with respect to outstanding Subordinate Voting Shares and Multiple Voting Shares shall be distributed with respect to outstanding Multiple Voting Shares.
Voting Rights
The holders of outstanding Subordinate Voting Shares are entitled to one vote per share and the holders of Multiple Voting Shares are entitled to 10 votes per share. As of December 31, 2022, the Subordinate Voting Shares collectively represented approximately 45.48% of our issued and outstanding shares and approximately 7.70% of the voting power attached to all of our issued and outstanding shares, and the Multiple Voting Shares collectively represented approximately 54.52% of our issued and outstanding shares and approximately 92.30% of the voting power attached to all of our issued and outstanding shares.
Conversion
The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that a Multiple Voting Share shall be held by a Person (as defined below) other than by a Permitted Holder (as defined below), the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Multiple Voting Share into a fully paid and non-assessable Subordinate Voting Share, on a share-for-share basis.
In addition:
•all Multiple Voting Shares held by the Fayer Group Permitted Holders (as defined below) will convert automatically into Subordinate Voting Shares at such time that the Fayer Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Shares (as defined below);
•all Multiple Voting Shares held by the Novacap Group Permitted Holders (as defined below) will convert automatically into Subordinate Voting Shares at such time that the Novacap Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Shares; and
•all Multiple Voting Shares held by the CDPQ Group Permitted Holders (as defined below) will convert automatically into Subordinate Voting Shares at such time that the CDPQ Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Shares.
For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person;
“CDPQ Group Permitted Holders” means CDPQ and any of its Affiliates;
“Fayer Group Permitted Holders” means (i) Mr. Philip Fayer and any Members of the Immediate Family of Mr. Philip Fayer, and (ii) any Person controlled, directly or indirectly, by one or more Persons referred to in clause (i) above;
“Members of the Immediate Family” means with respect to any individual, each parent (whether by birth or adoption), spouse, or child (including any step-child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual;
“Novacap Group Permitted Holders” means Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P. and Novacap TMT V Co-Investment (Nuvei), L.P. and any of their Affiliates;
“Permitted Holders” means any of (i) the Fayer Group Permitted Holders, (ii) the Novacap Group Permitted Holders, and (iii) the CDPQ Group Permitted Holders;
“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company; and
“Shares” means, collectively, the Subordinate Voting Shares and the Multiple Voting Shares.
A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; (ii) in the case of a Person that is an unincorporated entity other than a limited partnership, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; or (iii) in the case of a limited partnership, the other Person is the general partner of such limited partnership; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
Subscription Rights

Pursuant to our Articles, in the event of any distribution or issuance, including by way of a share dividend (a “Distribution”) of voting shares of the Company (other than Subordinate Voting Shares issued upon the conversion of Multiple Voting Shares or voting shares issued pursuant to the exercise of a right attached to any security of the Company issued prior to the Distribution) (the “Subject Voting Shares”) or of securities convertible or exchangeable into Subject Voting Shares or giving the right to acquire Subject Voting Shares (other than options or other securities issued under compensatory plans or other plans to purchase Subject Voting Shares or any other securities in favour of the management, directors, employees or consultants of the Company) (the “Convertible Securities” and, together with the Subject Voting Shares, the “Distributed Securities”), the Company shall issue to the holder(s) of Multiple Voting Shares rights to subscribe for that number of Multiple Voting Shares, or, as the case may be, for securities convertible or exchangeable into or giving the right to acquire, on the same terms and conditions, including subscription or exercise price, as applicable, mutatis mutandis (except for the ultimate underlying securities which shall be Multiple Voting Shares), as those stipulated in the Convertible Securities, that number of Multiple Voting Shares, respectively, which carry, in the aggregate, a number of voting rights sufficient to fully maintain the proportion of total voting rights (on a fully-diluted basis) associated with the then outstanding Multiple Voting Shares (the “Rights to Subscribe”).
The Rights to Subscribe shall be issued to the holder(s) of Multiple Voting Shares in a proportion equal to their respective holdings of Multiple Voting Shares and shall be issued concurrently with the completion of the Distribution of the applicable Distributed Securities. To the extent that any such Rights to Subscribe are exercised, in whole or in part, the securities underlying such Rights to Subscribe (the “Subscription Securities”) shall be issued and must be paid for concurrently with the completion of the Distribution and payment to the Company of the issue price for the Distributed Securities, at the lowest price permitted by the applicable securities and stock exchange regulations and subject (as to such price) to the prior consent of the exchanges but at a price not lower than (i) if the Distributed Securities are Subordinate Voting Shares, the price at which Subordinate Voting Shares are then being issued or distributed; (ii) if the Distributed Securities are Convertible Securities, the price at which the applicable Convertible Securities are then being issued or distributed; and (iii) if the Distributed Securities are Subject Voting Shares other than Subordinate Voting Shares, the higher of (a) the weighted average price of the transactions on the Subordinate Voting Shares on the TSX (or such other primary stock exchange on which they are listed, as the case may be) for the 20 trading days preceding the Distribution of such Subject Voting Shares or (b) the weighted average price of transactions on the Subordinate Voting Shares on the TSX (or such other primary stock exchange on which they are listed, as the case may be), the trading day before the Distribution of such Subject Voting Shares.
The privileges attached to Subscription Securities which are securities convertible or exchangeable into or giving the right to acquire Multiple Voting Shares shall only be exercisable if and whenever the same privileges attached to the Convertible Securities are exercised and shall not result in the issuance of a number of Multiple Voting Shares which increases the proportion (as in effect immediately prior to giving effect to the completion of the Distribution) of total voting rights associated with the Multiple Voting Shares after giving effect to the exercise by the holder(s) of the privileges attached to such Convertible Securities.
The right to receive Rights to Subscribe as described above, and the legal or beneficial ownership of the Rights to Subscribe, may be assigned in whole or in part among Permitted Holders, provided that written notice of any such assignment shall be sent promptly to the other holders of Multiple Voting Shares and the Company.
Subordinate Voting Shares have no pre-emptive or subscription rights to purchase any securities of the Company. An issuance of participating (equity) securities will not be rendered invalid due to a failure by the Company to comply with the foregoing.
Subdivision or Consolidation
No subdivision or consolidation of the Subordinate Voting Shares or the Multiple Voting Shares may be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Class Votes
Except as required by CBCA, applicable Canadian securities laws or our Articles, holders of Subordinate Voting Shares and Multiple Voting Shares will vote together on all matters subject to a vote of holders of both those classes of shares as if they were one class of shares. Under the CBCA, certain types of amendments to our Articles are subject to approval by special resolution of the holders of our classes of shares voting separately as a class, including amendments to:
•add, change or remove the rights, privileges, restrictions or conditions attached to the shares of that class;
•increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of that class; and
•make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of that class.
Without limiting other rights at law of any holders of Subordinate Voting Shares or Multiple Voting Shares to vote separately as a class, neither the holders of the Subordinate Voting Shares nor the holders of the Multiple Voting Shares shall be entitled to vote separately as a class upon a proposal to amend our Articles in the case of an amendment to (1) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or (2) create a new class of shares equal or superior to the shares of such class, which rights are otherwise provided for in paragraphs (a) and (e) of subsection 176(1) of the CBCA. Pursuant to our Articles, neither holders of our Subordinate Voting Shares nor holders of our Multiple Voting Shares will be entitled to vote separately as a class on a proposal to amend our Articles to effect an exchange, reclassification or cancellation of all or part of the shares of such class pursuant to Section 176(1)(b) of the CBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Subordinate Voting Shares and Multiple Voting Shares differently, on a per share basis, and such holders are not already otherwise entitled to vote separately as a class under applicable Canadian laws or our Articles in respect of such exchange, reclassification or cancellation.
Pursuant to our Articles, holders of Subordinate Voting Shares and Multiple Voting Shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the CBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our Subordinate Voting Shares and Multiple Voting Shares, each voting separately as a class.
Take-Over Bid Protection
Under applicable Canadian laws, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, the holders of Multiple Voting Shares have entered into a customary coattail agreement with Nuvei and a trustee, which we refer to as the “Coattail Agreement”. The following is a summary of the material attributes and characteristics of the Coattail Agreement. This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. The Coattail Agreement is available under our profile on SEDAR at www.sedar.com
The Coattail Agreement contains provisions customary for dual class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares.
The undertakings in the Coattail Agreement do not prevent a sale by Permitted Holders of Multiple Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares that:
•offers a price per Subordinate Voting Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Multiple Voting Shares;

•provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);
•has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and
•is in all other material respects identical to the offer for Multiple Voting Shares.
In addition, the Coattail Agreement does not prevent the transfer of Multiple Voting Shares to a Permitted Holder, provided such transfer is not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Multiple Voting Shares into Subordinate Voting Shares shall not, in of itself constitute a sale of Multiple Voting Shares for the purposes of the Coattail Agreement.
Under the Coattail Agreement, any sale of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the Coattail Agreement will be conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into Subordinate Voting Shares in accordance with our Articles.
The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action is conditional on Nuvei or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee.
The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2/3% of the votes cast by holders of Subordinate Voting Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Subordinate Voting Shares held directly or indirectly by holders of Multiple Voting Shares, their affiliates and related parties and any persons who have an agreement to purchase Multiple Voting Shares on terms that would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.
No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares under applicable law.
Preferred Shares
The Preferred Shares are issuable in series. Each series of Preferred Shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by our Board prior to the issuance thereof. Holders of Preferred Shares, except as otherwise provided in the terms specific to a series of Preferred Shares or as required by Canadian laws, will not be entitled to vote at meetings of holders of shares, and will not be entitled to vote separately as a class upon a proposal to amend our Articles in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 176(1) of the CBCA. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Preferred Shares will be entitled to preference over the Subordinate Voting Shares, Multiple Voting Shares and any other shares ranking junior to the Preferred Shares from time to time and may also be given such other preferences over Subordinate Voting Shares, Multiple Voting Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such series.

The issuance of Preferred Shares and the terms selected by our Board could decrease the amount of earnings and assets available for distribution to holders of our Subordinate Voting Shares and Multiple Voting Shares or adversely affect the rights and powers of the holders of our Subordinate Voting Shares and Multiple Voting Shares without any further vote or action by the holders of our Subordinate Voting Shares and Multiple Voting Shares.
We have no current intention to issue any Preferred Shares.
Constraints on Ownership of Securities in our Articles
Our Articles include provisions providing that, among other things, if any of the applicable ownership restrictions under applicable legislation are exceeded, or if a shareholder (or proposed shareholder) is considered unsuitable by any applicable regulatory authority to own Nuvei shares, certain rights of Nuvei shareholders may be suspended and the Company may sell, repurchase or redeem the applicable shares. Such restrictions and measures are required to, among other things, enable the Company and its subsidiaries to carry on their business in accordance with applicable legislation in various jurisdictions regulating the operation of activities undertaken or to be undertaken by the Company and its subsidiaries, including certain laws prescribing ownership restrictions and suitability requirements applicable to Nuvei shareholders, as described herein. The purpose of these provisions in our Articles is to provide the Company with a means of protecting itself from having a shareholder whose ownership of Nuvei shares or whose failure to comply with the suitability or other requirements of a regulatory authority may result in the loss, suspension, revocation (or similar action) with respect to any license, permit, authorization, waiver or other regulatory approval held by the Company or any of its subsidiaries, or the denial of any license, permit, authorization, waiver or other regulatory approval sought by the Company or any of its subsidiaries.
For purposes of this section, “ownership”, “ownership interest”, “own” (including any derivatives thereof) when used in relation to securities, means any direct or indirect registered and/or legal ownership, or beneficial ownership pursuant to the definitions of “beneficial ownership” or “beneficial interest” under applicable legislation, or power to exercise control or direction over such securities, without limitation.
Specifically, our Articles contain restrictions on the issue, transfer and ownership of securities of the Company, including introducing certain requirements triggered by the acquisition of any direct or indirect legal or beneficial ownership, or control or direction over, (i) 10% (or such other greater or lesser ownership threshold, or additional ownership threshold or thresholds, as may be established in applicable laws from time to time) of either (A) the total number of issued and outstanding shares of the Company (or of any class of issued and outstanding shares of the Company, as may be established in applicable laws from time to time), or (B) the total voting power ascribed to all issued and outstanding shares of the Company, or (ii) 10% (or such other greater or lesser ownership threshold, or additional ownership threshold or thresholds, as may be established in applicable laws from time to time) of the value of the aggregate paid up capital of the Company (as applicable, the “Regulatory Ownership Requirements”). Persons who, either on their own or as part of a group acting in concert (collectively, a “Subject Securityholder”) hold, acquire or propose to acquire, directly or indirectly, shares of the Company of any class that, together with the shares, convertible, exercisable or exchangeable securities and other securities of the Company of any class owned by the Subject Securityholder on the date of the acquisition (assuming the exercise, settlement, exchange or conversion thereof), equal or exceed the Regulatory Ownership Requirements or, thereafter, any increment and/or multiple thereof, are required to provide advance written notice to the Company and receiving the advance written approval of the Company (and, if deemed necessary or advisable by the Board, of the applicable regulatory authorities) for the acquisition.

Pursuant to our Articles, remedies are available to the Company in the event that, in the reasonable opinion of the Board, a Subject Securityholder (i) fails to comply with the Regulatory Ownership Requirements, (ii) owns securities of the Company in a way that is inconsistent with applicable laws, (iii) owns securities of the Company in a way that jeopardizes the ability of the Company or any of its affiliates to maintain or obtain a license, permit, authorization, waiver or other regulatory approval, or causes or otherwise results in the imposition of materially burdensome or unacceptable terms or conditions on any license, permit, authorization, waiver or other regulatory approval, or in the imposition of material fines, penalties or other liabilities on the Company or any of its affiliates, (iv) refuses or fails to comply, within a reasonable time, with a request or requirement by a regulatory authority to appear before, or submit to the jurisdiction of, or file an application with, or provide information to, any regulatory authority, pursuant to any applicable law, that is relevant to its determination of the suitability, fitness or qualification of such Subject Securityholder with respect to owning securities of the Company, or (v) is determined by a regulatory authority not to be suitable, “fit and proper” or qualified with respect to owning securities of the Company (such events are considered the “Triggering Events”), including:
a)not issuing any shares to the Subject Securityholder;
b)placing a stop transfer on any and all shares of the Company owned by the Subject Securityholder;
c)suspending all voting (directly or indirectly or through any proxy, trustee, or nominee), interest, convertibility, dividend and other distribution rights, on all or any of the shares of the Company owned by the Subject Securityholder;
d)applying to a court of competent jurisdiction seeking an injunction or other relief to prevent a breach or continuing breach of the Regulatory Ownership Requirements or applicable laws or for an order directing that the number of securities giving rise to the breach of the Regulatory Ownership Requirements or applicable laws be sold or otherwise disposed of in a manner that a court of competent jurisdiction may deem appropriate;
e)applying to the Autorité des marchés financiers (Québec), or such other governmental authority having jurisdiction over the affairs of the Company, to effect a cease trading order or such similar restriction against the Subject Securityholder until such time as the Subject Securityholder complies with the Regulatory Ownership Requirements or applicable laws; and
f)taking any further actions as are determined necessary by the Board to comply with applicable laws.
The Company is required to provide a Subject Securityholder with notice in writing as soon as reasonably practicable after the Company becomes aware of a Triggering Event. The Amendments require the Subject Securityholder who is the recipient of such notice, to forthwith rectify such Triggering Event, or within 30 days or such other period as may be required by applicable laws, to dispose of or otherwise transfer the number of securities of the Company giving rise to the Triggering Event on a basis that does not result in a further Triggering Event and that is otherwise in compliance with applicable laws (or else provide written evidence satisfactory to the Company that no such Triggering Event has occurred or is continuing, or that the applicable regulatory authorities are satisfied that no sale or other disposition of Nuvei securities is required as a result of the Triggering Event). The Company’s written notice to the Subject Shareholder will also indicate that any failure by the Subject Securityholder to take the requested measures to the Company’s satisfaction may result in the consequence of sale or repurchase of such Subject Securityholder’s shares without further notice to the Subject Securityholder.

Pursuant to our Articles, if the Subject Securityholder has not disposed of or otherwise transferred the number of securities of the Company giving rise to the Triggering Event, and the Triggering Event has not been rectified or otherwise continues to exist, and either (i) a sale or other disposition of Nuvei shares owned by the Subject Securityholder is required by the applicable regulatory authorities, or (ii) the Board deems necessary or advisable a sale or other disposition of Nuvei shares owned by the Subject Securityholder, based on information available to it and/or consultation with the applicable regulatory authorities, then the Company shall have the power and authority (but not the obligation), subject to applicable laws, and at its sole option and discretion, in a single transaction or in a series of transactions at any time and from time to time, to (1) sell all or a portion of the shares and distribute the proceeds to the Subject Securityholder, or (2) repurchase or redeem, for cancellation, all or a portion of the shares, at a price (the “Repurchase Price”) per share equal to (a) 95% of the volume weighted average trading price of the shares on the stock exchange in Canada or the United States on which the highest volume of such shares is generally traded at that time, as determined by the Board, for the 20 trading days on which at least one board lot of shares has traded preceding the repurchase date, or (b) if the applicable class of shares are not listed or quoted on a stock exchange or the requisite trading of shares has not occurred on any stock exchange or other organized market, the amount as is determined by the Board, acting reasonably and in good faith, to be the fair value of the shares to be repurchased; or, in either such case, such lower price per share as may be required by any applicable regulatory authority. The Repurchase Price will be payable in cash, by the issuance of a promissory note, or a combination thereof, as the Board shall determine. To the extent required by applicable laws, the Company may deduct and withhold any tax from the Repurchase Price. To the extent any amounts are so withheld and are timely remitted to the applicable governmental authority, such amounts shall be treated for all purposes herein as having been paid to the person in respect of which such deduction and withholding was made.
In any such case, the Company shall only sell or redeem or repurchase, as applicable, that number of shares required by the applicable regulatory authorities to be sold or otherwise disposed of, or that the Board deems necessary or advisable to be sold or otherwise disposed of, based on information available to it and/or in consultation with the applicable regulatory authorities.
From and after any payment or deposit of the net proceeds of sale or the Repurchase Price, respectively, in the manner contemplated in the Amendments, the Subject Securityholder shall not be entitled to any of the remaining rights of a holder in respect of the shares sold or repurchased or redeemed, other than the right to receive the payment or funds so deposited on presentation and surrender of the shares sold or repurchased or redeemed.
As soon as is reasonably practicable after, and, in any event, not later than 30 days after, a payment or deposit of the net proceeds of sale or the Repurchase Price, respectively, is made in the manner contemplated in the Amendments, the Company shall send a notice to the Subject Securityholder of the shares sold or repurchased or redeemed stating, in addition to any other information required by applicable laws: (i) the specified number of shares sold, repurchased or redeemed, as the case may be; (ii) the amount of the net proceeds of sale or the Repurchase Price, as the case may be; (iii) if applicable, the name and address of the bank or trust company at which the Company has made the deposit of the net proceeds of sale or the Repurchase Price, as the case may be; and (iv) all other relevant particulars of the sale, repurchase or redemption, respectively.
Our Articles also provide that the Board may make, amend or repeal any by-laws or other documents required to administer the provisions of the Amendments, including by-laws or other documents to require any person whom the Board knows or has reasonable cause to believe to be interested (legally or beneficially) in Nuvei shares to furnish forthwith a declaration, in the form prescribed by the Company (a “Certificate of Compliance”), declaring:
a)whether the person owns, or is proposing to acquire or own, any Nuvei shares or securities convertible into, exercisable or exchangeable for, Nuvei shares;
b)whether the person is acting jointly or in concert with any other person;

c)the number and/or principal amount, as applicable, of any class or series of Nuvei shares and/or convertible, exercisable or exchangeable securities that the person, together with any person acting jointly or in concert with such person, owns, directly or indirectly; and
d)any further facts that the Board considers relevant.
Failure by a Subject Securityholder to provide the Certificate of Compliance or other required declaration shall result in a deemed Triggering Event and shall trigger the same remedies as though that Subject Securityholder had caused a Triggering Event. Further, the Company may adopt various procedures and processes to monitor the level of ownership of its Subordinate Voting Shares, and by obtaining data on: (i) registered shareholders from our transfer agent and registrar, and (ii) beneficial shareholders from CDS Clearing and Depository Services (CDS) in Canada and the Depository Trust Company (DTC) in the United States.
Based on advice received from various local external counsel, Nuvei believes that the lowest Regulatory Ownership Requirement currently applicable to holders of Subordinate Voting Shares would be triggered by the acquisition of any direct or indirect legal or beneficial ownership, or control or direction over, Subordinate Voting Shares (or securities convertible into or exercisable or exchangeable for Subordinate Voting Shares) representing 10% or more of the total number of issued and outstanding Subordinate Voting Shares and Multiple Voting Shares (in the aggregate), being 13,965,823 Subordinate Voting Shares based on the total number of issued and outstanding Subordinate Voting Shares and Multiple Voting Shares as at March 7, 2023. However, shareholders should note that the constrained securities provisions in our Articles allow the Board the requisite flexibility and discretion to apply such other greater or lesser ownership threshold, or additional ownership threshold or thresholds, as may be established in applicable laws from time to time, without any action or consent required on the part of shareholders.
Limitations on the Right to Own Securities
Several of the Company’s subsidiaries are subject to regulatory requirements, including the requirement to obtain prior consent from the applicable regulatory authorities (as defined below) when a person holds, acquires or increases a qualifying holding or controlling interest in those entities, or the ability to exercise a similar influence over those entities, either directly or indirectly (including by way of investment in Nuvei securities (and for this purpose, in respect of any thresholds calculated based on voting rights, the regulatory authorities would generally be expected to give effect to the respective voting rights represented by the Multiple Voting Shares and Subordinate Voting Shares)).
On the basis of these requirements, no person may hold or acquire, alone or together with others, a direct or indirect stake of our shares, of the voting rights attached to our shares, or exercise, directly or indirectly, an equivalent degree of control in the Company (or increase an existing holding, control, interest or influence) in excess of applicable thresholds (currently 10%, 20%, 30% or 50%), depending on the jurisdiction and the particular regulatory requirement) without first obtaining the prior approval of the applicable regulatory authorities.
The licensing or regulatory authorities in the jurisdictions in which the Company and its subsidiaries hold, or in which they may seek, a license, permit, authorization, waiver or other regulatory approval in connection with the operation of their current or future activities have broad powers to request or require reporting of various detailed information from and/or approve the qualification or suitability of the holders (legal and beneficial, directly or indirectly) of interests in shares or other securities of the licensed or regulated entity. In some circumstances, the purpose of the exercise of powers by such regulatory authorities may be to identify shareholders whose involvement with the licensed or regulated entity the regulatory authorities consider unacceptable because such persons are not suitable shareholders to have a direct or indirect interest in, or influence over, a licensed or regulated entity in such jurisdiction (a determination which in all practical effects is at the sole discretion of such regulatory authorities). These powers may be exercised by applicable regulatory authorities against the holders, whether legal or beneficial, directly or indirectly, of interests in Nuvei shares or other securities.

The information required, qualification or suitability requirements to be satisfied and ongoing regulatory filings to be submitted, may be very detailed, onerous and/or intrusive and may include, for example, personal and financial information concerning the ultimate beneficial owners or persons influencing the control of corporate shareholders. In many cases, the terms of the Company’s and its regulated subsidiaries’ licenses or the provisions of regulations in relevant jurisdictions require the Company and its subsidiaries to produce such information on demand in relation to the holders (legal and beneficial) of interests in Nuvei shares, following, or in some cases prior to, such persons acquiring a specified percentage (legal or beneficial) of economic and/or voting interests in the share capital of the Company.
In some jurisdictions, the Company and its subsidiaries are required to take every measure to ensure compliance with the provisions of the applicable legal framework. The laws, rules, and regulatory and licensing requirements governing the Company’s activities (including those of its subsidiaries) are complex and evolve frequently, and it is possible that applicable ownership restrictions and suitability requirements may be modified, interpreted, and applied in an inconsistent manner by the regulatory authorities in a particular jurisdiction as well as from one jurisdiction to another, and may conflict with one another. This requires the Company to exercise judgement as to whether certain laws, rules, and regulations apply to it and its subsidiaries. It is possible that regulators may disagree with such conclusions, and widespread compliance is difficult and costly. Some jurisdictions are also frequently amending existing laws, requiring attention to frequently changing regulatory and licensing requirements. Additionally, our expansion into new jurisdictions, products and services may trigger application of additional laws and licensing requirements.
Any failure by the Company and its regulated subsidiaries or, as applicable, any holder (or proposed acquiror) of an interest in Nuvei shares, to comply with requests from regulatory authorities could result in the relevant regulatory authority taking adverse action against the Company and its regulated subsidiaries in that jurisdiction, which may include the suspension or revocation of licenses and/or the imposition of fines. Further, non-compliance with ownership restrictions and suitability requirements prescribed by applicable laws constitutes an offense that can be significantly detrimental to the Company and its subsidiaries (and their stakeholders) as well as the person seeking to hold, acquire or increase the qualifying holding or controlling interest (including, but not limited to, suspension of voting and distribution rights, substantial fines and prison sentences), and may lead to criminal prosecution, penalties and sanctions, and the loss, suspension, revocation or denial of licenses and authorizations held or sought by the Company and/or its subsidiaries, and result in regulatory restrictions on our business, enforced suspension of operations, and removal of board members.
Ownership Restrictions Under Payment Services and Electronic Money Regulation
As a result of the acquisitions of SafeCharge International Group Limited, Smart2Pay Global Services B.V. and Simplex CC Ltd., we are subject to various regulatory requirements deriving from PSD2 (in the U.K., the Netherlands and Lithuania) and the Electronic Money Laws of 2012 and 2018 (implementing the Directive 2009/110/EC of the European Parliament and of the Council of September 16, 2009 for the taking up, pursuit and prudential supervision of the business of electronic money institutions amending directives 2005/60/EC and 2006/48/EC and repealing directive 2000/46/EC) and the Provision and Use of Payment Services and Access to Payment Systems Laws of 2018 to 2022 (implementing the Directive 2015/2366 of the European Parliament and of the Council of November 25, 2015 on payment services in the internal market – known as PSD2) in Cyprus.

As such, each person who, alone or together with others, holds, acquires or increases a qualifying holding/control in any of these regulated subsidiaries, either directly or indirectly (including by way of investment in Nuvei securities (and for this purpose, in respect of any thresholds calculated based on voting rights, the regulatory authorities would generally be expected to give effect to the respective voting rights represented by the Multiple Voting Shares and Subordinate Voting Shares)), as a result of which certain thresholds are reached or passed, will require prior approval or a declaration of no objection from the relevant regulator (the FCA in the U.K., the Central Bank of Cyprus in Cyprus, the Dutch Central Bank in the Netherlands, and the Bank of Lithuania in Lithuania) prior to obtaining such qualifying holding/control. This requirement to obtain prior approval or a declaration of no objection for qualifying holdings/changes in control in the regulated subsidiaries implements the requirements relating to qualifying holdings in payment services providers as set out in PSD2 and the Cyprus Electronic Money Laws of 2012 to 2018, respectively.
A “qualifying holding” or “an acquisition of control” (in U.K. terms), is a direct or indirect holding of 10% or more of the issued share capital of Nuvei Financial, Nuvei Limited and/or Nuvei Netherlands, the ability to exercise directly or indirectly 10% or more of the voting rights in such regulated subsidiary, or the power to exercise, directly or indirectly, an equivalent degree of control or similar influence in such regulated subsidiary.
A “qualifying holding” in Lithuania is a direct or indirect holding of 10% or more of the issued share capital or of the voting rights in UAB Nuvei or a holding or relationship which otherwise makes it possible to exercise a significant influence over the management of UAB Nuvei. A “significant influence” is generally understood to mean power to participate in the financial and operating policy decisions of the company and is likely to include situations such as relationships with management. In addition, under Lithuanian laws, the activity of electronic money issuance in the finance and credit sector is considered as having strategic importance for Lithuania and a person which, acting alone or with others, seeks to either directly or indirectly acquire shares which confer 25% or more of the votes in such a sector is required to submit an application for approval to the Coordination Commission for the Protection of Objects of National Security Interests.
Holders of such qualifying holdings or “controllers” in U.K. terms, will also be subject to certain additional notification requirements where the size of such holdings increases beyond or falls below certain thresholds, as required by Article 6 of PSD2 (as implemented in the U.K., the Netherlands and Lithuania) and Article 3 of the Electronic Money Laws (as implemented in Cyprus).
Local laws, regulations and guidelines, including the EU Joint Guidelines on the prudential assessment of acquisitions and increases of qualifying holdings in the financial sector (JC/GL/2016/01), shall be taken into account in assessing a qualifying holding/control (e.g., the voting rights of any other shareholders with whom a person is acting in concert are also relevant in determining a person’s voting rights).
In Singapore, Nuvei Singapore has applied for a Standard Payment Institution License under the PSA. Pursuant to the PSA and associated SG PSRs, which will apply to Nuvei Singapore once (and assuming) the Standard Payment Institution License will have been granted (and taking into account the current shareholding structure of Nuvei as the ultimate parent company), a person must not acquire an interest in 20% of the shares (e.g. a direct or indirect ownership or the ability to control the shares under certain circumstances) or be in a position to control 20% of the votes of Nuvei Singapore), without first applying for and obtaining the approval of the MAS.
In reviewing an application with respect to a proposed qualifying holding or change in control, the applicable regulatory authorities will generally assess (and must be satisfied in respect of) the following elements, among others: (i) integrity/reputation of the proposed shareholder; (ii) ability to ensure sound and prudent management and supervision or professional competence; (iii) suitability and financial soundness of the proposed shareholder; (iv) the likely influence the proposed shareholder will have on the regulated entity; and (v) the transaction not being linked to money laundering or terrorism financing.

Where a person fails to fulfil the obligation of pre-disclosure and pre-approval stated above, the applicable regulatory authorities may take against that person any one or more of the following measures, among others: (a) suspension of the exercise of the voting rights attaching to the shares or the voting rights held by that person; (b) issuance of an order under which the disposal, signing of a disposal agreement, sale, exchange, transfer, donation and in general the alienation of the shares is void; (c) prohibition of acquiring, including acquisition by donation or by exercise of option, of the shares; (d) prohibition of conduct of any payments attaching to the shares, excluding the case of dissolution; and (e) imposition of administrative fines.
Persons that acquire or increase control without prior approval, or in contravention of a warning, decision or final notice, may have committed a criminal offence. Any such non-compliance may result in enforcement action being taken by the applicable regulatory authorities, which may take the form of, among other things, formal instructions, administrative fines, penalties, orders subject to an incremental penalty, increased regulatory compliance requirements or other potential regulatory restrictions on the regulated entity’s business, enforced suspension of operations, restriction to the right to dispose of funds and/or withdrawal of the license, removal of board members or criminal prosecution. Penalties may be imposed on the persons seeking to acquire or increase a qualified holding in the regulated entity and/or on the regulated entity itself.
In particular, in relation to breaches of the U.K. PSRs, the FCA may impose penalties or censures and initiate criminal prosecutions against the regulated entity. The FCA can also order authorized payment institutions to provide restitution to their customers. In the case of serious breaches of the U.K. PSRs or failure to meet the minimum standards for authorization, the FCA can cancel, vary or place requirements on an authorized payment institution’s authorization. The FCA also has the power to apply to the court for the order of a sale of shares or the disposition of voting power where the acquisition or continued holding of the shares or voting power by that person is in contravention of a final notice issued by it. The FCA may even prosecute and, if found guilty, the person may be liable to an unlimited fine or given a prison sentence.
Ownership Restrictions Under U.S. Gaming, Sports Betting and Money Transmitter Regulations
A number of jurisdictions’ gaming laws may require any of our shareholders to file an application, be investigated, and qualify or have their suitability determined by gaming authorities. Gaming authorities have very broad discretion in the interpretation and enforcement of applicable regulations, including when ruling on whether an applicant should be deemed suitable or not.
Any person found unsuitable by a gaming authority may not hold, directly or indirectly, ownership of any voting security or the beneficial or record ownership of any non-voting security or, in some cases, any debt security of any company that is registered or licensed with the relevant gaming authority. A finding of unsuitability by a particular gaming authority may impact that person’s ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person’s ability to associate or affiliate with gaming licensees in other jurisdictions.
Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period or after being advised that it is required by gaming authorities may be denied a license or found unsuitable, as applicable. Nuvei may be subject to disciplinary action or its licenses may be in peril if, after receiving notice that a person is unsuitable, Nuvei pays that person any dividend or interest upon securities, allows that person to exercise any voting right, pays remuneration in any form for services rendered, or fails to pursue lawful efforts to require such person to relinquish their securities or association with the Company.

Depending on the gambling related operations of the relevant entity (as explained below), many jurisdictions also require any person who obtains a beneficial ownership (direct or indirect) of a certain percentage, typically 5% or more, of voting securities (generally based on the percentage of voting rights, but in some cases on number of issued securities, depending on the jurisdictions) and, in some jurisdictions, non-voting securities (which may include preferred shares and/or debt securities, depending on the jurisdiction, determined on an aggregate basis with the number of equity securities, based on the percentage of economic interest) of a regulated entity (or of an intermediary or holding company of such an entity) to obtain prior approval or to report the acquisition to gaming authorities. Gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions in certain jurisdictions for “institutional investors” that hold a company’s voting securities for investment purposes only. Some jurisdictions may also limit the number of gaming licenses with which such holders may be associated. Based on advice received from local external counsel, Nuvei understands that indirect beneficial ownership at the parent company level is not considered relevant by applicable gaming authorities in the jurisdictions where our subsidiaries currently operate, hold licenses or exemptions, insofar as our gambling related operations are limited to payment processing (as opposed to actual gambling operations). However, this assessment is subject to change, including as a result of frequently changing regulatory and licensing requirements, or due to our expansion into new jurisdictions, products and services triggering application of additional laws and licensing requirements.
Gaming authorities may, subject to certain administrative procedural requirements, (i) deny an application, or limit, condition, revoke or suspend any license issued by them; (ii) impose fines, either on a mandatory basis or as a consensual settlement of regulatory action; (iii) demand that named individuals or shareholders be disassociated from a gaming business; and (iv) in serious cases, liaise with local prosecutors to pursue legal action, which may result in civil or criminal penalties. Events that may trigger revocation of a gaming license or another form of sanction vary by jurisdiction. However, typical events include, among others: (i) conviction in any jurisdiction of certain persons with an interest in, or key personnel of, the licensee of an offense that is punishable by imprisonment or may otherwise cast doubt on such person’s integrity; (ii) failure without reasonable cause to comply with any material term or condition of the gaming license; (iii) declaration of, or otherwise engaging in, certain bankruptcy, insolvency, winding-up or discontinuance activities, or an order or application with respect to the same; (iv) obtaining the gaming license by a materially false or misleading representation or in some other improper way; (v) violation of applicable AML or terrorist financing laws or regulations; (vi) failure to meet commitments to users, including social responsibility commitments; (vii) failure to pay in a timely manner all gaming or betting taxes or fees due; or (viii) determination by the gaming authority that there is another material and sufficient reason to revoke or impose another form of sanction upon the licensee.
In addition, Nuvei holds money transmitter licenses, exemptions or is otherwise not required to be licensed in a total of 48 states. As a result, Nuvei US is subject to regulatory supervision in the states in which it is licensed as a money transmitter, including the requirement to obtain prior consent from the relevant regulator when a person holds, acquires or increases a controlling interest in that entity or in any intermediary or holding company. For instance, under certain state money transmitter regulations, no person may hold or acquire, alone or together with others, a direct or indirect stake of 10% or more of the issued share capital or voting rights in Nuvei US, or otherwise exercise, directly or indirectly, a controlling influence over Nuvei US.

MARKET FOR SECURITIES
Trading Price and Volume
Our Subordinate Voting Shares are listed on the TSX and the Nasdaq under the symbol “NVEI”.
The following table sets forth the market price ranges and trading volumes of our Subordinate Voting Shares on the TSX for each month of Fiscal 2022.

	NVEI
2022	Monthly High Price (in C$)	Monthly Low Price (in C$)	Monthly Volume
January	89.58	66.84	8,984,800
February	84.94	62.03	8,300,800
March	97.00	56.08	12,298,700
April	98.80	71.07	5,173,200
May	75.00	50.64	7,915,500
June	66.63	44.06	5,017,900
July	47.51	38.38	5,385,300
August	54.50	38.99	8,634,500
September	44.14	36.47	6,217,600
October	42.15	34.47	4,602,200
November	45.00	36.00	9,671,700
December	42.68	32.20	6,766,900
The following table sets forth the price ranges and volumes of our Subordinate Voting Shares traded on the Nasdaq since the listing of our Subordinate Voting Shares thereon.

	NVEI
2022	Monthly High Price (in US$)	Monthly Low Price (in US$)	Monthly Volume
January	71.72	52.60	8,979,400
February	67.07	48.37	6,791,300
March	77.76	43.81	10,109,700
April	79.13	55.42	4,709,600
May	58.34	38.89	7,020,300
June	52.98	34.81	7,201,100
July	36.77	29.11	7,891,000
August	42.39	29.40	11,739,100
September	33.35	26.53	6,534,600
October	31.10	24.73	5,681,100
November	33.92	26.59	9,640,400
December	31.78	23.71	7,384,000
None of our other securities were listed for trading or quoted on any exchange or market, however, as described further above, our Multiple Voting Shares can be converted into Subordinate Voting Shares on a one-for-one basis at any time, at the option of the holder thereof.

DIRECTORS AND EXECUTIVE OFFICERS
The following tables set out, for each of our directors and executive officers, the person’s name, province or state and country of residence, age, position with us, principal occupation and, if a director, the date on which the person became a director. Our directors are elected annually and, unless re-elected, retire from office at the end of the next annual meeting of shareholders. Executive officers are appointed by the Board to serve, subject to the discretion of the Board, until their successors are appointed. As a group, the directors and executive officers beneficially own, or control or direct, directly or indirectly, a total of 27,857,328 Multiple Voting Shares and a total of 136,959 Subordinate Voting Shares, representing respectively 36.62% and 0.22% of each such class of shares outstanding as at December 31, 2022.
Directors

Name and Province or State and Country of Residence	Age	Position(s) / Title	Director Since	Principal Occupation
Philip Fayer Québec, Canada	45	Chair, CEO and Director	2017	Chair and Chief Executive Officer of Nuvei
Daniela Mielke(3)(6) California, United States	57	Director	2020	Managing Partner of Commerce Technology Advisors, LLC
David Lewin(4)(5) Québec, Canada	43	Director	2017	Senior Partner of TMT Group, Novacap
Maren Hwei Chyun Lau Brazil	48	Director	2022	Regional Vice President, Latin America of Meta Platforms, Inc.
Michael Hanley(1)(4) Québec, Canada	57	Director	2020	Corporate Director
Pascal Tremblay Québec, Canada	53	Director	2017	President and Chief Executive Officer of Novacap Management Inc. and Managing Partner of TMT Group, Novacap
Samir Zabaneh(2) Ontario, Canada	56	Director	2022	Chief Executive Officer and Chair of TouchBistro Inc.
Timothy A. Dent(2)(6) Massachusetts, United States	58	Director	2022	Former Chief Financial and Chief Compliance Officer at DraftKings
_______________
(1)    Chair of the Audit Committee.
(2)    Member of the Audit Committee.
(3)    Chair of the CGN Committee.

(4)    Member of the CGN Committee.
(5)    Chair of the HRC Committee.
(6)    Member of the HRC Committee.
Each of the foregoing individuals has held their present principal occupation or other executive offices with the same company or its predecessors or affiliates (including Nuvei) for the past five years.

Executive Officers

Name and Province or State and Country of Residence	Age	Position(s) with the Company	Executive Officer Since	Previously Held Positions (Last Five Years)
Philip Fayer Québec, Canada	45	Chair of the Board and Chief Executive Officer	2017	–
Max Attias Israel	47	Group Chief Technology Officer	2019	Chief Information Officer of SafeCharge (from 2018 to Nov. 2019) Chief Information Officer Site Manager of TATA Consulting Services (from 2017 to Sept. 2018).
Lindsay Matthews, Québec, Canada	52	General Counsel and Corporate Secretary	2021	Vice-President, General Counsel and Corporate Secretary of Gildan Activewear Inc. (from 2010 to 2021)
Neil Erlick Québec, Canada	43	Chief Corporate Development Officer	2021	Founder of Payment Sports & Entertainment (from May 2020 to Dec. 2020) EVP, Business Development of Paysafe (from 2015 to Dec. 2019)
David Schwartz Québec, Canada	53	Chief Financial Officer	2018	Chief Financial Officer of The Aldo Group (from 2015 to 2018)
Yuval Ziv Bulgaria	46	President	2019	Managing Director of Nuvei, Digital Payments (from 2019 to Feb. 2022) Chief Operating Officer of SafeCharge (from 2014 to Oct. 2019) Chief Commercial Officer of SafeCharge (from 2018 to Oct. 2019)
Vicky Bindra United States	58	Chief Product and Operations Officer	2022	Chief Product Officer, FIS (from May 2020- Oct 2022) CEO, Pine Labs, Singapore (April 2018 – March 2020) Chief Product Officer, Visa (Jan 2016 – March 2018)
Nikki Zinman Ontario, Canada	48	Chief People Officer	2021	Senior Vice President of Human Resources of Pearson (from 2011 to Oct. 2021)

Corporate Cease Trade Orders and Bankruptcies
Other than as set out below, to our knowledge, none of our directors or executive officers or shareholder holding a sufficient number of securities in Nuvei to materially affect the control of Nuvei is, as at the date hereof, or has been, within the 10 years prior to the date hereof: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer of chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.
Individual Bankruptcies
To our knowledge, none of our directors or executive officers or shareholder holding a sufficient number of securities in Nuvei to materially affect the control of Nuvei has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold assets of that individual.
Penalties or Sanctions
To our knowledge, none of our directors, executive officers or shareholders holding a sufficient number of our shares to materially affect our control has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Conflicts of Interest
To our knowledge, there are no known existing or potential conflicts of interest between us and our directors and executive officers, except that certain of our directors and officers also serve as directors or officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies.
Insurance and Indemnification
The Company has implemented a director and officer insurance program and has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and executive officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses to the indemnitees by the Company.

AUDIT COMMITTEE
Audit Committee Charter
The Board has adopted a written charter describing the mandate of the Audit Committee that establishes, among others, the committee’s purpose and responsibilities. Within the purview of its mandate, the Audit Committee is responsible for overseeing the accounting and financial reporting practices of Nuvei and audits of Nuvei’s financial statements. The Audit Committee’s responsibilities also include the selection, recommendation and oversight of Nuvei’s independent auditor, as well as the oversight of its internal audit process and system of internal controls over financial reporting and disclosure. The Audit Committee is also responsible for overseeing compliance with applicable legal and regulatory requirements, enterprise risk assessment and management policies and processes, as well as whistleblower policy and processes. The text of the charter of the Audit Committee is reproduced in its entirety as Exhibit A.
Composition of the Audit Committee
The Audit Committee is currently comprised of Michael Hanley, Timothy A. Dent and Samir Zabaneh. Mr. Hanley is the chair of the committee. Each of the members of the Audit Committee has an understanding of the accounting principles used to prepare the Company’s financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. Their respective appointments as members of the Audit Committee were made in light of their considerable skills, education and experience, as well as their active day-to-day involvement in relevant financial matters and issues.
It is the Board’s determination that each of the members of the Audit Committee is financially literate within the meaning of NI 52-110. A director is “financially literate” within the meaning of NI 52-110 if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Nuvei’s financial statements.
Additionally, it is the Board’s determination that each of the members of the Audit Committee is independent within the meaning of NI 52-110. Subject to certain exceptions, a director is “independent” within the meaning of NI 52-110 if he or she has no direct or indirect material relationship with the issuer. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. In addition, it is the Board’s determination that Michael Hanley, Timothy A. Dent and Samir Zabaneh are independent within the meaning of Rule 10A-3 of the U.S. Exchange Act and the Nasdaq listing rules. Michael Hanley has been identified as an audit committee financial expert as defined by the rules and regulations of the SEC.
Relevant Education and Experience
The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:
Michael Hanley, Lead Director

Mr. Hanley is a Corporate Director with over 25 years of experience in senior management roles and corporate governance. He sits on the board of directors and audit committee of Lyondell Basell Industries N.V. and is a member of LyondellBasell’s Health, Safety, Environment and Operations Committee. He is also a member of the board of directors of ExCellThera Inc. Previously, Mr. Hanley was the lead director and chair of the audit committee of BRP Inc. from 2012 to 2022. Mr. Hanley was on the board of directors and audit committee of ShawCor Ltd. from 2015 to 2021, and on the board of directors, the audit committee and the human resources and compensation committee of Industrial Alliance Insurance and Financial Services Inc. from 2015 to 2019. He was also on the board of directors and the audit committee of Le Groupe Jean Coutu (PJC) Inc. from 2016 until the company was acquired by Metro Inc. in 2018. Prior to that, Mr. Hanley held senior management positions for several years. He was Senior Vice-President, Operations and Strategic Initiatives at National Bank of Canada. He also held a number of positions at Alcan Inc., including Executive Vice-President and Chief Financial Officer, and President and CEO of the Global Bauxite and Alumina business group. He was also Chief Financial Officer of two other Canadian public companies, Gaz Métro (now Énergir) and St-Laurent Paperboard Inc. Mr. Hanley is a chartered professional accountant and has been a member of the Ordre des comptables professionnels agréés du Québec (CPA) since 1987.
Timothy A. Dent, Director
Mr. Dent is a former executive with over 20 years of online gaming experience. He sits on the audit committee of Linksquares Inc. Previously he was the Chief Financial and Chief Compliance Officer at DraftKings, joining the company at a very early stage and building those functions during its rapid growth. While at DraftKings, Mr. Dent also built and oversaw the legal and legislative affairs departments, risk management and payments functions. Prior to joining DraftKings, Mr. Dent held multiple executive leadership roles at Everest Gaming, a once leading online European poker and casino operator. During his tenure at Everest, he led many efforts in all of stages of the company’s lifecycle from startup, to rapid revenue growth and market expansion, and its transition from an unregulated to regulated operating environment. Mr. Dent received his license from the Commonwealth of Massachusetts Board of Public Accountancy as a certified public accountant in 1987.
Samir Zabaneh, Director
Mr. Zabaneh is a seasoned financial and operations executive with years of experience in the global fintech industry and is currently the CEO and Chair of TouchBistro Inc., an all-in-one point of sale and restaurant management software provider. He also serves as a member of the board of directors and audit committee of payments software company ACI Worldwide, Inc., in addition to sitting on the board of directors Seeds of Peace. Mr Zabaneh has previously served in executive leadership roles at First Data Corporation (now Fiserv Inc.), Heartland Payments Systems (now Global Payments Inc.) and Moneris Solutions Corporation.
Pre-Approval Procedures for Non-Audit Services
The Audit Committee is responsible for the pre-approval of all non-audit services to be provided to Nuvei by its independent auditor, together with approval of the engagement letter for such non-audit services and estimated fees thereof. At least annually, the Audit Committee shall review and confirm the independence of the independent auditor by obtaining statements from the independent auditor describing all relationships with Nuvei, including with respect to any non-audit services.
Independent Auditor’s Fees
For Fiscal 2021 and Fiscal 2022, our Company incurred the following fees by our external auditor:

Services Retained	Fees billed in Fiscal 2022	Fees billed in Fiscal 2021
Audit fees(1)	$3,971,721	$1,428,971
Audit-related fees(2)	$43,246	$82,208
Tax fees(3)	$177,283	$190,190
All other fees(4)	$239,079	-
Total	$4,431,329	$1,701,369
_______________
(1)    Fees for audit service, including quarterly reviews and prospectus-related fees.
(2)    Fees related to translation services.
(3)    Fees for tax compliance.
(4)    Fees related to due diligence.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
We are from time to time involved in legal proceedings of a nature considered normal to our business.
On December 8, 2021, Tarique Plummer, on behalf of “all persons and entities who acquired Nuvei Corporation securities”, filed an application with the Superior Court of Québec, Canada for authorization of a class action and for authorization to bring an action pursuant to Section 225.4 of the Securities Act (Québec) (the “Application”) against Nuvei and its directors and certain officers, among others (collectively, the “Defendants”). The Application, based on a report published by a third-party on December 8, 2021 making a series of allegations against Nuvei (the “Report”), alleged that the Defendants made misrepresentations in public documents. On February 15, 2023, the Court authorized the discontinuance of the Application against Nuvei and the other Defendants, thereby terminating this proceeding.
Legal proceedings relating to the Paya Transaction have been commenced against Paya, Paya’s board of directors and Nuvei, and we have assumed responsibility for such lawsuits as a result of the acquisition. Such litigation is common in connection with acquisitions of public companies, regardless of merits in the context of a particular transaction. The outcome of any such proceeding is uncertain, and we may not be successful in defending against such claims. We will be responsible for all costs of defending against the proceedings commenced against Paya, Paya’s board of directors and Nuvei in connection with the Paya Transaction. These costs and other effects of such litigation could have an adverse effect on our business, financial condition and operating results.
Specifically, five complaints were filed as individual actions in connection with the Paya Transaction in United States District Courts and one complaint was filed in the New York Supreme Court (the “Complaints”), alleging, among other things, that the defendants (Paya and its board of directors) omitted and/or misrepresented certain material facts from the Schedule 14D-9 filed by Paya on January 24, 2023. The complaints sought, among other relief, (i) injunctive relief preventing the consummation of the Paya Transaction, (ii) rescission of the merger agreement or rescissory damages, (iii) damages purportedly incurred on account of the alleged omissions or misstatements, (iv) declaratory relief and/or (v) an award of plaintiff’s costs and disbursements of the action, including attorneys’ and expert fees and expenses. Certain demand letters were also sent to the Company by purported stockholders making similar allegations.
The action filed in New York Supreme Court was voluntarily dismissed following Paya’s disclosure of certain additional information, which the plaintiff agreed mooted his claims. Three of the federal actions have likewise been voluntarily dismissed. We believe the claims in the remaining actions and in the demand letters are without merit, but the outcome of those matters cannot be predicted with certainty.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
No director or executive officer of Nuvei, and to the knowledge of the directors and executive officers of Nuvei, (i) no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class of Nuvei’s voting shares, (ii) nor any of such persons’ or companies’ associates or affiliates, (iii) nor any associates or affiliates of any director or executive officer of Nuvei, has had a material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company within the three most recently completed financial years or during the current financial year.

TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our Multiple Voting Shares and Subordinate Voting Shares in Canada is TSX Trust Company (Canada) at its principal office in Montreal, Québec, and in the United States is American Stock Transfer & Trust Company, LLC, at its principal office in Brooklyn, New York.

MATERIAL CONTRACTS
The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which we have entered into since the beginning of the last financial year ended December 31, 2022, or entered into prior to such date, but which are still in effect and that are required to be filed with Canadian securities regulatory authorization in accordance with Section 12.2 of National Instrument 51-102-Continuous Disclosure Obligations.
Paya Merger Agreement
On January 8, 2023, the Company and Paya entered into a definitive agreement pursuant to which Nuvei acquired all of the issued and outstanding common shares of Paya (the “Merger Agreement”).
This summary is qualified in its entirety by reference to the provisions of the Merger Agreement, which is available on SEDAR at www.sedar.com.
Pursuant to the terms of the Merger Agreement, Nuvei commenced a tender offer to acquire all outstanding shares of Paya at a price of $9.75 per share in cash (approximately $1.3 billion of enterprise value for Paya). The closing of the tender offer was subject to certain conditions, including the tender of shares representing at least a majority of the total number of Paya’s outstanding shares, and other customary conditions. On February 22, 2023, following the successful completion of the tender offer, Nuvei acquired all remaining shares not tendered in the tender offer through a second-step merger at the same price.
Amended and Restated Investor Rights Agreement
On October 4, 2021, we entered into an amended and restated investor rights agreement with Novacap, CDPQ and Fayer Holdco (collectively, the “Principal Shareholders”) with respect to certain rights of these holders of Multiple Voting Shares, including director nomination rights and registration rights (the “Amended and Restated Investor Rights Agreement”).
This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. The Amended and Restated Investor Rights Agreement is available on SEDAR at www.sedar.com.
Nomination Rights

Fayer Holdco is entitled to designate two members of the Board and will continue to be entitled to designate such number of directors for so long as it holds more than 50% of the number of Multiple Voting Shares it held upon completion of the TSX Listing. Fayer Holdco will be entitled to designate one member of the Board for so long as it holds more than 25% of the number of Multiple Voting Shares it held upon completion of the TSX Listing. In the event that Fayer Holdco holds 25% or less of the number of Multiple Voting Shares it held upon completion of the TSX Listing and Mr. Philip Fayer is no longer acting as our Chief Executive Officer, Fayer Holdco will lose the right to designate a member of the Board.
Novacap is entitled to designate two members of the Board and will continue to be entitled to designate such number of directors for so long as it holds more than 50% of the number of Multiple Voting Shares it held upon completion of the TSX Listing. Novacap will be entitled to designate one member of the Board for so long as it holds more than 25% of the number of Multiple Voting Shares it held upon completion of the TSX Listing. In the event that Novacap holds 25% or less of the number of Multiple Voting Shares it held upon completion of the TSX Listing, it will lose the right to designate a member of the Board.
CDPQ is entitled to designate one member of the Board and will continue to be entitled to designate one member of the Board for so long as it holds more than 25% of the number of Multiple Voting Shares it held upon completion of the TSX Listing. In the event that CDPQ holds 25% or less of the number of Multiple Voting Shares it held upon completion of the TSX Listing, it will lose the right to designate a member of the Board. The nominee of CDPQ designated under the Investor Rights Agreement must be independent within the meaning of NI 52-110 and applicable TSX and Nasdaq rules.
The Amended and Restated Investor Rights Agreement also provides that, should the Company grant additional nomination rights in the future to an investor other than the Principal Shareholders, the Company will cause such other investor to exercise all voting rights under its control to vote in favour of the nominees of the Principal Shareholders, provided that such other investor may withhold from voting in favour of such nominees.
Registration Rights
The Amended and Restated Investor Rights Agreement provides for demand registration rights in favour of the Principal Shareholders that will enable them, under certain circumstances, to require the Company to qualify by prospectus in Canada all or any portion of the shares held by them for a distribution to the public and to file with the SEC a U.S. registration statement, provided that the Company will not be obliged to effect (i) more than four demand registrations in any 12-month period or (ii) any demand registration where the value of the shares offered under such demand registration is less than $25.0 million.
The Amended and Restated Investor Rights Agreement also provides for incidental or “piggy-back” registration rights allowing the Principal Shareholders to include their shares in certain public offerings of our Subordinate Voting Shares, up to a maximum of 15% of the number of shares to be offered in such offering, subject to certain underwriters’ cutback rights.
Restrictive Covenant
The Amended and Restated Investor Rights Agreement limits the Company’s ability to prejudice the maintenance within the Province of Québec of its head office, subject to the Board’s fiduciary duties under applicable laws. Such restrictive covenant will continue to apply until the occurrence of the earliest of (i) CDPQ ceasing to hold at least 10% of our issued and outstanding shares (on a non-diluted basis), (ii) Philip Fayer ceasing to be the Chief Executive Officer of the Company (subject to the restrictive covenant below) or (iii) five years following the completion of the TSX Listing.

In the event that Philip Fayer ceases to be the Chief Executive Officer of the Company, the consent of CDPQ will no longer be required if the Company wishes to transfer the Company’s head office outside of the Province of Québec as long as the following three conditions are met: (i) the Chairman of the Board principally resides or is based in the Province of Québec, (ii) the Company does not implement any material downsize in its Québec operations, and (iii) at least one of the following executive functions of the Company is fulfilled by an individual that principally resides or is based in the Province of Québec: Chief Executive Officer, Chief Financial Officer or Chief Legal Officer. Such restrictive covenant will continue to apply until the occurrence of the earliest of (i) CDPQ ceasing to hold at least 10% of our issued and outstanding shares (on a non-diluted basis) or (ii) five years following the completion of the TSX Listing.
Coattail Agreement
On September 22, 2020, we entered into a Coattail Agreement with the holders of Multiple Voting Shares. See “Description of Share Capital – Subordinate Voting Shares and Multiple Voting Shares – Take-Over Bid Protection”, for a summary of the Coattail Agreement.
Copies of the above-listed material contracts are available on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS
Our independent registered public accounting firm, PricewaterhouseCoopers LLP, issued a Report of Independent Registered Public Accounting Firm dated March 8, 2023 in respect of the Company’s consolidated financial statements as at December 31, 2022 and 2021 and for each of the years then ended and on the effectiveness of internal control over financial reporting as of December 31, 2022. PricewaterhouseCoopers LLP has confirmed that it is independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and of the U.S. Exchange Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION
Additional information about Nuvei is available on our website at www.nuvei.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Other than in instances where Nuvei specifically provides otherwise, information contained on, or accessible through, our website is not a part of, nor incorporated by reference in, this AIF.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans will be contained in our management information circular that will be filed in connection with our next annual meeting of shareholders. Once filed, the circular will be available on our website at www.nuvei.com and at www.sedar.com and www.sec.gov.
Additional financial information is provided in our audited consolidated financial statements and notes for Fiscal 2022 and Management’s Discussion and Analysis for Fiscal 2022, available on our website at www.nuvei.com and at www.sedar.com and www.sec.gov.
References to our website in this AIF do not incorporate by reference the information on such website into this AIF, and we disclaim any such incorporation by reference.

GLOSSARY OF TERMS
The following is a glossary of certain industry and other defined terms used in this AIF:
“ACH” means automated clearing house;
“AGCO” means the Alcohol and Gaming Commission;
“Amended and Restated Investor Rights Agreement” has the meaning given to such term in “Material Contracts – Amended and Restated Investor Rights Agreement”;
“AML” means anti-money laundering;
“API” means application programming interface, a set of clearly defined methods of communication between different software components, which enables developers and resellers to create applications that can easily connect and integrate with payment processing technology platform;
“APMs” means alternative payment methods;
“Application” has the meaning given to such term in “Legal Proceedings and Regulatory Actions”;
“Audit Committee” means the audit committee of the Board;
“Bill C-218” means An Act to amend the Criminal Code (sports betting);
“Board” means the board of directors of the Company;
“Brexit” means the departure of the U.K. from the European Union on January 31, 2020;
“BSA” means the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001;
“B2B” means business to business;
“B2C” means business to consumer;
“CBCA” means the Canada Business Corporations Act, as amended from time to time;
“CCPA” means the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020;
“CDPQ” means Caisse de dépôt et placement du Québec or one or more of its affiliates;
“CFPB” means the U.S. Consumer Financial Protection Bureau;
“CFPOA” means the Corruption of Foreign Public Officials Act;
“Complaints” means the five complaints that have been filed as individual actions in United States District Courts and the complaint that has been filed in New York Supreme Court in connection with the Paya Transaction.
“CGN Committee” means the corporate governance and nominating committee of the Board;
“CNBV” means the National Banking and Securities Commission (CNBV Comisión Nacional Bancaria y de Valores);
“Coattail Agreement” has the meaning given to such term in “Description of Share Capital – Subordinate Voting Shares and Multiple Voting Shares – Take-Over Bid Protection”;
“Code” means the Code of Conduct for the Credit and Debit Card Industry in Canada adopted by the Financial Consumer Agency of Canada;
“Convertible Securities” has the meaning given to such term in “Description of Share Capital – Subordinate Voting Shares and Multiple Voting Shares – Subscription Rights”;
“CP 21-402” means the Consultation Paper 21-402 Proposed Framework for Crypto-Asset Trading Platforms;
“Defendants” has the meaning given to such term in “Legal Proceedings and Regulatory Actions”;

“DGCL” means the Delaware General Corporation Law;
“Distributed Securities” has the meaning given to such term in “Description of Share Capital – Subordinate Voting Shares and Multiple Voting Shares – Subscription Rights”;
“Distribution” has the meaning given to such term in “Description of Share Capital – Subordinate Voting Shares and Multiple Voting Shares – Subscription Rights”;
“DTPs” means digital asset trading platforms;
“eCommerce” means electronic commerce;
“EEA” means European Economic Area;
“EMI” means a licensed electronic money institution;
“ERP” means enterprise resource planning;
“ESG” means environmental, social and governance;
“EU” means the European Union;
“Fayer Holdco” means Whiskey Papa Fox Inc., a holding company controlled by Philip Fayer, our Chair and Chief Executive Officer;
“FCA” means the Financial Conduct Authority (United Kingdom);
“FCIS” means the Republic of Lithuania’s Financial Crime Investigation Service under the Ministry of the Interior;
“FCPA” means the U.S. Foreign Corrupt Practices Act;
“FCRA” means the Fair Credit Reporting Act;
“FFIEC” means Federal Financial Institutions Examination Council;
“FinCEN” means the Financial Crimes Enforcement Network of the U.S. Department of the Treasury;
“FINTRAC” means the Financial Transactions and Reports Analysis Centre of Canada;
“Fiscal 2020” means the fiscal year ended December 31, 2020;
“Fiscal 2021” means the fiscal year ended December 31, 2021;
“Fiscal 2022” means the fiscal year ended December 31, 2022;
“FSMA” means the Financial Services and Markets Act 2000, as amended;
“FTC” means the U.S. Federal Trade Commission;
“gateway” means an online application that connects an eCommerce point of sale to the payment processor enabling online payment transactions;
“GDPR” means General Data Protection Regulation;
“HRC Committee” means the human resources and compensation committee of the Board;
“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board;
“IIROC” means the Investment Industry Regulatory Organization of Canada;
“INTERAC” means the national Canadian debit card service;
“IP Rights” has the meaning given to such term in “Risk Factors – If we are unable to successfully obtain, maintain, protect, enforce or otherwise manage our intellectual property and proprietary rights, we may incur significant expenses and our business may be adversely affected”.
“ISO” means independent sales organization;

“ISV” means independent software vendor;
“KYC” means know your customer;
“Law on EMI” means the Law on Electronic Money and Electronic Money Institutions;
“March 2021 Selling Shareholders” has the meaning given to such term in “General Development of Nuvei’s Business – Three-Year Business Development History – Fiscal 2021 – Public Offerings and Other Capital Market Transactions”;
“MAS” means the Monetary Authority of Singapore;
“Mazooma” means Mazooma Technical Services Inc.;
“MEA” refers to Middle East and Africa;
“MSB” means a money services business;
“Multiple Voting Shares” means the multiple voting shares of the Company;
“NACHA” means the National Automated Clearinghouse Association;
“Nasdaq” means the Nasdaq Global Select Market;
“Nasdaq Listing” has the meaning given to such term in “General Development of Nuvei’s Business – Three-Year Business Development History – Fiscal 2021 – Public Offerings and Other Capital Market Transactions”;
“NCIB” means a normal course issuer bid;
“Nevada Services” means Nevada Services UAB;
“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;
“NI 52-110” means National Instrument 52-110 – Audit Committees, as amended from time to time;
“Novacap” means, collectively, Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P. and Novacap TMT V Co-Investment (Nuvei), L.P; “Nuvei Financial” means Nuvei Financial Services Limited, a subsidiary of the Company (formerly, SafeCharge Financial Services Limited);
“Nuvei International Group” means Nuvei International Group Limited, a subsidiary of the Company (formerly, SafeCharge International Group Limited);
“Nuvei Limited” means Nuvei Limited, a subsidiary of the Company (formerly, SafeCharge Limited);
“Nuvei Mexico” means Nuvei Payments Mexico, S.A. de C.V;
“Nuvei Netherlands” means Nuvei Global Services B.V., a subsidiary of the Company (formerly, Smart2Pay Global Services B.V.);
“Nuvei Singapore” means Nuvei Singapore Pte. Ltd. (formely, SafeCharge Pte. Limited);
“Nuvei US” means Nuvei US, LLC, a subsidiary of the Company;
“OECD” means the Organization for Economic Co-operation and Development;
“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury;
“Paya” means Paya Holdings Inc.;
“Paya Credit Facility” means the new $800 million first lien secured credit facility made available to certain of Nuvei’s subsidiaries in February 2023 in connection with the financing of the Paya Transaction;
“Paya Transaction” means Nuvei’s acquisition of Paya, which was completed on February 22, 2023;

“Paymentez” means Paymentez LLC;
“PCI” means Payment Card Industry;
“PCMLTFA” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada);
“PFIC” means a passive foreign investment company;
“PIPEDA” means the Personal Information Protection and Electronic Documents Act (Canada);
“POS” means a point of sale where a transaction is completed;
“PPIPS” means Québec’s Act respecting the protection of personal information in the private sector;
“Preferred Shares” means the Class A preferred shares of the Company issuable in series;
“Principal Shareholders” has the meaning given to such term in “Material Contracts – Amended and Restated Investor Rights Agreement”;
“PSA” means the provision of payment services in Singapore under the Payment Services Act (2019) which came into force on January 28, 2020;
“PSP” means payment service providers;
“PSD2” means the European Revised Payment Services Directive in the United Kingdom and the Netherlands;
“Regulation FD” means Regulation Fair Disclosure;
“Report” has the meaning given to such term in “Legal Proceedings and Regulatory Actions”;
“Rights to Subscribe” has the meaning given to such term in “Description of Share Capital – Subordinate Voting Shares and Multiple Voting Shares – Subscription Rights”;
“RPAA” means the Retail Payments Activities Act;
“Sarbanese-Oxley Act” means the United States Sarbanes-Oxley Act of 2002;
“SEC” means the U.S. Securities and Exchange Commission;
“Selling Shareholders” has the meaning given to such term in “General Development of Nuvei’s Business – Three-Year Business Development History – Fiscal 2020 – Public Offerings and Other Capital Market Transactions”;
“SG PSRs” means the associated Payment Services Regulations 2019 to the PSA;
“Simplex” means SimplexCC Ltd.;
“Smart2Pay” means Nuvei Technology & Services B.V. (formerly, Smart2Pay Technology & Services B.V.);
“Smart2Pay Transaction” means the Company’s acquisition of Smart2Pay;
“SMBs” means small-and-medium sized businesses;
“Subject Voting Shares” has the meaning given to such term in “Description of Share Capital – Subordinate Voting Shares and Multiple Voting Shares – Subscription Rights”;
“Subordinate Voting Shares” means the subordinate voting shares of the Company;
“Subscription Securities” has the meaning given to such term in “Description of Share Capital – Subordinate Voting Shares and Multiple Voting Shares – Subscription Rights”;
“TSX” means the Toronto Stock Exchange;
“TSX Listing” has the meaning given to such term in “Corporate Structure – Name, Address and Incorporation”;
“UDAP” means Unfair and Deceptive Acts and Practices;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time;
“U.K.” means the United Kingdom;
“U.K. PSRs” means the U.K. Payment Services Regulations 2017;
“VAR” means value-added reseller;
“VCDPA” means the Virginia Consumer Data Protection Act;
“Wwft” means the Dutch Act for the Prevention of Money Laundering and Financing of Terrorism (Wet ter voorkoming van witwassen en financieren van terrorisme).

Exhibit A

Audit Committee Charter

I.PURPOSE
The purpose of the Audit Committee is to assist the Board of Directors (the “Board”) of Nuvei Corporation (the “Corporation”) in its oversight of:
1the integrity of the accounting and financial reporting process, financial statements and related information;
2the independence, qualifications and appointment and performance of the Corporation’s external auditor (the “External Auditor”);
3compliance with applicable legal and regulatory requirements;
4disclosure, internal controls and audit procedures (internal and external);
5enterprise risk management processes, treasury, tax, hedging, and financial strategies and policies; and
6whistleblower policy and processes.
In addition, the Audit Committee provides an avenue for communication between the External Auditor, management, and other employees of the Corporation, as well as the Board, concerning accounting and auditing matters.
The composition and meetings of the Audit Committee are subject to the requirements set forth in the articles and by-laws of the Corporation, as well as in any investor rights agreement or similar agreements which may exist from time to time between the Corporation and certain shareholders (the “Investor Agreements”), as well as in applicable laws and the rules of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Stock Market, LLC (the “Nasdaq”). This Charter is not intended to limit, enlarge or change in any way the responsibilities of the Audit Committee as determined by such articles, by-laws, Investor Agreements, applicable laws and the rules of the TSX and Nasdaq.

II.DUTIES AND RESPONSIBILITIES
The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board. The Audit Committee shall have the following duties and responsibilities:
A.FINANCIAL REPORTING AND CONTROL
1.Review and discuss with management and the External Auditor the following:
1.major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

2.analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the adoption of all major accounting policies and practices, any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;
3.the effect of regulatory and accounting developments, as well as any off-balance sheet arrangements, on the financial statements of the Corporation;
4.the type and presentation of information to be included in earnings press releases (including any use of pro-forma or non-IFRS information as well as the presentation of future oriented financial information);
5.any corporate governance issues which could significantly affect the financial statements; and
6.all matters required to be communicated to the Audit Committee under accounting policies, auditing standards or other applicable requirements.
2.Review and discuss with management and the External Auditor, report and, where appropriate, provide recommendations to the Board on the following, prior to their public disclosure:
1.the annual and interim consolidated financial statements and the related Management’s Discussion and Analysis, Annual Information Forms, and earnings press releases, the whole in accordance with the Corporation’s Disclosure Policy;
2.any audit issues raised by the External Auditor and management’s response thereto, including any restrictions on the scope of the activities of the External Auditor or access to requested information and any significant disagreements with management; and
3.to the extent not previously reviewed by the Audit Committee, all financial statements included in any prospectus, business acquisition report or offering memoranda and all other financial reports required by regulatory authorities and/or requiring approval by the Board.
3.Review and discuss reports from the External Auditor on:
1.all critical accounting policies and practices used by the Corporation;
2.all material selections of accounting policies when there is a choice of policies available under IFRS that have been discussed with management, including the ramifications of the use of such alternative treatment and the alternative preferred by the External Auditor;
3.other material written communications between the External Auditor and management, and discuss such communications with the External Auditor; and

4.the adequacy of procedures in place for the review of public disclosure of financial information extracted or derived from the financial statements.
B.APPOINTMENT AND OVERSIGHT OF THE EXTERNAL AUDITOR
1.Recommend to the Board the External Auditor to be nominated for the purpose of preparing the External Auditor’s report as well as the External Auditor’s compensation for doing so.
2.Oversee the work of the External Auditor and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required, and review, report and, provide recommendations to the Board on the appointment, terms of engagement, retention, independence, performance, remuneration and, if appropriate, removal of the External Auditor. The External Auditor shall report directly to the Audit Committee.
3.Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the External Auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.
4.Pre-approve the audit services and non-audit services (including the fees and terms thereof) to be provided by the External Auditor pursuant to pre-approval policies and procedures established by the Audit Committee. Either (a) before the External Auditor is engaged by the Corporation to render audit or non-audit services, such engagement must be approved the Audit Committee or (b) before any such engagement is entered into pursuant to pre-approval policies and procedures established by the Audit Committee, which policies and procedures must detail the particular service, the Audit Committee is informed of each service and such policies and procedures must not include delegation of the Audit Committee responsibilities to management. The Audit Committee may delegate its authority to pre-approve services to one or more Audit Committee members, provided that such designees present any such approvals to the full Audit Committee at the next Audit Committee meeting.
5.Establish policies for the hiring of partners, employees and former partners and employees of the External Auditor in order to protect the independence of the External Auditor.
6.Discuss with the External Auditor its responsibilities under generally accepted auditing standards, review and approve the planned scope and timing of the External Auditor’s annual audit plan(s) and discuss significant findings from the audit and any problems or difficulties encountered, including any restrictions on the scope of the External Auditor’s activities or on access to requested information, and any significant disagreements with management.
7.At least annually, consider, assess, and report to the Board on:
1.the independence of the External Auditor, including that the External Auditor’s performance of permitted non-audit services does not impair the External Auditor’s independence;

2.the External Auditor’s written statement (i) delineating all relationships between the External Auditor and the Corporation, (ii) assuring that lead audit partner rotation is carried out, as required by applicable laws, regulations and rules, and (iii) delineating any other relationships that may adversely affect the independence of the External Auditor;
3.the evaluation of the lead audit partner, taking into account the opinions of management; and
4.any action that may be required or appropriate to oversee to ensure the independence of the External Auditor.
8.At least annually, obtain and review a report by the External Auditor describing:
1.the External Auditor’s internal quality-control procedures;
2.any material issues raised (i) by the most recent internal quality-control review, peer review or Public Company Accounting Oversight Board (“PCAOB”) review of the External Auditor or (ii) by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor, and any steps taken to deal with any such issues;
3.all relationships between the External Auditor and the Corporation consistent with applicable requirements of the PCAOB regarding the External Auditor’s communications with the Audit Committee concerning independence; and
4.any matter that may implicate Section 10A of the Securities Exchange Act of 1934, as amended.
9.Resolve any disagreement between management and the External Auditor regarding financial reporting.
10.Review any difficulties the External Auditor encountered in the course of the audit work, including any restrictions on the scope of their activities or access to requested information.
11.Review the annual audit plan with the External Auditor.
12.At least quarterly and when required, meet with the External Auditor in the absence of management.
C.COMPLIANCE WITH LEGAL AND ACCOUNTING REQUIREMENTS
1.Review and discuss with management, legal counsel and the External Auditor, monitor, report and, when appropriate, provide recommendations to the Board on the adequacy of the Corporation’s processes for complying with laws, regulations and applicable accounting standards.
2.Review, on a periodic basis with legal counsel, the Corporation’s compliance with respect to (a) the legal and regulatory matters which may have a material effect on the Corporation and/or its financial statements, including with respect to pending or threatened material litigation, and (b) corporate compliance policies, including the Code of Ethics.
3.Review potential situations of misconduct, fraud or other corporate compliance concerns brought to the attention of the Audit Committee, in order to recommend or not, in certain circumstances, to the Board to grant or reject waivers from compliance with the Code of Ethics. The Audit Committee shall also ensure that when such waivers are granted, the Board shall review whether such waiver should be disclosed in accordance with the Disclosure Policy and applicable law.
D.OVERSIGHT OF THE CORPORATION’S INTERNAL CONTROL SYSTEM
1.In collaboration with the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), review and discuss with management (including the internal audit team) and the External Auditor, monitor, report and, where appropriate, provide recommendations to the Board on the following:
1.the Corporation’s systems of internal controls over financial reporting, including information technology security and control, and any weakness, deficiency, significant finding or recommendation in relation therewith;
2.compliance with the policies and practices of the Corporation relating to business ethics, including the Code of Ethics;
3.compliance by directors, officers and other management personnel with the Corporation’s Disclosure Policy; and
4.the relationship of the Audit Committee with other committees of the Board, management and the Corporation’s consolidated subsidiaries’ audit and other committees, as appropriate.
2.Review and discuss with the CEO and CFO, and the other executive officers of the Corporation, as appropriate (collectively with the CEO and CFO, the “Executive Officers”), the process for the certifications to be provided in the Corporation’s public disclosure documents.
3.In collaboration with the CEO and the CFO, review, monitor, report, and, where appropriate, provide recommendations to the Board on the Corporation’s disclosure controls and procedures.
4.Ensure the establishment of procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.
E.OVERSIGHT OF THE CORPORATION’S RISK MANAGEMENT
1.Review, monitor, report and, where appropriate, provide recommendations to the Board on the Corporation’s major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management including the following:

1.the Corporation’s processes for identifying, assessing and managing risks;
2.the Corporation’s major financial risks, including derivative and tax risks, as well as operational risks and the steps the Corporation has taken to monitor and control such exposures;
3.the Corporation’s major security risks and security trends, including cybersecurity risks, that may impact the Corporation’s operations and business; and
4.the Corporation’s business continuity plans, including work stoppage and disaster recovery plans.
2.Review, monitor, report and, where appropriate, provide recommendations to the Board on the Corporation’s compliance with internal policies and practices regarding risk assessment and risk management and the Corporation’s progress in remedying any material deficiencies thereto.
3.When appropriate, ensure that the Corporation and its consolidated subsidiaries establish risk assessment and risk management policies, and review and report thereon to the Board.
4.Review with management the credit worthiness, liquidity and important treasury matters including financial plans and strategies of the Corporation.
5.Review the corporation’s tax strategy, including its tax planning and compliance with applicable tax laws.
6.Review with management any hedging strategy that may be in place from time to time, including with respect to foreign exchange and interest rate hedging, financial or physical, intended to manage, mitigate or eliminate risks relation to foreign exchange and interest rate fluctuations.
7.Review with management the Corporation’s insurance coverage annually or as otherwise may be appropriate.
8.Review all actual or potential conflicts of interest as well as any related party transactions in accordance with the Related Person Transaction Policy, the whole with a view to ensuring that the terms of any such transaction reflect those which would typically be negotiated between arm’s length parties, that any value paid in the transaction represents fair market value, and that the transaction is in the best interests of the Corporation. In the case of any potential conflicts of interest involving directors, review whether the relevant director or directors may vote on any matter involving such potential conflict.
F.INTERNAL AUDIT FUNCTION
1.Review and approve the charter, nature, scope of work and organizational structure of the internal audit function as well as the annual audit plan and any major changes thereon.
2.Ensure that the internal audit function has the necessary internal and/or external resources to fulfill its mandate and responsibilities.

3.Periodically review the audit plan status, including a progress report on the internal audit mandates and a follow-up on past due recommendations.
4.Review internal audit reports, including management responses, and ensure that the necessary steps are taken to follow up on important report recommendations.
5.Review with the assistance of the Executive Officers the internal audit budget, resource plan, activities, and organizational structure of the internal audit function.
6.Ensure the independence and effectiveness of the internal audit function, including by requiring that the function be free of any influence that could adversely affect its ability to objectively assume its responsibilities, by ensuring that it reports to the Audit Committee, and by meeting regularly with the lead of the internal audit function without management being present in order to discuss, among others, the questions they raise regarding the relationship between the internal audit function and management and access to the information required.
G.WHISTLEBLOWER COMPLAINT PROCEDURES
In accordance with the terms of the Whistleblower Policy, ensure that the Corporation has in place adequate procedures for:
1.The receipt, retention and treatment of complaints received by the Corporation, including those regarding accounting, internal account controls or auditing matters.
2.The confidential anonymous submission of concerns regarding questionable matters or circumstances (including allegations with respect to fraud, accounting misconduct, harassment, violence, retaliation, etc.).

III.EVALUATION OF THE AUDIT COMMITTEE AND REPORT TO BOARD
1.The Audit Committee shall evaluate and review with the Board, on an annual basis, the performance of the Audit Committee as a whole, as well as the performance of each individual member while taking into account: (i) in the case of the Audit Committee as a whole, this Charter, and (ii) in the case of an individual member, the applicable position description(s), as well as the competencies and skills each individual director is expected to contribute to the Audit Committee.
2.The Audit Committee shall evaluate and assess, on an annual basis, the financial literacy of the members of the Audit Committee.
3.The Audit Committee shall report to the Board periodically on the Audit Committee’s activities, the Corporation’s compliance with legal or regulatory requirements, the independence and performance of the External Auditor, and any other matters that the Audit Committee deems appropriate or is requested to include by the Board.

IV.OUTSIDE ADVISORS
The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems necessary or appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate compensation for such advisors as determined by the Audit Committee for payment of:
1.Compensation to any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation;
2.Compensation to any advisors employed by the Audit Committee; and
3.Ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

V.MEMBERSHIP
The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board may from time to time by resolution determine. The members of the Audit Committee shall meet the independence test and other membership requirements (including the financial literacy requirements pursuant to National Instrument 52-110 Audit Committees and under applicable laws, rules, regulations and listing requirements, including Nasdaq Rule 5605(c)(2)(A)(iv)) and Rule 10A-3 under the U.S. Securities Exchange Act of 1943, as amended, including any exceptions permitted by such requirements, as determined by the Board.
Accordingly, each member shall, in the judgement of the Board, have the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breath and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. At least one member of the Audit Committee shall, in the judgement of the Board, be an “audit committee financial expert” in accordance with the rules and regulations of the Securities and Exchange Commission and Nasdaq.

VI. AUDIT COMMITTEE CHAIR POSITION DESCRIPTION
The Audit Committee Chair shall be appointed by the Board. The Audit Committee Chair leads the Audit Committee in all aspects of its work and is responsible for effectively managing the affairs of the Audit Committee and ensuring that it is properly organized and functions efficiently. More specifically, the Audit Committee Chair shall:
1Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this Charter and as otherwise may be appropriate;

2Ensure that there is an effective relationship between management and the members of the Audit Committee;
3Chair meetings of the Audit Committee;
4In consultation with the Board Chair, the Lead Director, the Corporate Secretary, and the Executive Officers, determine the frequency, dates and locations of meetings of the Audit Committee;
5In consultation with the Executive Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;
6Ensure, in consultation with the Board Chair and Lead Director, that all items requiring the Audit Committee’s approval, are appropriately tabled;
7Ensure the proper flow of information to the Audit Committee and review, with the Executive Officers and the Corporate Secretary, the adequacy and timing of materials in support of management’s proposals;
8Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board following any meeting of the Audit Committee; and
9Carry out any special assignments or any functions as requested by the Board.

VII. APPOINTMENT AND TERM
The Board shall recommend nominees for appointment to the Audit Committee annually and as vacancies or newly created positions occur. The members of the Audit Committee shall be appointed by resolution of the Board to hold office from the time of their appointment until the next annual meeting of the shareholders, or until their successors are so appointed. Committee members may be removed by the Board at any time.

VIII. PROCEDURES FOR MEETINGS
Meetings of the Audit Committee may be called by any member of the Audit Committee or the External Auditor. The Audit Committee shall fix its own procedures at meetings and for the calling of meetings. The Audit Committee will meet at least each quarter and otherwise as necessary. The Audit Committee shall meet separately in an executive session, in the absence of management and the External Auditor, at each regularly scheduled meeting. The Audit Committee will also meet with the External Auditor without management being present.
The Audit Committee may invite any directors, officers or employees of the Corporation or any other person to attend meetings of the Audit Committee to assist in the discussion and examination of the matters under consideration by the Audit Committee. The External Auditor shall receive notice of and attend, at the expense of the Corporation, each meeting of the Audit Committee.

IX. QUORUM AND VOTING
Unless otherwise determined from time to time by resolution of the Board, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

X.SECRETARY
Unless otherwise determined by resolution, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.

XI. VACANCIES
Vacancies at any time occurring shall be filled by resolution of the Board.

XII. LIMITATION ON DUTIES
Notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Audit Committee to ensure the Corporation’s compliance with applicable laws or regulations.
In contributing to the Audit Committee’s discharge of its duties under this Charter, each member shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended or may be construed as imposing on any member a standard of care or diligence that is in any way more onerous or extensive than the standards to which the members of the Board are subject.
The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s shareholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively. The terms contained herein are not intended to give rise to civil liability on the part of the Corporation or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.
It is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with IFRS and applicable rules and regulations. This is the responsibility of management and the External Auditor. Furthermore, while the Audit Committee is responsible for reviewing the Corporation’s policies and practices with respect to risk assessment and management, it is the responsibility of the CEO and senior management to determine the appropriate level of the Corporation’s exposure to risk.

XII XIII. RECORDS
The Audit Committee shall keep such records of its proceedings as it may deem necessary and shall report regularly on its activities and recommendations to the Board as appropriate.

XIV. ACCESS TO INFORMATION AND AUTHORITY
The Audit Committee will be granted access to all information regarding the Corporation that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by the members of the Audit Committee. The Audit Committee also has the authority to communicate directly with the External Auditor, the CFO, the lead of the internal audit function as well as any other employee of the Corporation as it deems necessary.

XV. REVIEW OF CHARTER
The Audit Committee will annually review and assess the adequacy of this Charter and recommend to the Board any proposed changes for consideration. The Board may amend this Charter, as required.

Adopted by the Board of Directors on September 1, 2020
Last amended on October 4, 2021